SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2020

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2020 to June 30, 2020)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Company Overview

1. Name of the company: Korea Electric Power Corporation (KEPCO)

2. Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Phone number) 82-61-345-4213

(Website) http://www.kepco.co.kr

3. Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), ICT service by KEPCO KDN, nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF) and other overseas businesses and related investments.

4. Consolidated subsidiaries

(As of June 30, 2020)

Domestic	Overseas	Total
44	79	123

5. Major changes in management

A.	On January 31, 2020, Mr. Park, Jong-Bae was appointed as a non-standing director in replacement of Mr. Kim, Tae-Yoo, who resigned from his position.

B.

On March 17, 2020, Mr. Kim, Jwa-Kwan, Mr. Yang, Bong-Ryull, and Mr. Jung, Yeon-Gil, whose term of office expired, were reappointed as non-standing directors for a term of a year beginning on April 4, 2020.

C.	On May 27, 2020, Ms. Noh, Geum-Sun and Mr. Choi, Seung-Kook, whose term of office expired, were reappointed as non-standing directors for a term of a year beginning on June 12, 2020.

D.	On June 10, 2020, Mr. Seong, Si-Heon was appointed as a non-standing director in replacement of Mr. Kim, Chang-Joon, whose term of office expired.

6. Changes in major shareholders

On December 31, 2014, Korea Development Bank merged with Korea Finance Corporation, and became the largest shareholder of KEPCO.

7. Information regarding KEPCO shares

A.	Issued share capital: Won 3,210 billion (Authorized capital: Won 6 trillion)

B.	Total number of issued shares: 641,964,077 (Total number of shares authorized to for issuance: 1,200,000,000)

C.	Dividends: KEPCO did not pay any dividends for fiscal year of 2019 and 2018. Dividend payments for fiscal year 2017 and 2016 were Won 790 and Won 1,980 per share respectively.

II. Business Overview

1. Consolidated financial results by segment for a six-month period ended June 30, 2020 and 2019

(In billions of Won)

Business sector	January to June 2019		January to June 2020
	Sales	Operating profit	Sales	Operating profit
Electricity sales	28,243	-2,152	27,855	-36
Nuclear generation	4,593	801	4,798	629
Thermal generation	11,796	301	10,253	112
Others(*)	1,631	181	1,926	142
Subtotal	46,263	-869	44,833	848
Adjustment for related- party transactions	-17,944	-60	-16,667	-27

Total	28,319	-929	28,166	820

• The figures may not add up to the relevant total numbers due to rounding.

(*) Others relate to subsidiaries including KEPCO E&C, KEPCO KPS, KEPCO NF and KEPCO KDN, among others.

2. Changes in unit prices of major products

(In Won per kWh)

Business sector		Company	January to June 2019	January to June 2020
Electricity sold	Residential	KEPCO	105.90	108.69
	Commercial		126.73	128.01
	Educational		99.61	104.14
	Industrial		103.96	105.39
	Agricultural		48.05	48.65
	Street lighting		114.57	114.91
	Overnight usage		67.42	67.21
Electricity from nuclear generation	Nuclear Generation	KHNP	57.76	57.70
Electricity from thermal generation	Thermal generation	KOSEP	100.84	92.40
		KOMIPO	104.60	84.02
		KOWEPO	100.84	95.02
		KOSPO	106.87	101.97
		EWP	99.53	89.04

3. Power purchase from generation companies for a six-month period ended June 30, 2020

Company	Volume (GWh)	Expense (In billions of Won)
KHNP	80,233	4,636
KOSEP	23,364	1,906
KOMIPO	22,405	2,112
KOWEPO	18,069	1,720
KOSPO	19,975	2,037
EWP	19,976	1,857
Others	75,505	7,385

Total	259,527	21,653

4. Intellectual property as of June 30, 2020

	Patents		Utility models	Designs	Trademarks
	Domestic	Overseas			Domestic	Overseas	Total
KEPCO	2,731	275	68	85	109	47	3,315
Generation subsidiaries	2,633	376	116	56	164	23	3,368

Total	5,364	651	184	141	273	70	6,683

III. Financial Information

1. Condensed consolidated financial results as of and for a six-month period ended June 30, 2019 and 2020

(In billions of Won)

Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to June 2019	January to June 2020	Change (%)		December 31, 2019	June 30, 2020	Change (%)
Sales	28,319	28,166	-0.5	Total assets	197,598	201,225	1.8
Operating profit	-929	820	n/m	Total liabilities	128,708	132,265	2.8
Net income	-1,173	256	n/m	Total equity	68,890	68,960	0.1

2. Condensed separate financial results as of and for a six-month period ended June 30, 2019 and 2020

(In billions of Won)

Separate statements of comprehensive income				Separate statements of financial position
	January to June 2019	January to June 2020	Change (%)		December 31, 2019	June 30, 2020	Change (%)
Sales	28,243	27,855	-1.4	Total assets	109,809	111,049	1.1
Operating profit	-2,152	-36	98.3	Total liabilities	58,351	59,666	2.3
Net income	-1,524	38	n/m	Total equity	51,458	51,383	-0.1

IV. Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including the president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*	The Audit Committee consists of one standing director and two non-standing directors.

2. Board meetings and agendas for a six-month period ended June 30, 2020

Number of meetings	Number of agendas	Classification
		Resolutions	Reports
7	27	19	8

*	The audit committee held 6 meetings with 24 agendas (of which, 12 were approved as proposed and 12 were accepted as reported).

3. Major activities of the Board of Directors

Date	Agenda	Results	Type
January 22, 2020	Approval of the safety management plan of 2020	Approved as proposed	Resolution

February 28, 2020	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	Approved as proposed	Resolution
	Approval to call for the annual general meeting of shareholders for the fiscal year 2019	Approved as proposed	Resolution
	Approval of consolidated and separate financial statements for the fiscal year 2019	Approved as proposed	Resolution
	Approval of the maximum aggregate amount of remuneration for directors in 2020	Approved as proposed	Resolution
	Approval of amendments to the Articles of Incorporation	Approved as proposed	Resolution
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	Approved as proposed	Resolution
	Report on audit results for 2019	Accepted as reported	Report
	Report on internal control over financial reporting for the fiscal year 2019	Accepted as reported	Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2019	Accepted as reported	Report
	Report on the annual management of commercial papers in 2019	Accepted as reported	Report
	Report on the contribution plan to the educational foundation (tentatively named as KEPCO Tech University)	Accepted as reported	Report
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2020-2021)	Accepted as reported	Report

March 20, 2020	Approval of utilization project of Gwanak-Dongjak regional office site	Approved as proposed	Resolution
	Approval of contribution to a gas-fired power project and establishment of Operation & Maintenance company in Pulau Indah, Malaysia	Approved as proposed	Resolution

April 10, 2020	Approval of amendments to the Regulation for Employee Remuneration and Welfare	Approved as proposed	Resolution
	Approval of change of investment and the provision of guarantee for the Guam Phase II Solar Power Project in the United States	Approved as proposed	Resolution

May 29, 2020	Approval of forming Director Nomination Committee and evaluation standards for the candidates of standing director and member of Audit Committee	Approved as proposed	Resolution
	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	Approved as proposed	Resolution
	Approval of closing the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Report on audit results for the first quarter of 2020	Accepted as reported	Report

June 26, 2020	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	Approved as proposed	Resolution
	Approval of the mid-to-long term financial management plan (2020-2024)	Approved as proposed	Resolution
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	Approved as proposed	Resolution
	Approval of investment for Indonesia Jawa 9&10 Thermal Development Project	Deferred	Resolution
	Approval of disclosure on revised plan for amendment to the electricity tariff system	Accepted as reported	Report

June 30, 2020	Approval of investment for Indonesia Jawa 9&10 Thermal Development Project	Approved as proposed	Resolution

4. Attendance Status of Non-standing directors

Date	Agenda	Kim, Jwa- Kwan	Kim, Chang- Joon	Yang, Bong- Ryull	Jung, Yeon- Gil	Noh, Geum- Sun	Choi, Seung- Kook	Park, Cheol- Su	Park, Jong- Bae	Seong, Si- Heon
January 22, 2020	Approval of the safety management plan of 2020	For	For	For	For	For	For	For	Before Appointment

February 28, 2020	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	For	For	For	For	For	For	For	For	Before Appointment
	Approval to call for the annual general meeting of shareholders for the fiscal year 2019	For	For	For	For	For	For	For	For
	Approval of consolidated and separate financial statements for the fiscal year 2019	For	For	For	For	For	For	For	For
	Approval of the maximum aggregate amount of remuneration for directors in 2020	For	For	For	For	For	For	For	For
	Approval of amendments to the Articles of Incorporation	For	For	For	For	For	For	For	For
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	For	For	For	For	For	For	For	For
	Report on audit results for 2019	Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2019	Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2019	Agenda for Report
	Report on the annual management of commercial papers in 2019	Agenda for Report
	Report on the contribution plan to the educational foundation (tentatively named as KEPCO Tech University)	Agenda for Report
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2020-2021)	Agenda for Report

March 20, 2020	Approval of utilization project of Gwanak-Dongjak regional office site	For	For	For	For	For	For	For	For	Before Appointment
	Approval of contribution to a gas-fired power project and establishment of Operation & Maintenance company in Pulau Indah, Malaysia	For	For	For	For	For	For	For	For

April 10, 2020	Approval of amendments to the Regulation for Employee Remuneration and Welfare	Absent	For	For	For	For	For	For	Absent
	Approval of change of investment and the provision of guarantee for the Guam Phase II Solar Power Project in the United States	Absent	For	For	For	For	For	For	Absent

May 29, 2020	Approval of forming Director Nomination Committee and evaluation standards for the candidates of standing director and member of Audit Committee	For	For	For	For	For	For	For	For
	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	For	For	For	For	For	For	For	For
	Approval of closing the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	For	For	For	For	For
	Report on audit results for the first quarter of 2020	Agenda for Report

June 26, 2020	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	For	For	For	For	For	For	For	For	For
	Approval of the mid-to-long term financial management plan (2020-2024)	For	For	For	For	For	For	For	For	For
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	For	For	For	For	For	For	For	For	For
	Approval of investment for Indonesia Jawa 9&10 Thermal Development Project	—	—	—	—	—	—	—	—	—
	Approval of disclosure on revised plan for amendment to the electricity tariff system	Agenda for Report

June 30, 2020	Approval of investment for Indonesia Jawa 9&10 Thermal Development Project	—	—	—	—	—	—	—	—	—

Attendance Rate		85.7%	100%	100%	100%	100%	100%	100%	83.3%	100%

*	Individual director’s vote results regarding the proposed approval of investment for Indonesia Jawa 9&10 Thermal Development Project on June 26, 2020 and June 30, 2020 are not disclosed.

5. Attendance Status of Standing directors

Date	Agenda	JongKap KIM	Kim, Hoe-Chun	Kim, Dong-Sub	Park, Hyung-Duck	Kim, Sung-Arm	Lim, Hyun-Seung
January 22, 2020	Approval of the safety management plan of 2020	For	For	For	For	For	For

February 28, 2020	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	For	For	For	For	For	For
	Approval to call for the annual general meeting of shareholders for the fiscal year 2019	For	For	For	For	For	For
	Approval of consolidated and separate financial statements for the fiscal year 2019	For	For	For	For	For	For
	Approval of the maximum aggregate amount of remuneration for directors in 2020	For	For	For	For	For	For
	Approval of amendments to the Articles of Incorporation	For	For	For	For	For	For
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	For	For	For	For	For	For
	Report on audit results for 2019	Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2019	Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2019	Agenda for Report
	Report on the annual management of commercial papers in 2019	Agenda for Report
	Report on the contribution plan to the educational foundation (tentatively named as KEPCO Tech University)	Agenda for Report
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2020-2021)	Agenda for Report

March 20, 2020	Approval of utilization project of Gwanak-Dongjak regional office site	For	For	For	For	For	For
	Approval of contribution to a gas-fired power project and establishment of Operation & Maintenance company in Pulau Indah, Malaysia	For	For	For	For	For	For

April 10, 2020	Approval of amendments to the Regulation for Employee Remuneration and Welfare	For	For	For	For	For	For
	Approval of change of investment and the provision of guarantee for the Guam Phase II Solar Power Project in the United States	For	For	For	For	For	For

May 29, 2020	Approval of forming Director Nomination Committee and evaluation standards for the candidates of standing director and member of Audit Committee	For	For	For	For	For	For
	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	For	For	For	For	For	For
	Approval of closing the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	For	For	For
	Report on audit results for the first quarter of 2020	Agenda for Report

June 26, 2020	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	For	For	For	For	For	For
	Approval of the mid-to-long term financial management plan (2020-2024)	For	For	For	For	For	For
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	For	For	For	For	For	For
	Approval of investment for Indonesia Jawa 9&10 Thermal Development Project	—	—	—	—	—	—
	Approval of disclosure on revised plan for amendment to the electricity tariff system	Agenda for Report

June 30, 2020	Approval of investment for Indonesia Jawa 9&10 Thermal Development Project	—	—	—	—	—	—

Attendance Rate		100%	100%	100%	100%	100%	100%

*	Individual director’s vote results regarding the proposed approval of investment for Indonesia Jawa 9&10 Thermal Development Project on June 26, 2020 and June 30, 2020 are not disclosed.

6. Major activities of the Audit Committee

Date	Agenda	Results	Type
January 22, 2020	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Approval of Audit plans for 2020	Approved as proposed	Resolution
	Report on education plans for auditors in 2020	Accepted as reported	Report
	Prior report on independence of independent auditors	Accepted as reported	Report

February 28, 2020	Approval of for the consolidated and separate financial statements and business report for the fiscal year 2019	Approved as proposed	Resolution
	Report on internal control over financial reporting for the fiscal year 2019	Accepted as reported	Report
	Report on the evaluation on internal control over financial reporting for the fiscal year 2019	Accepted as reported	Report
	Report on agendas with audit service by independent auditors for fiscal year 2019	Accepted as reported	Report
	Report on audit results for fiscal year 2019	Accepted as reported	Report

March 20, 2020	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Approval of investigation result on the agendas for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed	Resolution
	Report on audit results by the independent auditor for the fiscal year 2019	Accepted as reported	Report

April 10, 2020	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Report on the Form 20-F for the fiscal year 2019 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report
	Auditor’s report for the fiscal year 2019 in accordance with U.S. accounting principles	Accepted as reported	Report

May 29, 2020	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Approval of Amendments to Code of Conduct and Guidelines for Practice of KEPCO executives and staff members	Approved as proposed	Resolution
	Approval of amendments to the Guidelines for Immunity of Proactive Performance	Approved as proposed	Resolution
	Report on audit results for the first quarter of 2020	Accepted as reported	Report
	Auditor’s review report for the first quarter of 2020	Accepted as reported	Report

June 26, 2020	Approval of post evaluation results on independent auditor	Approved as proposed	Resolution
	Approval of establishment of and amendments to internal regulations regarding prior consulting	Approved as proposed	Resolution
	Independent auditor’s report on the audit plans for the fiscal year 2020	Accepted as reported	Report

*

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations. KEPCO’s Regional Headquarters and Regional Offices also have separate audit teams which conduct internal inspections with respect to the relevant headquarters or offices.

7. Attendance Status of the Audit Committee

Date	Agenda	Noh, Geum-Sun	Jung, Yeon-Gil	Lee, Jung-Hee(*)
January 22, 2020	Approval of appointment of independent auditors of subsidiaries	For	For	Absent
	Approval of Audit plans for 2020	For	For	Absent
	Report on education plans for auditors in 2020	For	For	Absent
	Prior report on independence of independent auditors	For	For	Absent

February 28. 2020	Approval of for the consolidated and separate financial statements and business report for the fiscal year 2019	For	For	Absent
	Report on internal control over financial reporting for the fiscal year 2019	For	For	Absent
	Report on the evaluation on internal control over financial reporting for the fiscal year 2019	For	For	Absent
	Report on agendas with audit service by independent auditors for fiscal year 2019	For	For	Absent
	Report on audit results for fiscal year 2019	For	For	Absent

March 20, 2020	Prior approval for non-audit service for subsidiaries by the independent auditor	For	For	Absent
	Approval of investigation result on the agendas for the annual general meeting of shareholders	For	For	Absent
	Approval of auditor’s report for the annual general meeting of shareholders	For	For	Absent
	Report on audit results by the independent auditor for the fiscal year 2019	For	For	Absent

April 10, 2020	Approval of appointment of independent auditors of subsidiaries	For	For	Absent
	Report on the Form 20-F for the fiscal year 2019 to be filed with the U.S. Securities and Exchange Commission	For	For	Absent
	Auditor’s report for the fiscal year 2019 in accordance with U.S. accounting principles	For	For	Absent

May 29, 2020	Approval of appointment of independent auditors of subsidiaries	For	For	Absent
	Approval of Amendments to Code of Conduct and Guidelines for Practice of KEPCO executives and staff members	For	For	Absent
	Approval of amendments to the Guidelines for Immunity of Proactive Performance	For	For	Absent
	Report on audit results for the first quarter of 2020	For	For	Absent
	Auditor’s review report for the first quarter of 2020	For	For	Absent

June 26, 2020	Approval of post evaluation results on independent auditor	For	For	Absent
	Approval of establishment of and amendments to internal regulations regarding prior consulting	For	For	Absent
	Independent auditor’s report on the audit plans for the fiscal year 2020	For	For	Absent

Attendance Rate		100%	100%	—

(*)

Lee, Jung-Hee voluntarily resigned as a standing director and as a member of the audit committee on December 13, 2019. Under Korean law, Lee, Jung-Hee retains the rights and is subject to obligations as a member of the audit committee and a standing director, to the extent such rights and obligations are connected to performance of his duties as a member of the audit committee, until his successor to take his place at our audit committee is approved and appointed at a general meeting of the shareholders.

V. Shareholders

1. List of shareholders as of June 30, 2020

		Number of shareholders	Shares owned	Percentage of total (%)
Government of the Republic of Korea		1	116,841,794	18.20
Korea Development Bank		1	211,235,264	32.90
Subtotal		2	328,077,058	51.10
National Pension Service		1	51,935,237	8.09
Public	Common Shares	1,048	104,179,375	16.23
(Non-Koreans)	American depositary shares (ADS)	1	26,808,599	4.18
Public (Koreans)		517,238	130,963,808	20.40

Total		518,290	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VI. Directors and employees as of and for a six-month period ended June 30, 2020 (KEPCO Only)

1. Directors

					(In thousands of Won)
Type		Number of directors	Total remuneration	Average remuneration per person	Remarks
Standing director		6	627,115	104,519	Excluding the members of Audit Committee
Non-standing director		6	90,000	15,000
Member of Audit Committee	Standing director	0	—	—	Vacant after December 13, 2019
	Non-standing director	2	30,000	15,000	—

Total		14	747,115	53,365	—

2. Employees

						(In thousands of Won)
Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non-regular	Total
Male	17,880	102	17,982	15.8	800,207,598	44,500
Female	4,776	78	4,854	13.1	174,095,376	35,866

Total	22,656	180	22,836	15.2	974,302,974	42,665

VII. Other Information Necessary for the Protection of Investors

1. Summary of shareholder’s meetings for a six-month period ended June 30, 2020

Type	Agenda	Results
Annual General Meeting held on March 27, 2020	Approval of the consolidated and separate financial statements for the fiscal year 2019	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2020	Approved as proposed
	Approval of amendments to the Articles of Incorporation	Approved as proposed

2. Pending legal proceedings as of June 30, 2020

(In billions of Won)

Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	636	685
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	181	315

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Byung-in
Name: Kim, Byung-in
Title: Vice President

Date: September 10, 2020

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2020 and 2019

(With Independent Auditor’s Review Report)

Independent Auditor’s Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation:

Report on Review of Consolidated Interim Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (collectively referred as the “Group”), which comprise the consolidated interim statements of financial position as of June 30, 2020, the consolidated interim statements of comprehensive income (loss) for the three and six-month periods ended June 30, 2020 and 2019, consolidated interim statements of changes in equity and consolidated interim statements of cash flows for the six-month periods ended June 30, 2020 and 2019 and the notes to the accompanying consolidated interim financial statements, including a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“KIFRS”) 1034 ‘Interim Financial Reporting’ and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Review Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review. We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea (“KGAAS”) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 ‘Interim Financial Reporting’.

Other Matters

We have audited the consolidated statement of financial position as of December 31, 2019, and the related consolidated statement of comprehensive income (loss), consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein), in accordance with KGAAS, and our report dated March 17, 2020 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2019 presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

August 14, 2020

This review report is effective as of August 14, 2020, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying consolidated interim financial statements and may result in modifications to this review report.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2020 and December 31, 2019

(Unaudited)

In millions of won	Note	June 30, 2020		December 31, 2019
Assets
Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	1,747,240	1,810,129
Current financial assets, net	5,6,9,11,12,13,44,46		2,801,904	1,586,509
Trade and other receivables, net	5,8,20,24,44,45,46		6,933,289	7,701,452
Inventories, net	14		7,121,417	7,050,700
Income tax receivables			30,568	99,718
Current non-financial assets	15		1,554,147	1,206,377
Assets held-for-sale	16,41		23,291	28,116

Total current assets			20,211,856	19,483,001

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,44,46		2,821,990	2,563,498
Non-current trade and other receivables, net	5,8,20,44,45,46		2,030,781	2,002,297
Property, plant and equipment, net	18,24,27,48		166,837,925	164,701,827
Investment properties, net	19,27		159,918	158,580
Goodwill	16		97,977	97,977
Intangible assets other than goodwill, net	21,27,45		1,161,885	1,069,976
Investments in associates	4,17		4,292,120	4,251,802
Investments in joint ventures	4,17		1,794,138	1,663,029
Defined benefit assets, net	25		—	1,047
Deferred tax assets			1,564,877	1,437,829
Non-current non-financial assets	15		251,746	166,929

Total non-current assets			181,013,357	178,114,791

Total Assets	4	~~W~~	201,225,213	197,597,792

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2020 and December 31, 2019

(Unaudited)

In millions of won	Note	June 30, 2020		December 31, 2019
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,44,46	~~W~~	5,710,156	6,649,402
Current financial liabilities, net	5,12,23,44,46		8,167,525	8,930,903
Income tax payables			329,597	358,277
Current non-financial liabilities	20,28,29		6,155,499	5,688,353
Current provisions	26,44		2,964,435	2,604,721

Total current liabilities			23,327,212	24,231,656

Non-current liabilities
Non-current trade and other payables, net	5,22,24,44,46		7,046,470	6,965,760
Non-current financial liabilities, net	5,12,23,44,46		62,711,083	59,115,598
Non-current non-financial liabilities	28,29		9,259,502	8,834,452
Employee benefits liabilities, net	25,44		2,277,089	1,929,854
Deferred tax liabilities			8,457,668	8,564,775
Non-current provisions	26,44		19,186,158	19,066,048

Total non-current liabilities			108,937,970	104,476,487

Total Liabilities	4	~~W~~	132,265,182	128,708,143

Equity
Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			32,179,066	34,785,425
Unappropriated retained earnings			15,509,657	12,811,798

			49,293,633	49,202,133

Other components of equity	33
Other capital surplus			1,224,915	1,226,364
Accumulated other comprehensive loss			(327,976)	(280,730)
Other equity			13,294,973	13,294,973

			14,191,912	14,240,607

Equity attributable to owners of the controlling company			67,539,123	67,496,318

Non-controlling interests	16,32		1,420,908	1,393,331

Total Equity		~~W~~	68,960,031	68,889,649

Total Liabilities and Equity		~~W~~	201,225,213	197,597,792

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss)

For the three and six-month periods ended June 30, 2020 and 2019

(Unaudited)

In millions of won, except per share information		June 30, 2020			June 30, 2019
	Note	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Sales	4,34,44,46
Sales of goods		~~W~~	12,559,654	27,172,498	12,551,869	27,305,880
Sales of services			93,363	213,588	85,538	180,417
Sales of construction services	20		263,957	471,378	287,661	543,715
Revenue related to transfer of assets from customers	28		155,559	308,196	145,906	289,366

			13,072,533	28,165,660	13,070,974	28,319,378

Cost of sales	14,25,42,46
Cost of sales of goods			(11,662,703)	(25,340,457)	(12,293,502)	(27,184,671)
Cost of sales of services			(53,692)	(308,715)	(161,500)	(285,223)
Cost of sales of construction services			(252,766)	(416,764)	(257,356)	(494,372)

			(11,969,161)	(26,065,936)	(12,712,358)	(27,964,266)

Gross profit			1,103,372	2,099,724	358,616	355,112

Selling and administrative expenses	25,35,42,46		(713,562)	(1,279,360)	(657,275)	(1,283,651)

Operating profit (loss)	4		389,810	820,364	(298,659)	(928,539)

Other non-operating income	36		111,008	197,532	95,454	171,157

Other non-operating expense	36		(100,049)	(116,661)	(35,795)	(51,138)

Other gains (losses), net	37		89,570	151,508	(58,392)	(68,676)

Finance income	5,12,38		411,180	794,671	348,350	649,525

Finance expenses	5,12,39		(684,460)	(1,691,222)	(816,592)	(1,514,968)

Profit (loss) related to associates, joint ventures and subsidiaries	4,17
Share in profit of associates and joint ventures			29,520	269,482	61,152	266,884
Gain on disposal of investments in associates and joint ventures			—	—	2,863	9,064
Share in loss of associates and joint ventures			(28,828)	(62,952)	(48,517)	(79,060)
Loss on disposal of investments in associates and joint ventures			—	(16)	—	(2)

			692	206,514	15,498	196,886

Profit (loss) before income tax			217,751	362,706	(750,136)	(1,545,753)

Income tax expense (benefit)	40		14,899	106,246	(337,958)	(372,419)

Net profit (loss) for the period		~~W~~	202,852	256,460	(412,178)	(1,173,334)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss), Continued

For the three and six-month periods ended June 30, 2020 and 2019

(Unaudited)

In millions of won, except per share information		June 30, 2020			June 30, 2019
	Note	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Other comprehensive income (loss)	5,12,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax	25,31	~~W~~	(59,274)	(95,559)	(88,261)	(186,023)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	31		1,366	1,118	(654)	(448)
Net change in fair value of equity investments at fair value through other comprehensive loss	33		11,282	(40,262)	(19,334)	(463)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,12,33		24,864	48,881	9,293	14,556
Foreign currency translation of foreign operations, net of tax	33		(49,450)	(4,728)	36,041	60,278
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	33		(2,906)	(41,737)	8,424	35,704

Other comprehensive income (loss), net of tax			(74,118)	(132,287)	(54,491)	(76,396)

Total comprehensive income (loss) for the period		~~W~~	128,734	124,173	(466,669)	(1,249,730)

Profit (loss) attributable to:
Owners of the controlling company	43	~~W~~	166,212	189,191	(447,546)	(1,235,344)
Non-controlling interests			36,640	67,269	35,368	62,010

		~~W~~	202,852	256,460	(412,178)	(1,173,334)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	100,858	44,457	(504,129)	(1,316,832)
Non-controlling interests			27,876	79,716	37,460	67,102

		~~W~~	128,734	124,173	(466,669)	(1,249,730)

Profit (loss) per share (in won)	43
Basic and diluted earnings (loss) per share		~~W~~	259	295	(697)	(1,924)

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2020 and 2019

(Unaudited)

In millions of won	Equity attributable to owners of the controlling company
	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling interests	Total equity
Balance at January 1, 2019	~~W~~	4,053,578	51,519,119	14,171,228	69,743,925	1,348,837	71,092,762
Total comprehensive income (loss) for the period
Net profit (loss) for the period		—	(1,235,344)	—	(1,235,344)	62,010	(1,173,334)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(174,173)	—	(174,173)	(11,850)	(186,023)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(448)	—	(448)	—	(448)
Net change in fair value of equity investments at fair value through other comprehensive loss		—	—	(463)	(463)	—	(463)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	14,269	14,269	287	14,556
Foreign currency translation of foreign operations, net of tax		—	—	43,626	43,626	16,652	60,278
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	35,701	35,701	3	35,704
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(70,152)	(70,152)
Issuance of shares of capital by subsidiaries and others		—	—	(7,859)	(7,859)	10,358	2,499
Transactions between consolidated entities		—	—	(141)	(141)	3,054	2,913
Changes in consolidation scope		—	—	—	—	19,636	19,636
Dividends paid (hybrid bond)		—	—	—	—	(6,692)	(6,692)
Others		—	(1,504)	1,504	—	—	—

Balance at June 30, 2019	~~W~~	4,053,578	50,107,650	14,257,865	68,419,093	1,372,143	69,791,236

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity, Continued

For the six-month periods ended June 30, 2020 and 2019

(Unaudited)

In millions of won	Equity attributable to owners of the controlling company
	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling interests	Total equity
Balance at January 1, 2020	~~W~~	4,053,578	49,202,133	14,240,607	67,496,318	1,393,331	68,889,649
Total comprehensive income (loss) for the period
Net profit for the period		—	189,191	—	189,191	67,269	256,460
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(98,606)	—	(98,606)	3,047	(95,559)
Share in other comprehensive income of associates and joint ventures, net of tax		—	1,118	—	1,118	—	1,118
Net change in fair value of equity investments at fair value through other comprehensive loss		—	—	(40,262)	(40,262)	—	(40,262)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	38,826	38,826	10,055	48,881
Foreign currency translation of foreign operations, net of tax		—	—	(4,067)	(4,067)	(661)	(4,728)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(41,743)	(41,743)	6	(41,737)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(66,732)	(66,732)
Issuance of shares of capital by subsidiaries and others		—	—	(544)	(544)	17,299	16,755
Transactions between consolidated entities		—	(203)	(905)	(1,108)	1,039	(69)
Changes in consolidation scope		—	—	—	—	2,947	2,947
Dividends paid (hybrid bond)		—	—	—	—	(6,692)	(6,692)

Balance at June 30, 2020	~~W~~	4,053,578	49,293,633	14,191,912	67,539,123	1,420,908	68,960,031

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2020 and 2019

(Unaudited)

In millions of won	June 30, 2020		June 30, 2019
Cash flows from operating activities
Profit (loss) for the period	~~W~~	256,460	(1,173,334)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Income tax expense (benefit)		106,246	(372,419)
Depreciation		5,645,802	5,307,622
Amortization		77,610	82,395
Employee benefit expense		225,370	193,062
Bad debt expense		23,688	20,460
Interest expense		1,020,873	1,016,529
Loss on sale of financial assets		365	261
Loss on disposal of property, plant and equipment		19,253	26,747
Loss on abandonment of property, plant, and equipment		137,601	184,205
Loss on impairment of property, plant, and equipment		2,425	29,685
Loss on impairment of intangible assets		3,505	—
Loss on disposal of intangible assets		—	61,696
Increase to provisions		840,093	457,678
Loss on foreign currency translation, net		414,990	388,954
Gain on valuation of financial assets at fair value through profit or loss		(10,100)	(8,391)
Loss on valuation of financial assets at fair value through profit or loss		1,085	296
Valuation and transaction gain on derivative instruments, net		(453,039)	(359,945)
Share in income of associates and joint ventures, net		(206,530)	(187,824)
Gain on disposal of financial assets		(3,826)	(964)
Gain on disposal of property, plant and equipment		(56,163)	(29,187)
Gain on disposal of intangible assets		(1,556)	(97)
Gain on disposal of associates and joint ventures		—	(9,064)
Loss on disposal of associates and joint ventures		16	2
Interest income		(130,576)	(124,579)
Dividend income		(4,085)	(3,740)
Others, net		(11,509)	4,769

		7,641,538	6,678,151

Changes in working capital:
Trade receivables		713,513	881,127
Non-trade receivables		134,228	377,035
Accrued income		111,634	208,177
Other receivables		(1,236)	38,972
Other current assets		(358,611)	(245,379)
Inventories		(283,163)	(275,220)
Other non-current assets		(113,267)	160,292
Trade payables		(1,180,390)	(1,430,773)
Non-trade payables		(21,648)	122,495
Accrued expenses		(102,675)	(444,200)
Other payables		—	(320)
Other current liabilities		511,705	252,250
Other non-current liabilities		365,112	246,205
Investments in associates and joint ventures (dividends received)		90,526	166,267
Provisions		(705,831)	(836,864)
Payments of employee benefit obligations		(34,519)	(29,153)
Plan assets		(3,304)	(270)

		(877,926)	(809,359)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2020 and 2019

(Unaudited)

In millions of won	June 30, 2020		June 30, 2019
Cash generated from operating activities	~~W~~	7,020,072	4,695,458
Dividends received (financial assets at fair value through other comprehensive income)		4,085	3,740
Interest paid		(1,022,791)	(1,001,541)
Interest received		114,247	74,784
Income taxes paid		(274,398)	(110,575)

Net cash provided by operating activities		5,841,215	3,661,866

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		93	—
Acquisition of investments in associates and joint ventures		(67,063)	(58,733)
Proceeds from disposals of property, plant and equipment		193,054	189,701
Acquisition of property, plant and equipment		(6,920,206)	(5,973,013)
Proceeds from disposals of intangible assets		37,164	261
Acquisition of intangible assets		(92,768)	(156,095)
Proceeds from disposals of financial assets		3,681,126	1,303,298
Acquisition of financial assets		(4,738,796)	(2,618,226)
Increase in loans		(154,179)	(138,622)
Collection of loans		139,310	80,497
Increase in deposits		(139,251)	(130,139)
Decrease in deposits		128,707	132,868
Proceeds from disposals of assets held-for-sale		4,862	779
Receipt of government grants		21,436	7,435
Use of government grants		(104)	(18)
Net cash outflow from changes in consolidation scope		(25,094)	(2,106)
Other cash outflow from investing activities, net		(112,060)	(64,906)

Net cash used in investing activities		(8,043,769)	(7,427,019)

Cash flows from financing activities
Proceeds from (repayment of) short-term borrowings, net		198,766	849,287
Proceeds from long-term borrowings and debt securities		7,520,906	6,999,686
Repayment of long-term borrowings and debt securities		(5,279,770)	(3,827,361)
Payment of lease liabilities		(353,977)	(264,809)
Settlement of derivative instruments, net		106,247	36,252
Change in non-controlling interest		9,806	5,203
Dividends paid (hybrid bond)		(6,692)	(6,692)
Dividends paid		(67,011)	(70,955)

Net cash provided by financing activities		2,128,275	3,720,611

Net decrease in cash and cash equivalents before effect of exchange rate fluctuations		(74,279)	(44,542)

Effect of exchange rate fluctuations on cash held		11,390	(5,686)

Net decrease in cash and cash equivalents		(62,889)	(50,228)

Cash and cash equivalents at January 1		1,810,129	1,358,345

Cash and cash equivalents at June 30	~~W~~	1,747,240	1,308,117

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020

(Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in Korean International Financial Reporting Standards (“KIFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of June 30, 2020, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Others (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 130,987,974 shares (20.40%) as of the most recent closing date of Register of Shareholders (June 15, 2020).

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These consolidated interim financial statements have been prepared in accordance with KIFRS 1034 ‘Interim Financial Reporting’ as part of the period covered by KEPCO and subsidiaries’ (the “Group”) KIFRS annual financial statements.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income or loss

•	derivative financial instruments are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Group operates.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

(i)	Useful lives of property, plant and equipment, and estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group does not realize estimated future taxable income during the carryforward periods.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Energy delivered but not metered nor billed is estimated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated consumptions and prices based on statistics. Unbilled revenue recognized as of June 30, 2020 and 2019 are ~~W~~1,200,336 million and ~~W~~1,189,843 million, respectively.

(vi)	Construction contracts

For each performance obligation satisfied over time, the Group recognizes revenue over time by measuring the progress towards complete satisfaction of that performance obligation. The Group applies a single method of measuring progress for each performance obligation satisfied over time and applies that method consistently to similar performance obligations and in similar circumstances. Revenue and costs are recognized based on the progress towards complete satisfaction of a performance obligation utilizing the cost-based input method at the end of the reporting period. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred in the future, costs incurred which are not related to the performance obligation, changes in the Group’s efforts or inputs due to change of the performance obligation, etc. Total revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of performance obligations. The measurement of revenue is affected by various uncertainties resulting from unexpected future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

Changes in accounting standards effective from January 1, 2020 are as follows. The Group believes that these amendments have no significant impact on the Group’s consolidated interim financial statements. The Group has not applied the new and revised standards in issue but not yet effective for the periods starting from January 1, 2020, even though the early adoption of these standards is possible.

Amendments to KIFRS 1103 Business Combination - Definition of a Business

The amendment to KIFRS 1103 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs.

Amendments to KIFRS 1107 Financial Instruments : disclosures, KIFRS 1109 Financial Instruments, and KIFRS 1039 Financial Instruments : Recognition and Measurements – Interest Rate Benchmark Reform

The amendments to KIFRS 1109 and KIFRS 1039 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

Amendments to KIFRS 1001 Presentation of Financial Statements and KIFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors - Definition of Material

The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

The Conceptual Framework for Financial Reporting

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the KASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards.

The revised Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

3.	Significant Accounting Policies

The accounting policies applied by the Group in these consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by the Group’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidation adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three and six-month periods ended June 30, 2020 and 2019, respectively, are as follows:

In millions of won
June 30, 2020
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related associates, joint ventures and subsidiaries
	Three- month period ended		Six-month period ended	Three- month period ended	Six-month period ended	Three- month period ended	Six-month period ended	Three- month period ended	Six-month period ended	Three- month period ended	Six-month period ended	Three- month period ended	Six-month period ended	Three- month period ended	Six-month period ended	Three- month period ended	Six-month period ended
Transmission and distribution	~~W~~	12,949,805	27,855,438	308,207	622,550	12,641,598	27,232,888	511,584	(35,737)	953,481	1,891,259	13,274	29,555	189,008	389,396	(10,308)	119,577
Electric power generation (Nuclear)		2,313,385	4,798,440	2,267,478	4,723,706	45,907	74,734	301,691	629,119	898,674	1,779,294	5,968	11,913	124,358	248,714	(363)	(1,350)
Electric power generation (Non-nuclear)		4,331,240	10,252,902	4,149,281	9,822,314	181,959	430,588	(475,019)	111,882	1,009,093	1,998,647	6,049	11,616	158,632	319,242	8,858	84,240
Plant maintenance & engineering service		615,533	1,161,160	557,986	970,706	57,547	190,454	33,143	65,071	29,502	59,037	3,310	6,866	403	893	2,505	4,047
Others		406,081	764,771	260,559	527,775	145,522	236,996	41,351	77,288	32,498	59,892	43,921	87,118	42,580	79,075	—	—
Consolidation adjustments		(7,543,511)	(16,667,051)	(7,543,511)	(16,667,051)	—	—	(22,940)	(27,259)	(38,909)	(64,717)	(8,453)	(16,492)	(10,492)	(16,447)	—	—

	~~W~~	13,072,533	28,165,660	—	—	13,072,533	28,165,660	389,810	820,364	2,884,339	5,723,412	64,069	130,576	504,489	1,020,873	692	206,514

In millions of won
June 30, 2019
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related associates, joint ventures and subsidiaries
	Three- month period ended		Six-month period ended	Three- month period ended	Six-month period ended	Three- month period ended	Six-month period ended	Three- month period ended	Six-month period ended	Three- month period ended	Six-month period ended	Three- month period ended	Six-month period ended	Three- month period ended	Six-month period ended	Three- month period ended	Six-month period ended
Transmission and distribution	~~W~~	13,124,910	28,242,598	349,872	731,943	12,775,038	27,510,656	259,763	(2,151,618)	920,147	1,803,721	17,026	36,117	195,859	381,867	7,031	152,100
Electric power generation (Nuclear)		2,036,486	4,593,449	2,056,634	4,590,868	(20,148)	2,581	145,771	801,533	814,412	1,588,427	8,721	17,623	128,006	255,753	748	2,279
Electric power generation (Non-nuclear)		4,438,608	11,796,262	4,285,900	11,344,452	152,708	451,810	(801,897)	301,023	976,666	1,941,134	6,220	11,560	165,046	331,323	6,456	43,081
Plant maintenance & engineering service		663,006	1,162,488	575,005	1,001,391	88,001	161,097	94,337	130,833	33,224	64,021	3,248	7,013	620	2,055	1,263	(574)
Others		247,785	468,139	172,410	274,905	75,375	193,234	18,556	49,890	18,029	39,171	35,254	66,623	31,557	61,039	—	—
Consolidation adjustments		(7,439,821)	(17,943,558)	(7,439,821)	(17,943,559)	—	—	(15,189)	(60,200)	(28,534)	(46,457)	(7,194)	(14,357)	(7,936)	(15,508)	—	—

	~~W~~	13,070,974	28,319,378	—	—	13,070,974	28,319,378	(298,659)	(928,539)	2,733,944	5,390,017	63,275	124,579	513,152	1,016,529	15,498	196,886

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won
June 30, 2020
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	111,049,348	3,770,560	3,689,752	59,665,959
Electric power generation (Nuclear)		60,761,501	71,579	1,327,846	34,843,299
Electric power generation (Non-nuclear)		54,965,196	2,191,385	1,912,778	33,622,353
Plant maintenance & engineering service		3,501,542	52,734	58,402	1,148,829
Others		8,719,811	—	237,148	4,003,678
Consolidation adjustments		(37,772,185)	—	(212,952)	(1,018,936)

	~~W~~	201,225,213	6,086,258	7,012,974	132,265,182

In millions of won
December 31, 2019
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	109,809,254	3,716,931	6,340,593	58,350,681
Electric power generation (Nuclear)		59,562,190	59,081	2,574,358	33,909,152
Electric power generation (Non-nuclear)		54,758,933	2,088,581	4,955,784	33,117,193
Plant maintenance & engineering service		3,528,879	50,238	95,810	1,124,855
Others		7,833,516	—	344,795	3,531,496
Consolidation adjustments		(37,894,980)	—	(81,555)	(1,325,234)

	~~W~~	197,597,792	5,914,831	14,229,785	128,708,143

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea where the controlling company is located. The following information on revenue from external customers and non-current assets is determined by the location of the customers and the assets:

In millions of won	Revenue from external customers					Non-current assets (*2)
	June 30, 2020			June 30, 2019		June 30, 2020	December 31, 2019
Geographical unit	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Domestic	~~W~~	12,711,311	27,494,423	12,702,461	27,591,897	171,751,766	169,366,365
Overseas (*1)		361,222	671,237	368,513	727,481	2,843,943	2,743,755

	~~W~~	13,072,533	28,165,660	13,070,974	28,319,378	174,595,709	172,110,120

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	Amounts exclude financial assets, defined benefit assets and deferred tax assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Group’s revenue for the six-month periods ended June 30, 2020 and 2019.

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	1,747,240	—	1,747,240
Current financial assets
Current financial assets at fair value through profit or loss		700,808	—	—	—	700,808
Current financial assets at amortized costs		—	—	13,354	—	13,354
Current derivative assets		4,088	—	—	58,708	62,796
Other financial assets		—	—	2,024,946	—	2,024,946
Trade and other receivables		—	—	6,933,289	—	6,933,289

		704,896	—	10,718,829	58,708	11,482,433

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		633,220	—	—	—	633,220
Non-current financial assets at fair value through other comprehensive income		—	322,158	—	—	322,158
Non-current financial assets at amortized costs		—	—	1,319	—	1,319
Non-current derivative assets		417,191	—	—	230,283	647,474
Other financial assets		—	—	1,217,819	—	1,217,819
Trade and other receivables		—	—	2,030,781	—	2,030,781

		1,050,411	322,158	3,249,919	230,283	4,852,771

	~~W~~	1,755,307	322,158	13,968,748	288,991	16,335,204

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of June 30, 2020 and December 31, 2019 are as follows, continued:

In millions of won	December 31, 2019
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	1,810,129	—	1,810,129
Current financial assets
Current financial assets at fair value through profit or loss		131,385	—	—	—	131,385
Current financial assets at amortized costs		—	—	12,302	—	12,302
Current derivative assets		21	—	—	27,597	27,618
Other financial assets		—	—	1,415,204	—	1,415,204
Trade and other receivables		—	—	7,701,452	—	7,701,452

		131,406	—	10,939,087	27,597	11,098,090

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		615,876	—	—	—	615,876
Non-current financial assets at fair value through other comprehensive income		—	379,170	—	—	379,170
Non-current financial assets at amortized costs		—	—	1,307	—	1,307
Non-current derivative assets		165,183	—	—	118,232	283,415
Other financial assets		—	—	1,283,730	—	1,283,730
Trade and other receivables		—	—	2,002,297	—	2,002,297

		781,059	379,170	3,287,334	118,232	4,565,795

	~~W~~	912,465	379,170	14,226,421	145,829	15,663,885

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,448,682	—	1,448,682
Debt securities		—	6,652,378	—	6,652,378
Derivative liabilities		9,082	—	57,383	66,465
Trade and other payables		—	5,710,156	—	5,710,156

		9,082	13,811,216	57,383	13,877,681

Non-current liabilities
Borrowings		—	3,498,927	—	3,498,927
Debt securities		—	59,109,116	—	59,109,116
Derivative liabilities		49,816	—	53,224	103,040
Trade and other payables		—	7,046,470	—	7,046,470

		49,816	69,654,513	53,224	69,757,553

	~~W~~	58,898	83,465,729	110,607	83,635,234

In millions of won	December 31, 2019
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,315,134	—	1,315,134
Debt securities		—	7,542,705	—	7,542,705
Derivative liabilities		13,286	—	59,778	73,064
Trade and other payables		—	6,649,402	—	6,649,402

		13,286	15,507,241	59,778	15,580,305

Non-current liabilities
Borrowings		—	3,389,743	—	3,389,743
Debt securities		—	55,628,959	—	55,628,959
Derivative liabilities		39,861	—	57,035	96,896
Trade and other payables		—	6,965,760	—	6,965,760

		39,861	65,984,462	57,035	66,081,358

	~~W~~	53,147	81,491,703	116,813	81,661,663

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

In millions of won		June 30, 2020			June 30, 2019
		Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Cash and cash equivalents	Interest income	~~W~~	6,866	24,126	17,350	35,245
	Gain (Loss) on foreign currency transactions and translations		(507)	12,945	(356)	(53)
Financial assets at fair value through profit or loss	Interest income		6,359	9,081	2,569	3,255
	Gain on valuation of financial assets		3,015	9,015	3,830	8,095
	Gain (loss) on disposal of financial assets		3,508	3,461	(89)	703
	Loss on foreign currency transactions and translations		(138)	(138)	—	—
Financial assets at fair value through other comprehensive income	Dividends income		4,043	4,085	2,427	3,740
Financial assets at amortized cost	Interest income		231	321	7	25
	Gain (Loss) on foreign currency transactions and translations		(461)	791	(433)	(428)
Loans	Interest income		19,167	32,519	13,364	26,038
	Gain (Loss) on foreign currency transactions and translations		(151)	252	(108)	(573)
Trade and other receivables	Interest income		9,801	22,294	22,004	41,032
	Gain (Loss) on foreign currency transactions and translations		(8,636)	11,879	10,833	7,186
Short-term financial instruments	Interest income		8,530	17,032	7,835	18,686
	Gain (Loss) on foreign currency transactions and translations		(19,384)	25,449	12,611	27,266
Long-term financial instruments	Interest income		3,589	6,451	—	1
Other financial assets	Interest income		9,527	18,752	146	297
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		348,995	706,503	352,919	699,869
	Loss on repayment of financial liabilities		(30)	(30)	—	—
	Interest expense of trade and other payables		47,195	97,988	2,929	31,306
	Interest expense of others		108,300	216,382	157,304	285,354
	Other finance income		138	287	—	—
	Gain (Loss) on foreign currency transactions and translations		246,025	(529,122)	(219,315)	(429,017)
Derivative assets (trading)	Gain (Loss) on valuation of derivatives		(2,729)	246,091	78,944	160,854
	Gain (Loss) on transaction of derivatives		(5,339)	14,997	18,894	31,895
Derivatives (applying hedge accounting)	Gain (Loss) on valuation of derivatives (profit or loss)		(104,038)	124,137	76,662	150,329
	Gain on valuation of derivatives (equity, before tax)		45,354	77,697	19,529	34,163
	Gain on transaction of derivatives		60,234	67,814	4,386	16,867

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

6.	Restricted Deposits

Restricted deposits as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won		June 30, 2020		December 31, 2019
Cash and cash equivalents	Escrow	~~W~~	558	—
	Deposits for government project and others		6,823	9,287
	Collateral provided for borrowings		73,311	63,198
	Collateral provided for lawsuit		2	3
	Deposits for transmission regional support program		9,971	3,002
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		106,500	93,000
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		540,729	541,969
Long-term financial instruments	Escrow		98	74
	Guarantee deposits for banking accounts at oversea branches		338	326
	Collateral provided for borrowings		11,745	11,745
	Decommissioning costs of nuclear power plants		288,282	250,464
	Funds for developing small and medium enterprises (*)		200,000	200,000

		~~W~~	1,238,357	1,173,068

(*)	Deposits for small and medium enterprise at IBK and others for construction of Bitgaram Energy Valley and support for high potential businesses as of June 30, 2020 and December 31, 2019.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Cash	~~W~~	2,813	266
Other demand deposits		1,256,673	1,117,499
Short-term deposits classified as cash equivalents		260,222	527,235
Short-term investments classified as cash equivalents		227,532	165,129

	~~W~~	1,747,240	1,810,129

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	6,552,461	(218,942)	—	6,333,519
Other receivables		637,407	(35,958)	(1,679)	599,770

		7,189,868	(254,900)	(1,679)	6,933,289

Non-current assets
Trade receivables		293,899	(203)	—	293,696
Other receivables		1,830,379	(88,924)	(4,370)	1,737,085

		2,124,278	(89,127)	(4,370)	2,030,781

	~~W~~	9,314,146	(344,027)	(6,049)	8,964,070

In millions of won	December 31, 2019
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,147,683	(208,505)	—	6,939,178
Other receivables		792,147	(27,579)	(2,294)	762,274

		7,939,830	(236,084)	(2,294)	7,701,452

Non-current assets
Trade receivables		338,261	(4,254)	(382)	333,625
Other receivables		1,759,930	(86,576)	(4,682)	1,668,672

		2,098,191	(90,830)	(5,064)	2,002,297

	~~W~~	10,038,021	(326,914)	(7,358)	9,703,749

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	224,353	(35,647)	—	188,706
Accrued income		69,279	—	—	69,279
Deposits		262,417	—	(1,679)	260,738
Finance lease receivables		58,967	(311)	—	58,656
Others		22,391	—	—	22,391

		637,407	(35,958)	(1,679)	599,770

Non-current assets
Non-trade receivables		184,253	(79,836)	—	104,417
Accrued income		952	—	—	952
Deposits		367,769	—	(4,370)	363,399
Finance lease receivables		1,163,023	(325)	—	1,162,698
Others		114,382	(8,763)	—	105,619

		1,830,379	(88,924)	(4,370)	1,737,085

	~~W~~	2,467,786	(124,882)	(6,049)	2,336,855

In millions of won	December 31, 2019
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	376,438	(27,201)	—	349,237
Accrued income		68,921	—	—	68,921
Deposits		273,887	—	(2,294)	271,593
Finance lease receivables		60,304	(378)	—	59,926
Others		12,597	—	—	12,597

		792,147	(27,579)	(2,294)	762,274

Non-current assets
Non-trade receivables		196,821	(78,654)	—	118,167
Accrued income		2,222	—	—	2,222
Deposits		338,989	—	(4,682)	334,307
Finance lease receivables		1,118,537	(484)	—	1,118,053
Others		103,361	(7,438)	—	95,923

		1,759,930	(86,576)	(4,682)	1,668,672

	~~W~~	2,552,077	(114,155)	(6,976)	2,430,946

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Trade receivables: (not overdue)	~~W~~	6,540,156	7,338,757

Trade receivables: (impairment reviewed)		306,204	147,187

Less than 60 days		4,008	6,555
60 ~ 90 days		31,455	1,899
90 ~ 120 days		9,705	2,106
120 days ~ 1 year		50,210	37,357
Over 1 year		210,826	99,270

		6,846,360	7,485,944
Less: allowance for doubtful accounts		(219,145)	(212,759)
Less: present value discount		—	(382)

	~~W~~	6,627,215	7,272,803

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that trade receivables are impaired and significant, and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Changes in the allowance for doubtful accounts for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020			December 31, 2019
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	212,759	114,155	215,868	104,726
Bad debt expense		22,183	7,188	29,221	19,206
Write-off, etc.		(6,551)	(633)	(10,106)	(1,146)
Reversals		(3,217)	—	(41,940)	—
Others		(6,029)	4,172	19,716	(8,631)

Ending balance	~~W~~	219,145	124,882	212,759	114,155

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

9.	Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary Certificate	~~W~~	31,212	146,315	894	160,952
Cooperative		—	5,460	—	5,155
Others (*)		669,596	283,555	130,491	244,857

		700,808	435,330	131,385	410,964

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	197,890	—	150,916
Others		—	—	—	53,996

		—	197,890	—	204,912

	~~W~~	700,808	633,220	131,385	615,876

(*)	‘Others’ include MMT, etc.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Beginning balance		Acquisitions	Disposals	Valuation	Others	Ending balance
Listed	~~W~~	201,201	—	—	(59,179)	(200)	141,822
Unlisted		177,969	2,900	(1)	(163)	(369)	180,336

		379,170	2,900	(1)	(59,342)	(569)	322,158

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		379,170	2,900	(1)	(59,342)	(569)	322,158

In millions of won	December 31, 2019
	Beginning balance		Acquisitions	Disposals	Valuation	Others	Ending balance
Listed	~~W~~	210,055	—	—	(11,734)	2,880	201,201
Unlisted		189,439	1,876	(19,315)	3,715	2,254	177,969

		399,494	1,876	(19,315)	(8,019)	5,134	379,170

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		399,494	1,876	(19,315)	(8,019)	5,134	379,170

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	73,469	73,469
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	124	124
SM Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	59	59
PAN Ocean Co., Ltd.	1,492	0.00%		14	6	6
Dongbu Corp.	955	0.00%		12	9	9
KSP Co., Ltd.	22,539	0.06%		24	37	37
STX Heavy Industries Co., Ltd.	8,639	0.03%		213	19	19
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		65,028	40,262	40,262
Energy Fuels Inc.	1,711,814	1.49%		16,819	3,070	3,070
Bunji Corporation Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	9.76%		84,134	24,594	24,594
Fission 3.0	75,000	0.05%		—	3	3
Fission Uranium Corp.	800,000	0.16%		785	169	169

				359,339	141,822	141,822

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%		5,000	954	954
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Set Holding (*2)	1,100,220	2.50%		229,255	166,865	166,865
SMG Energy Co., Ltd.	580,000	5.00%		2,900	2,900	2,900
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,693	2,693
Seobu Highway Solar Co., Ltd.	19,460	2.86%		195	195	195
Dongbu Highway Solar Co., Ltd.	19,020	4.99%		190	190	190
Others (*3)				9,968	6,339	6,339

				268,860	180,336	180,336

			~~W~~	628,199	322,158	322,158

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the six-month period ended June 30, 2020.

(*3)	Equity securities acquired through debt-for-equity swaps of electricity rate bonds, etc. It consists of 258 companies including Hwan Young Steel Ind. Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of June 30, 2020 and December 31, 2019 are as follows, continued:

In millions of won	December 31, 2019
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	107,090	107,090
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	80	80
SM Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	52	52
PAN Ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corp.	955	0.00%		12	8	8
KSP Co., Ltd.	22,539	0.06%		24	40	40
STX Heavy Industries Co., Ltd.	8,639	0.03%		213	26	26
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		65,028	62,026	62,026
Energy Fuels Inc.	1,711,814	1.91%		16,819	3,764	3,764
Bunji Corporation Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	10.42%		84,134	27,903	27,903
Fission 3.0	75,000	0.14%		—	5	5
Fission Uranium Corp.	800,000	0.16%		785	199	199

				359,339	201,202	201,202

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%		5,000	954	954
Seobu Highway Solar Co., Ltd.	19,460	10.00%		192	192	192
Dongbu Highway Solar Co., Ltd.	19,020	4.99%		192	192	192
Muan Sunshine Solar Power Plant Co., Ltd.	298,300	19.00%		1,491	1,491	1,491
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Set Holding (*2)	1,100,220	2.50%		229,255	166,863	166,863
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,596	2,596
Others (*3)	—			9,235	5,480	5,480

				266,717	177,968	177,968

			~~W~~	626,056	379,170	379,170

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2019.

(*3)	Equity securities acquired through debt-for-equity swaps of electricity rate bonds, etc. It consists of 224 companies including Borneo Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	1,673	—	—	—	1,673
Others		13,000	—	—	—	13,000

	~~W~~	14,673	—	—	—	14,673

Current	~~W~~	13,354	—	—	—	13,354
Non-current		1,319	—	—	—	1,319

In millions of won	December 31, 2019
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	1,609	—	—	—	1,609
Others		12,000	—	—	—	12,000

	~~W~~	13,609	—	—	—	13,609

Current	~~W~~	12,302	—	—	—	12,302
Non-current		1,307	—	—	—	1,307

12.	Derivatives

(1)	Derivatives as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	4,089	72,025	21	43,931
Currency swap		58,707	562,184	27,597	229,258
Interest rate swap		—	10,631	—	7,592
Others (*1)		—	2,634	—	2,634

	~~W~~	62,796	647,474	27,618	283,415

Derivative liabilities
Currency forward	~~W~~	2,877	—	7,081	—
Currency swap		56,400	18,740	59,327	45,184
Interest rate swap		983	83,309	451	50,756
Others (*2, 3)		6,205	991	6,205	956

	~~W~~	66,465	103,040	73,064	96,896

(*1)	As described in Note 16, the Group has a right to purchase the shares of KOSPO Youngnam Power Co., Ltd., a subsidiary of the Group, and the amount is the fair value of the stock option.
(*2)

As described in Note 46, the Group has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’.

(*3)	The Group has granted stock option to Chester Solar IV SpA, a joint venture of the Group, and other 4 investors, and recognized its evaluated amount as other derivative liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of June 30, 2020 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Hana Bank	2014.04.10	2021.07.12	~~W~~	55,120	USD 52,000	~~W~~	1,060.00
Hana Bank	2014.04.28	2021.07.12		50,784	USD 48,000		1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD 100,000		1,054.00
Hana Bank	2014.05.09	2021.07.12		104,600	USD 100,000		1,046.00
Hana Bank	2017.12.22	2021.07.12		105,079	USD 100,000		1,050.79
Korea Development Bank	2017.12.27	2021.07.12		104,849	USD 100,000		1,048.49
Shinhan Bank	2020.06.10	2020.07.02		808	USD 677		1,193.37
JP Morgan	2020.06.23	2020.07.13		18,362	USD 15,173		1,210.20
Woori Bank	2020.06.26	2020.07.13		11,431	USD 9,538		1,198.42
Citibank	2020.06.30	2020.07.14		23,858	USD 19,889		1,199.55
Kookmin Bank	2020.05.28	2020.07.02		2,480	USD 2,000		1,239.85
Morgan Stanley	2020.06.01	2020.07.06		6,146	USD 5,000		1,229.16
Mizuho Bank	2020.06.01	2020.07.07		6,126	USD 5,000		1,225.25
Shinhan Bank	2020.06.01	2020.08.24		6,337	USD 5,163		1,227.35
CCB	2020.06.02	2020.07.07		6,113	USD 5,000		1,222.55
Hana Bank	2020.06.03	2020.07.09		6,110	USD 5,000		1,222.05
Shinhan Bank	2020.06.03	2020.08.17		7,619	USD 6,255		1,218.10
Shinhan Bank	2020.06.03	2020.08.19		9,161	USD 7,521		1,218.18
Shinhan Bank	2020.06.05	2020.09.02		6,969	USD 5,732		1,215.75
Hana Bank	2020.06.08	2020.07.13		6,025	USD 5,000		1,205.00
Standard Chartered	2020.06.09	2020.07.15		4,788	USD 4,000		1,197.00
Credit Agricole	2020.06.11	2020.07.16		5,943	USD 5,000		1,188.55
Woori Bank	2020.06.18	2020.07.20		6,065	USD 5,000		1,213.00
CCB	2020.06.18	2020.07.22		6,062	USD 5,000		1,212.40
Nonghyup Bank	2020.06.22	2020.07.23		6,059	USD 5,000		1,211.70
Hana Bank	2020.06.24	2020.07.27		6,034	USD 5,000		1,206.80
Standard Chartered	2020.06.24	2020.07.29		6,020	USD 5,000		1,203.95
Mizuho Bank	2020.06.25	2020.07.30		4,811	USD 4,000		1,202.65
Korea Development Bank	2020.06.29	2020.08.03		5,998	USD 5,000		1,199.55
CCB	2020.06.15	2020.07.06		4,843	USD 4,000		1,210.65
CCB	2020.06.18	2020.07.06		3,639	USD 3,000		1,213.10
BNP Paribas	2020.06.18	2020.07.06		9,098	USD 7,500		1,213.05
Hana Bank	2020.06.19	2020.07.13		6,060	USD 5,000		1,211.90
Korea Development Bank	2020.06.19	2020.07.06		21,575	USD 17,800		1,212.10
MUFG	2020.06.22	2020.07.13		5,458	USD 4,500		1,212.90
Korea Development Bank	2020.06.23	2020.07.13		6,049	USD 5,000		1,209.85
Mizuho Bank	2020.06.24	2020.07.23		4,812	USD 4,000		1,202.88
Hana Bank	2020.06.25	2020.07.23		3,616	USD 3,000		1,205.21
Korea Development Bank	2020.06.26	2020.07.23		2,997	USD 2,500		1,198.65
Nova Scotia	2020.06.01	2020.07.03		6,129	USD 5,000		1,225.70
MUFG	2020.06.03	2020.07.06		7,295	USD 6,000		1,215.75
Standard Chartered	2020.06.03	2020.07.06		7,293	USD 6,000		1,215.45
Nova Scotia	2020.06.05	2020.07.09		7,292	USD 6,000		1,215.41
BNP Paribas	2020.06.05	2020.07.09		6,074	USD 5,000		1,214.75
MUFG	2020.06.05	2020.07.09		1,775	USD 1,461		1,214.50
HSBC	2020.06.05	2020.07.23		2,594	USD 2,145		1,209.45
Nova Scotia	2020.06.10	2020.07.13		7,154	USD 6,000		1,192.35
BNP Paribas	2020.06.10	2020.07.13		5,956	USD 5,000		1,191.10
Nonghyup Bank	2020.06.10	2020.07.13		7,160	USD 6,000		1,193.35
HSBC	2020.06.10	2020.07.13		3,572	USD 3,000		1,190.75
Nova Scotia	2020.06.24	2020.07.27		6,002	USD 5,000		1,200.45
HSBC	2020.06.24	2020.07.27		6,001	USD 5,000		1,200.25
HSBC	2019.12.13	2020.09.10		46,580	USD 40,000		1,164.50

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of June 30, 2020 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Nova Scotia	2019.12.13	2020.09.10	~~W~~	34,959	USD 30,000	~~W~~	1,165.30
Nova Scotia	2019.12.16	2020.12.03		11,657	USD 10,000		1,165.70
Nonghyup Bank	2019.12.16	2020.12.03		23,324	USD 20,000		1,166.20
Suhyup Bank	2020.06.05	2020.07.06		3,645	USD 3,000		1,215.10
Nonghyup Bank	2020.06.09	2020.07.06		4,794	USD 4,000		1,198.40
Nova Scotia	2020.06.09	2020.07.06		3,593	USD 3,000		1,197.57
Hana Bank	2020.06.12	2020.07.06		8,357	USD 7,000		1,193.82
Hana Bank	2020.06.24	2020.07.13		3,614	USD 3,000		1,204.75
Nova Scotia	2020.06.23	2020.07.23		4,843	USD 4,000		1,210.70
Nonghyup Bank	2020.06.25	2020.07.23		8,435	USD 7,000		1,205.00
Suhyup Bank	2020.06.26	2020.07.23		7,787	USD 6,500		1,198.00
Nova Scotia	2020.06.30	2020.07.23		3,589	USD 3,000		1,196.45
Mizuho Bank	2020.06.30	2020.07.23		4,186	USD 3,500		1,196.00
Shinhan Bank	2020.06.04	2020.07.06		4,757	USD 3,906		1,217.95
Nova Scotia	2020.06.05	2020.07.06		2,537	USD 2,100		1,208.05
Shinhan Bank	2020.06.08	2020.07.08		6,024	USD 5,000		1,204.83
Standard Chartered	2020.06.11	2020.07.15		4,775	USD 4,000		1,193.70
Shinhan Bank	2020.06.18	2020.07.22		12,088	USD 10,000		1,208.80
Credit Agricole	2020.06.22	2020.07.24		6,074	USD 5,000		1,214.80
Woori Bank	2020.06.23	2020.07.24		4,831	USD 4,000		1,207.75
Hana Bank	2020.06.26	2020.07.24		4,795	USD 4,000		1,198.68
Woori Bank	2020.06.30	2020.07.31		11,963	USD 10,000		1,196.30
Shinhan Bank	2020.06.30	2020.07.31		5,034	USD 4,200		1,198.50
Hana Bank	2019.07.31	2020.07.14		4,993	USD 4,257		1,173.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of June 30, 2020 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amounts				Contract interest rate		Contract exchange rate (in won, USD)
		Pay		Receive		Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD	100,000	3.14%	3.57%	~~W~~	1,024.70
Societe Generale	2014~2024		105,017	USD	100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD	100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD	86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD	19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD	250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD	150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD	100,000	1.24%	2.50%		1,184.00
Woori Bank	2020~2025		241,320	USD	200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD	200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD	100,000	0.54%	1.13%		1,206.60
Citibank	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
JP Morgan	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
Bank of America	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
Shinhan Bank	2016~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
HSBC	2012~2022		111,770	USD	100,000	2.89%	3.00%		1,117.70
Hana Bank	2012~2022		111,770	USD	100,000	2.87%	3.00%		1,117.70
Standard Chartered	2012~2022		111,770	USD	100,000	2.89%	3.00%		1,117.70
Deutsche Bank	2012~2022		55,885	USD	50,000	2.79%	3.00%		1,117.70
Nomura	2015~2025		111,190	USD	100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD	100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD	100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD	800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD	850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD	150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD	150,000	2.18%	3.75%		1,135.20
Hana Bank	2018~2023		113,520	USD	100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD	200,000	2.17%	3.75%		1,135.20
Citibank	2019~2024		239,956	CHF	100,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF	100,000	1.43%	0.05%		1,199.78
HSBC	2019~2024	USD	205,500	AUD	300,000	3M Libor + 0.78%	3M BBSW + 0.97%	USD	0.69

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of June 30, 2020 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amounts				Contract interest rate		Contract exchange rate (in won, USD)
		Pay		Receive		Pay	Receive
HSBC	2014~2020	~~W~~	99,901	AUD	100,000	3.52%	5.75%	~~W~~	999.01
HSBC	2014~2020		100,482	AUD	100,000	3.48%	5.75%		1,004.82
Standard Chartered	2013~2020	USD	117,250	AUD	125,000	3M Libor + 1.25%	5.75%	USD	0.94
Standard Chartered	2014~2020		126,032	USD	117,250	3.55%	3M Libor + 1.25%		1,074.90
Kookmin Bank	2020~2025		118,780	USD	100,000	1.29%	2.13%		1,187.80
Shinhan Bank	2020~2025		118,780	USD	100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD	100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2016~2021		121,000	USD	100,000	2.15%	2.50%		1,210.00
Morgan Stanley	2016~2021		121,000	USD	100,000	3M Libor + 2.10%	2.50%		1,210.00
BNP Paribas	2016~2021		121,000	USD	100,000	3M Libor + 2.10%	2.50%		1,210.00
Nomura	2017~2037		52,457	EUR	40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK	450,000	2.62%	2.36%		132.05
Korea Development Bank	2019~2022		112,650	USD	100,000	1.80%	3.38%		1,126.50
Kookmin Bank	2019~2022		112,650	USD	100,000	1.80%	3.38%		1,126.50
Woori Bank	2019~2022		112,650	USD	100,000	1.80%	3.38%		1,126.50
Korea Development Bank	2018~2023		320,880	USD	300,000	2.03%	3.75%		1,069.60
BNP Paribas	2019~2024		111,841	CHF	100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF	100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2019~2022		117,340	USD	100,000	1.06%	2.38%		1,173.40
Hana Bank	2019~2022		117,340	USD	100,000	1.06%	2.38%		1,173.40
Kookmin Bank	2019~2022		117,340	USD	100,000	1.06%	2.38%		1,173.40
Hana Bank	2018~2021		212,960	USD	200,000	2.10%	3.00%		1,064.80
Korea Development Bank	2018~2021		212,960	USD	200,000	2.10%	3.00%		1,064.80
Hana Bank	2017~2022		226,600	USD	200,000	1.94%	2.63%		1,133.00
Korea Development Bank	2017~2022		113,300	USD	100,000	1.94%	2.63%		1,133.00
Nomura	2017~2022		113,300	USD	100,000	1.95%	2.63%		1,133.00
Woori Bank	2017~2022		56,650	USD	50,000	1.95%	2.63%		1,133.00
Kookmin Bank	2017~2022		56,650	USD	50,000	1.95%	2.63%		1,133.00
Korea Development Bank	2018~2023		169,335	USD	150,000	2.26%	3.88%		1,128.90
Woori Bank	2018~2023		169,335	USD	150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD	100,000	2.26%	3.88%		1,128.90
Hana Bank	2018~2023		56,445	USD	50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD	50,000	2.26%	3.88%		1,128.90
Woori Bank	2020~2025		245,560	USD	200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD	200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD	100,000	0.93%	1.75%		1,227.80

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of June 30, 2020 are as follows:

In millions of won and thousands of USD
Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay	Receive
Hana Bank	2017~2022	~~W~~	100,000	2.01%	3M CD + 0.24%
Hana Bank	2017~2022		100,000	2.06%	3M CD + 0.27%
Nomura (*1)	2017~2037		30,000	2.05%	3.08%
Hana Bank	2017~2021		200,000	2.45%	3M CD + 0.32%
Nomura (*2)	2018~2038		30,000	2.56%	3.75%
Hana Bank	2018~2023		200,000	2.15%	3M CD + 0.19%
Hana Bank	2018~2023		200,000	2.17%	3M CD + 0.19%
Hana Bank	2018~2023		150,000	2.03%	3M CD + 0.21%
Hana Bank	2019~2024		200,000	1.87%	3M CD + 0.13%
Societe Generale	2017~2022		200,000	3M Libor + 3.44%	3.77%
Nomura	2017~2027		52,457	3M Libor + 2.25%	2.60%
Nomura	2017~2027		59,423	3M Libor + 2.27%	2.62%
Export-import bank of Korea	2015~2031	USD	15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD	7,861	2.67%	6M USD Libor

(*1)

2.05% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. The Group entered into an agreement with the counterparty on July 7, 2020 for early settlement of the contract on September 18, 2020.

(*2)

2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on exercise of counterparty’s right, it can be reimbursed before the due on the same day of every year starting from June 15, 2023.

(6)	Interest rate swap contracts which are designated as hedging instruments as of June 30, 2020 are as follows:

In millions of won and thousands of USD
Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay	Receive
BNP Paribas	2009~2027	USD	92,120	4.16%	6M USD Libor
KFW	2009~2027	USD	92,120	4.16%	6M USD Libor
Export-import bank of Korea	2016~2036	USD	78,092	3.00%	6M USD Libor

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

12.	Derivatives, Continued

(7)

Gains and losses on valuation and transaction of derivatives for the three and six-month periods ended June 30, 2020 and 2019 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)					Net income effects of transaction gain (loss)				Accumulated other comprehensive income (loss) (*)
	June 30, 2020			June 30, 2019		June 30, 2020		June 30, 2019		June 30, 2020		June 30, 2019
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Currency forward	~~W~~	(7,951)	30,971	7,484	22,533	(3,409)	10,128	5,145	10,242	—	—	—	—
Currency swap		(96,687)	358,262	162,335	309,763	60,507	76,197	18,291	38,911	45,487	63,974	21,935	43,527
Interest rate swap		(2,129)	(19,005)	(14,213)	(21,113)	(2,203)	(3,514)	(156)	(391)	(133)	13,723	(2,406)	(9,364)

	~~W~~	(106,767)	370,228	155,606	311,183	54,895	82,811	23,280	48,762	45,354	77,697	19,529	34,163

(*)

For the six-month period ended June 30, 2020, the net gain on valuation of derivatives applying cash flow hedge accounting of ~~W~~48,881 million, net of tax, is included in other comprehensive income (loss).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

13.	Other Financial Assets

(1)	Other financial assets as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Loans	~~W~~	71,259	747,657	64,111	725,755
Less: allowance for doubtful accounts		(8)	(12,596)	(31)	(15,063)
Less: present value discount		(924)	(32,611)	(847)	(35,218)

		70,327	702,450	63,233	675,474

Long-term / short-term financial instruments		1,954,619	515,369	1,351,971	608,256

	~~W~~	2,024,946	1,217,819	1,415,204	1,283,730

(2)	Loans as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans
Loans for tuition	~~W~~	34,568	—	(924)	33,644
Loans for housing		19,988	—	—	19,988
Fisheries loan		309	—	—	309
Other loans		16,394	(8)	—	16,386

		71,259	(8)	(924)	70,327

Long-term loans
Loans for tuition		420,628	—	(32,611)	388,017
Loans for housing		217,335	—	—	217,335
Loans for related parties		44,367	(2,465)	—	41,902
Other loans		65,327	(10,131)	—	55,196

		747,657	(12,596)	(32,611)	702,450

	~~W~~	818,916	(12,604)	(33,535)	772,777

In millions of won	December 31, 2019
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans
Loans for tuition	~~W~~	33,636	—	(847)	32,789
Loans for housing		17,113	—	—	17,113
Other loans		13,362	(31)	—	13,331

		64,111	(31)	(847)	63,233

Long-term loans
Loans for tuition		419,905	—	(35,197)	384,708
Loans for housing		199,454	—	—	199,454
Loans for related parties		89,132	(4,930)	—	84,202
Other loans		17,264	(10,133)	(21)	7,110

		725,755	(15,063)	(35,218)	675,474

	~~W~~	789,866	(15,094)	(36,065)	738,707

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Beginning balance	~~W~~	15,094	4,952
Bad debt expense		(2,466)	10,142
Others		(24)	—

Ending balance	~~W~~	12,604	15,094

(4)	Long-term and short-term financial instruments as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	1,436,768	162,059	1,034,971	257,857
CP		19,918	—	40,000	—
CD		5,000	—	15,000	—
RP		137,132	2,874	40,000	—
Others		355,801	350,436	222,000	350,399

	~~W~~	1,954,619	515,369	1,351,971	608,256

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

14.	Inventories

Inventories as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,778,712	(1,430)	3,777,282
Merchandises		1,247	—	1,247
Work-in-progress		177,849	—	177,849
Finished goods		40,675	(410)	40,265
Supplies		2,191,968	(4,627)	2,187,341
Inventories-in-transit		922,636	—	922,636
Other inventories		14,797	—	14,797

	~~W~~	7,127,884	(6,467)	7,121,417

In millions of won	December 31, 2019
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,790,443	(1,430)	3,789,013
Merchandises		340	—	340
Work-in-progress		165,073	—	165,073
Finished goods		58,280	—	58,280
Supplies		2,121,363	(4,369)	2,116,994
Inventories-in-transit		906,267	—	906,267
Other inventories		14,733	—	14,733

	~~W~~	7,056,499	(5,799)	7,050,700

The reversal of the allowance for loss on inventory valuation due to increase in the net realizable value of inventory deducted from cost of sales for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 were ~~W~~2,413 million and ~~W~~4,872 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 were ~~W~~3,081 million and ~~W~~3,127 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

15.	Non-Financial Assets

Non-financial assets as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020			December 31, 2019

	Current		Non-current	Current	Non-current
Advanced payments	~~W~~	221,353	49,924	147,784	2,694
Prepaid expenses		309,651	148,015	308,017	84,421
Others (*)		1,023,143	53,807	750,576	79,814

	~~W~~	1,554,147	251,746	1,206,377	166,929

(*)	Details of others as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020			December 31, 2019

	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	753,927	—	437,562	—
Other quick assets		269,216	53,807	313,014	79,814

	~~W~~	1,023,143	53,807	750,576	79,814

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of June 30, 2020 and December 31, 2019 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	June 30, 2020	December 31, 2019
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Holding company	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Holding company	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	80.00%	80.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Holding company	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	CANADA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.96%	99.96%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2020 and December 31, 2019 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	June 30, 2020	December 31, 2019
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	KOREA	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	Power generation	KOREA	85.00%	85.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	99.99%	99.99%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
VI Carbon Professional Private Special Asset Investment Trust 1	Holding company	KOREA	96.67%	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	80.10%
KEPCO Energy Solution Co., Ltd.	Energy service	KOREA	100.00%	100.00%
Solar School Plant Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KOSPO Power Services Limitada	Utility plant maintenance and others	CHILE	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	LAOS	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	50.10%
KEPCO Solar of Alamosa, LLC	Power generation	USA	100.00%	100.00%
KEPCO-LG CNS Mangilao Holdings LLC (*5)	Holding company	USA	100.00%	70.00%
Mangilao Investment LLC	Holding company	USA	100.00%	100.00%
KEPCO-LG CNS Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	KOREA	75.99%	75.99%
PT. Siborpa Eco Power	Construction and operation of utility plant	INDONESIA	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	KOREA	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	KOREA	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	KOREA	80.65%	80.65%
PT. Korea Energy Indonesia	Utility plant maintenance	INDONESIA	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	CHILE	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	KOREA	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance	KOREA	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
Nambu USA LLC	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	KOREA	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	KOREA	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance	KOREA	100.00%	100.00%
Secutec Co., Ltd.	Security service	KOREA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2020 and December 31, 2019 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	June 30, 2020	December 31, 2019
SE Green Energy Co., Ltd.	Power generation	KOREA	84.80%	84.80%
KEPCO Mangilao America LLC (*6)	Holding company	USA	100.00%	100.00%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance	KOREA	100.00%	100.00%
KOAK Power Limited	Facility maintenance	PAKISTAN	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	SWEDEN	100.00%	100.00%
Haenanum Energy Fund	Holding company	KOREA	99.64%	99.64%
Paju Ecoenergy Co., Ltd.	Power generation	KOREA	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	—
TS Energy No. 25 Co., Ltd.	Power generation	KOREA	90.00%	—
KPS Partners Co., Ltd.	Facility maintenance	KOREA	100.00%	—
KEPCO E&C Service Co., Ltd.	Facility maintenance	KOREA	100.00%	—

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.
(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power through the shareholders’ agreement.

(*3)	As of the reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.
(*4)

The Group guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Group which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(*5)

As of the end of the reporting period, the Group does not have a shareholding, however, this subsidiary is included in the consolidated financial statements as the Group has control over KEPCO-LG CNS Mangilao Holdings LLC by virtue of the right to nominate all 4 members of the board of directors.

(*6)

As of the end of the reporting period, the Group does not have a shareholding, however, this subsidiary is included in the consolidated financial statements as the Group has control over KEPCO Mangilao America LLC by virtue of the right to nominate the CEO and key management members.

(2)

Subsidiaries newly included in the consolidation scope during the six-month period ended June 30, 2020 are as follows, and there are no subsidiaries that are excluded from the consolidation scope during the six-month period ended June 30, 2020.

<Subsidiaries newly included in the consolidation scope during the six-month period ended June 30, 2020>

Subsidiaries	Reason
Guam Ukudu Power LLC	Newly established
TS Energy No. 25 Co., Ltd.	Newly established
KPS Partners Co., Ltd.	Newly established
KEPCO E&C Service Co., Ltd.	Newly established

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won
June 30, 2020
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	60,761,501	34,843,299	4,798,441	355,325
Korea South-East Power Co., Ltd.		11,238,565	6,167,196	2,213,790	58,041
Korea Midland Power Co., Ltd.		12,814,987	9,112,004	2,244,892	28,877
Korea Western Power Co., Ltd.		10,399,962	6,671,927	1,772,835	(121,093)
Korea Southern Power Co., Ltd.		11,058,313	6,848,314	2,073,640	(31,077)
Korea East-West Power Co., Ltd.		9,453,370	4,822,911	1,947,746	(62,672)
KEPCO Engineering & Construction Company, Inc.		699,600	221,742	177,952	2,337
KEPCO Plant Service & Engineering Co., Ltd.		1,313,396	262,559	576,442	64,880
KEPCO Nuclear Fuel Co., Ltd.		857,175	466,892	126,470	(2,828)
KEPCO KDN Co., Ltd.		631,370	197,636	280,297	9,336
KEPCO International HongKong Ltd.		145,047	—	—	1,622
KEPCO International Philippines Inc.		128,704	116	—	17,871
KEPCO Gansu International Ltd.		8,554	565	—	(4)
KEPCO Philippines Holdings Inc.		198,056	5,464	—	24,220
KEPCO Philippines Corporation		6,676	34	—	(106)
KEPCO Ilijan Corporation		371,669	55,692	42,180	24,804
KEPCO Lebanon SARL		1,870	10,149	—	(33)
KEPCO Neimenggu International Ltd.		221,449	—	—	13,302
KEPCO Shanxi International Ltd.		549,739	212,776	—	(4,989)
KOMIPO Global Pte., Ltd.		283,100	1,086	—	4,654
KEPCO Netherlands B.V.		127,598	32	—	542
KOREA Imouraren Uranium Investment Corp.		14,132	137	—	(629)
KEPCO Australia Pty., Ltd.		411	14	—	39
KOSEP Australia Pty., Ltd.		33,491	2,169	8,275	872
KOMIPO Australia Pty., Ltd.		45,511	5,192	8,315	2,057
KOWEPO Australia Pty., Ltd.		42,899	2,869	8,275	873
KOSPO Australia Pty., Ltd.		37,679	2,875	8,275	1,896
KEPCO Middle East Holding Company		98,655	84,565	—	(775)
Qatrana Electric Power Company		502,625	316,031	10,854	12,576
KHNP Canada Energy, Ltd.		41,750	42	—	(5)
KEPCO Bylong Australia Pty., Ltd.		41,149	374,933	—	(15,341)
Korea Waterbury Uranium Limited Partnership		20,907	176	—	(36)
KEPCO Holdings de Mexico		183	7	—	9
KST Electric Power Company		590,364	458,316	30,233	37,691
KEPCO Energy Service Company		2,359	1,550	2,784	627
KEPCO Netherlands S3 B.V.		49,375	75	—	2,069
PT. KOMIPO Pembangkitan Jawa Bali		14,118	3,735	11,549	4,757
PT. Cirebon Power Service		2,542	503	4,327	153
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		18,675	942	4,335	1,178
EWP Philippines Corporation		1,788	940	—	(4)
EWP America Inc. (*1)		54,379	5,510	6,347	(4,354)
KNF Canada Energy Limited		1,892	29	—	(23)
EWP Barbados 1 SRL		326,961	1,195	1,509	33,854
Gyeonggi Green Energy Co., Ltd.		291,650	256,181	30,581	141
PT. Tanggamus Electric Power		238,745	209,877	2,074	(3,533)
Gyeongju Wind Power Co., Ltd.		109,978	72,793	8,311	2,197
KOMIPO America Inc.		30,748	615	—	(719)
KOSEP USA, Inc.		1	5,338	—	—
PT. EWP Indonesia		32,720	582	—	4,807
KEPCO Netherlands J3 B.V.		124,437	100	—	(39)
Korea Offshore Wind Power Co., Ltd.		348,675	181,451	13,610	256
Global One Pioneer B.V.		241	77	—	(41)
Global Energy Pioneer B.V.		417	92	—	(48)
Mira Power Limited		393,773	307,715	12,317	(3,830)
KOSEP Material Co., Ltd.		2,244	686	1,731	(30)
Commerce and Industry Energy Co., Ltd.		92,141	43,794	14,893	1,080
KEPCO KPS Philippines Corp.		3,304	462	3,258	(19)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
June 30, 2020
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KOSPO Chile SpA	~~W~~	141,519	51,836	—	519
PT. KOWEPO Sumsel Operation And Maintenance Services		117	262	—	(15)
HeeMang Sunlight Power Co., Ltd.		7,557	4,542	232	(49)
Fujeij Wind Power Company		234,391	216,260	—	5,470
KOSPO Youngnam Power Co., Ltd.		392,690	300,222	150,659	1,198
VI Carbon Professional Private Special Asset Investment Trust 1		3,000	4	—	2
Chitose Solar Power Plant LLC		142,859	126,294	8,982	1,254
KEPCO Energy Solution Co., Ltd.		310,301	2,557	2,020	1,698
Solar School Plant Co., Ltd.		211,424	5,079	1,331	885
KOSPO Power Services Limitada		3,116	627	5,338	905
Energy New Industry Specialized Investment Private Investment Trust (*2)		233,953	2,321	7,875	3,735
KOEN Bylong Pty., Ltd.		—	57	—	(17)
KOMIPO Bylong Pty., Ltd.		6	63	—	—
KOWEPO Bylong Pty., Ltd.		6	63	—	—
KOSPO Bylong Pty., Ltd.		4	41	—	—
EWP Bylong Pty., Ltd.		2	39	—	—
KOWEPO Lao International		8,029	407	4,285	2,713
KEPCO US Inc.		17,848	—	—	—
KEPCO Alamosa LLC		34,537	77	65	(128)
KEPCO Solar of Alamosa, LLC		64,044	47,527	4,772	54
KEPCO-LG CNS Mangilao Holdings LLC		28,455	31,909	—	(503)
Mangilao Investment LLC		41,651	5	—	(5)
KEPCO-LG CNS Mangilao Solar, LLC		53,745	12,493	—	(77)
Jeju Hanlim Offshore Wind Co., Ltd.		12,743	469	—	(1,497)
PT. Siborpa Eco Power		11,718	15	—	(226)
PT. Korea Energy Indonesia		1,779	183	1,286	102
KOLAT SpA		29,847	437	100	(84)
KEPCO California, LLC		46,104	2,236	—	(873)
KEPCO Mojave Holdings, LLC		105,751	72,352	—	(2,153)
Incheon Fuel Cell Co., Ltd.		130,233	108,588	—	(550)
KOEN Service Co., Ltd.		6,779	6,061	15,980	206
KOMIPO Service Co., Ltd.		3,571	3,147	13,626	(298)
KOWEPO Service Co., Ltd.		5,566	3,460	14,677	1,178
KOSPO Service Co., Ltd.		3,138	3,275	10,237	(839)
EWP Service Co., Ltd.		4,278	2,841	11,753	928
PT. KOMIPO Energy Indonesia		1,407	26	344	(1,076)
KNF Partners Co., Ltd.		1,509	940	2,513	81
KOSPO USA Inc.		5,414	415	—	(988)
Nambu USA LLC		497	—	—	245
Tamra Offshore Wind Power Co., Ltd.		153,053	117,126	10,619	1,727
KEPCO MCS Co., Ltd.		69,062	46,983	155,748	17,720
KEPCO FMS Co., Ltd.		8,522	12,796	37,582	(4,972)
Firstkeepers Co., Ltd.		9,112	6,746	31,029	3,614
Secutec Co., Ltd.		10,748	5,943	29,669	4,711

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
June 30, 2020
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
SE Green Energy Co., Ltd.	~~W~~	131,554	105,787	287	(1,368)
KEPCO Mangilao America LLC		2,073	—	—	—
Mangilao Intermediate Holdings LLC		86,490	63,052	—	(2,885)
KEPCO CSC Co., Ltd.		7,213	3,973	17,388	2,454
KOAK Power Limited		14,889	106	—	(205)
KOMIPO Europe B.V.		21,862	1,590	132	(73)
Haenanum Energy Fund		28,180	66	84	13
Paju Ecoenergy Co., Ltd.		53,631	32	—	33
Guam Ukudu Power LLC		629	—	—	(71)
TS Energy No. 25 Co., Ltd.		29,213	45	—	(298)
KPS Partners Co., Ltd.		696	4	—	(8)
KEPCO E&C Service Co., Ltd.		490	—	—	(10)

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC and EWPRC Biomass Holdings, LLC.

(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	59,570,219	33,917,275	8,969,072	306,007
Korea South-East Power Co., Ltd.		10,938,358	5,866,642	5,385,387	41,006
Korea Midland Power Co., Ltd.		12,684,828	8,977,766	4,479,707	(28,449)
Korea Western Power Co., Ltd.		10,514,438	6,637,451	4,448,992	(46,061)
Korea Southern Power Co., Ltd.		10,884,799	6,608,301	5,084,907	(41,342)
Korea East-West Power Co., Ltd.		9,724,311	5,022,921	4,855,964	56,698
KEPCO Engineering & Construction Company, Inc.		735,207	242,994	448,635	26,398
KEPCO Plant Service & Engineering Co., Ltd.		1,356,983	294,757	1,244,613	157,737
KEPCO Nuclear Fuel Co., Ltd.		831,604	429,799	309,055	24,618
KEPCO KDN Co., Ltd.		604,458	159,807	625,567	42,205
KEPCO International HongKong Ltd.		138,942	633	—	3,330
KEPCO International Philippines Inc.		107,224	371	—	67,991
KEPCO Gansu International Ltd.		10,448	545	—	(20)
KEPCO Philippines Holdings Inc.		200,503	6,656	—	66,200
KEPCO Philippines Corporation		6,706	332	—	(52)
KEPCO Ilijan Corporation		371,377	56,156	95,072	40,818
KEPCO Lebanon SARL		1,835	9,786	—	255
KEPCO Neimenggu International Ltd.		200,858	—	—	(354)
KEPCO Shanxi International Ltd.		538,604	208,895	—	151
KOMIPO Global Pte., Ltd.		269,302	463	—	10,400
KEPCO Netherlands B.V.		122,577	101	—	948
KOREA Imouraren Uranium Investment Corp.		14,173	111	—	(49,716)
KEPCO Australia Pty., Ltd.		364	14	—	(395,914)
KOSEP Australia Pty., Ltd.		32,782	2,911	15,514	3,935
KOMIPO Australia Pty., Ltd.		40,898	2,909	15,514	3,766
KOWEPO Australia Pty., Ltd.		44,182	5,772	15,514	2,761
KOSPO Australia Pty., Ltd.		37,254	5,012	15,514	2,638
KEPCO Middle East Holding Company		102,164	87,834	—	5,934
Qatrana Electric Power Company		490,723	322,857	20,773	21,807
KHNP Canada Energy, Ltd.		44,639	43	—	(10)
KEPCO Bylong Australia Pty., Ltd.		45,207	355,163	—	(220,909)
Korea Waterbury Uranium Limited Partnership		20,717	167	—	(77)
KEPCO Holdings de Mexico		187	25	—	(14)
KST Electric Power Company		539,952	449,459	55,783	(20,797)
KEPCO Energy Service Company		2,262	1,995	5,984	(481)
KEPCO Netherlands S3 B.V.		50,352	49	—	2,637
PT. KOMIPO Pembangkitan Jawa Bali		12,391	5,719	18,722	4,312
PT. Cirebon Power Service		2,089	313	8,049	406
KOWEPO International Corporation		—	10	—	(2)
KOSPO Jordan LLC		17,489	1,521	10,878	2,634
EWP Philippines Corporation		1,691	888	—	(111)
EWP America Inc. (*1)		66,622	2,619	21,719	(6,497)
KNF Canada Energy Limited		1,933	24	—	(48)
EWP Barbados 1 SRL		279,295	1,031	2,914	2,368
Gyeonggi Green Energy Co., Ltd.		194,425	159,078	13,717	(73,394)
PT. Tanggamus Electric Power		228,601	195,826	2,256	(4,529)
Gyeongju Wind Power Co., Ltd.		113,745	75,427	15,548	3,384
KOMIPO America Inc.		9,424	593	118	(1,033)
KOSEP USA, Inc.		1	5,147	—	(119)
PT. EWP Indonesia		34,455	5	—	5,124

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
KEPCO Netherlands J3 B.V.	~~W~~	120,006	74	—	(79)
Korea Offshore Wind Power Co., Ltd.		284,495	117,527	—	(12,768)
Global One Pioneer B.V.		180	73	—	(86)
Global Energy Pioneer B.V.		348	80	—	(90)
Mira Power Limited		356,111	285,577	—	(971)
KOSEP Material Co., Ltd.		2,788	1,186	3,357	22
Commerce and Industry Energy Co., Ltd.		90,637	43,985	32,728	(7,532)
KEPCO KPS Philippines Corp.		5,198	1,341	6,246	2
KOSPO Chile SpA		134,827	49,183	—	(456)
PT. KOWEPO Sumsel Operation And Maintenance Services		135	262	—	(1,104)
HeeMang Sunlight Power Co., Ltd.		12,185	8,545	643	75
Fujeij Wind Power Company		218,333	196,964	—	5,515
KOSPO Youngnam Power Co., Ltd.		398,495	307,226	318,338	3,514
VI Carbon Professional Private Special Asset Investment Trust 1		3,002	—	—	12
Chitose Solar Power Plant LLC		121,457	106,254	17,103	5,480
KEPCO Energy Solution Co., Ltd.		308,188	2,142	2,843	2,805
Solar School Plant Co., Ltd.		208,730	3,269	1,962	2,553
KOSPO Power Services Limitada		3,244	1,564	10,013	452
Energy New Industry Specialized Investment Private Investment Trust (*2)		100,116	17,359	2,418	(7,735)
KOEN Bylong Pty., Ltd.		—	39	—	(14)
KOMIPO Bylong Pty., Ltd.		4	43	—	(14)
KOWEPO Bylong Pty., Ltd.		4	40	—	(12)
KOSPO Bylong Pty., Ltd.		4	40	—	(12)
EWP Bylong Pty., Ltd.		4	40	—	(12)
KOWEPO Lao International		5,430	575	4,308	1,584
KEPCO US Inc.		17,231	—	—	—
KEPCO Alamosa LLC		33,515	183	145	(311)
KEPCO Solar of Alamosa, LLC		65,468	50,348	8,739	(1,902)
KEPCO-LG CNS Mangilao Holdings LLC		27,439	30,287	—	(1,240)
Mangilao Investment LLC		39,972	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		39,373	11	—	(524)
Jeju Hanlim Offshore Wind Co., Ltd.		14,328	558	—	(2,459)
PT. Siborpa Eco Power		11,574	71	—	(1,165)
PT. Korea Energy Indonesia		1,592	121	2,462	323
KOLAT SpA		31,178	167	656	(296)
KEPCO California, LLC		44,074	936	358	(513)
KEPCO Mojave Holdings, LLC		103,815	69,544	—	(4,215)
Incheon Fuel Cell Co., Ltd.		22,669	475	—	(1,010)
KOEN Service Co., Ltd.		5,347	4,252	25,890	543
KOMIPO Service Co., Ltd.		3,327	2,622	24,556	146
KOWEPO Service Co., Ltd.		4,228	3,302	23,982	389
KOSPO Service Co., Ltd.		3,493	2,788	18,741	135
EWP Service Co., Ltd.		4,786	4,064	20,837	162
PT. KOMIPO Energy Indonesia		2,647	196	1,392	79
KNF Partners Co., Ltd.		1,378	890	3,383	187
KOSPO USA Inc.		5,896	127	—	(1,408)
Nambu USA LLC		245	1	—	245
Tamra Offshore Wind Power Co., Ltd.		156,708	121,724	19,670	1,154
KEPCO MCS Co., Ltd.		26,510	22,151	129,393	3,408
KEPCO FMS Co., Ltd.		11,336	10,638	37,627	198
Firstkeepers Co., Ltd.		1,552	2,800	121	(2,239)
Secutec Co., Ltd.		322	229	—	(597)
SE Green Energy Co., Ltd.		132,727	105,619	—	816

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
KEPCO Mangilao America LLC	~~W~~	—	—	—	—
Mangilao Intermediate Holdings LLC		13,220	12,774	—	(66)
KEPCO CSC Co., Ltd.		837	51	—	(14)
KOAK Power Limited		15,930	—	—	—
KOMIPO Europe B.V.		7,362	—	—	(286)
Haenanum Energy Fund		28,101	1	—	1
Paju Ecoenergy Co., Ltd.		53,839	—	—	—

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

(4)	Significant restrictions on the Group’s power over the subsidiaries as of June 30, 2020 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest payments on subordinated loans or payments for dividends and settlement amounts for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions are obtained.

(5)	As of June 30, 2020, the Group has following entitlements in relation to its subsidiaries as per its shareholder’s agreements:

Company	Group’s unexercised entitlements
KOSPO Youngnam Power Co., Ltd.	The Group holds the right to purchase all shares held by the financial investors of KOSPO Youngnam Power Co., Ltd., a subsidiary of the Group, at face value of the issued shares on the 7th and 12th years from the Group’s establishment date.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interest prior to intra-group eliminations as of and for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won
June 30, 2020
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	222,590	740,357	228,041	1,017,863	2,208,851
Non-current assets		149,079	573,039	471,559	3,484,108	4,677,785
Current liabilities		(12,274)	(209,885)	(191,285)	(473,684)	(887,128)
Non-current liabilities		(43,418)	(52,674)	(30,457)	(2,438,599)	(2,565,148)
Net assets		315,977	1,050,837	477,858	1,589,688	3,434,360
Book value of non-controlling interest		154,829	514,910	162,089	589,080	1,420,908
Sales		42,180	576,442	177,952	434,177	1,230,751
Profit for the period		24,804	64,880	2,337	57,527	149,548
Profit for the period attributable to non-controlling interest		12,154	31,791	793	22,531	67,269
Cash flows from operating activities		63,217	45,514	15,863	226,787	351,381
Cash flows from investing activities		4,331	70,156	(13,868)	(431,808)	(371,189)
Cash flows from financing activities before dividends to non-controlling interest		(17,901)	(46,084)	(8,510)	164,495	92,000
Dividends to non-controlling interest		(17,199)	(42,336)	(4,000)	(3,476)	(67,011)
Effect of exchange rate fluctuation		1,613	(630)	41	2,207	3,231
Net increase (decrease) of cash and cash equivalents		34,061	26,620	(10,474)	(41,795)	8,412

In millions of won
December 31, 2019
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	173,931	779,764	257,593	864,596	2,075,884
Non-current assets		197,446	577,219	477,614	3,169,317	4,421,596
Current liabilities		(11,990)	(247,737)	(223,522)	(450,311)	(933,560)
Non-current liabilities		(44,166)	(47,020)	(19,472)	(2,193,501)	(2,304,159)
Net assets		315,221	1,062,226	492,213	1,390,101	3,259,761
Book value of non-controlling interest		154,458	520,491	166,959	551,423	1,393,331
Sales		95,072	1,244,613	448,635	855,023	2,643,343
Profit (loss) for the year		40,818	157,737	26,398	(48,963)	175,990
Profit (loss) for the year attributable to non-controlling interest		20,001	77,291	8,954	(24,264)	81,982
Cash flows from operating activities		101,707	164,373	27,081	219,450	512,611
Cash flows from investing activities		4,458	(89,159)	47,219	(356,434)	(393,916)
Cash flows from financing activities before dividends to non-controlling interest		(68,678)	(44,332)	(34,632)	223,233	75,591
Dividends to non-controlling interest		(48,750)	(39,466)	(1,807)	(9,233)	(99,256)
Effect of exchange rate fluctuation		2,111	(593)	(14)	2,501	4,005
Net increase (decrease) of cash and cash equivalents		(9,152)	(9,177)	37,847	79,517	99,035

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i)	Details of goodwill as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Acquisition cost	~~W~~	97,977	97,977
Accumulated impairment		—	—

Carrying book value	~~W~~	97,977	97,977

(ii)	Changes in goodwill for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	97,977	—	—	97,977
Accumulated impairment		—	—	—	—

Carrying book value	~~W~~	97,977	—	—	97,977

In millions of won	December 31, 2019
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	2,582	95,395	—	97,977
Accumulated impairment		—	—	—	—

Carrying book value	~~W~~	2,582	95,395	—	97,977

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won
June 30, 2020
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,701,973
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	677,508
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	439,203
Korea Power Exchange (*2)	Management of power market and others	KOREA	100.00%		127,839	267,622
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	250,249
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	120,360
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	125,696
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	115,060
Dongducheon Dream Power Co., Ltd. (*3)	Power generation	KOREA	33.61%		148,105	77,853
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	70,254
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	71,109
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	67,411
Korea Electric Power Corporation Fund (*4)	Developing electric enterprises	KOREA	98.09%		51,500	41,152
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	39,978
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation of utility plant	NEPAL	60.35%		50,268	45,786
PT. Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	32,061
Others (Daeryun Power Co., Ltd. and 57 others)					335,524	148,845

				~~W~~	2,562,652	4,292,120

<Joint ventures>
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	281,236
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	235,765
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	191,893
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	185,215
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	104,517
Kelar S.A. (*6)	Power generation	CHILE	65.00%		78,060	70,375
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	50,782
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	7,272
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	70,148
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	43,375
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	29,865
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	33,257
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		26,892	32,233
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLAND	49.00%		44,405	9,725
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	51,689
Others (Daegu Green Power Co., Ltd. and 55 others)					405,292	396,791

					1,542,295	1,794,138

				~~W~~	4,104,947	6,086,258

(*1)	The effective percentage of ownership is 22.02% considering treasury stocks.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2020 and December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,693,967
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	670,896
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	445,141
Korea Power Exchange (*2)	Management of power market and others	KOREA	100.00%		127,839	258,899
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	255,983
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	124,253
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	123,425
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	115,784
Dongducheon Dream Power Co., Ltd. (*3)	Power generation	KOREA	33.61%		148,105	76,547
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	72,935
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	66,956
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	63,583
Korea Electric Power Corporation Fund (*4)	Developing electric enterprises	KOREA	98.09%		51,500	41,126
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	39,747
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation of utility plant	NEPAL	57.76%		35,571	31,145
PT. Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	29,355
Others (Daeryun Power Co., Ltd. and 49 others)					327,525	142,060

				~~W~~	2,539,956	4,251,802

<Joint ventures>
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	253,607
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	214,794
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	192,164
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	185,307
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	109,096
Kelar S.A. (*6)	Power generation	CHILE	65.00%		78,060	70,462
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	48,930
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	42,916
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	42,070
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	41,024
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	34,872
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	34,859
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		26,892	34,327
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLAND	49.00%		44,405	18,318
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	31,156
Others (Daegu Green Power Co., Ltd. and 48 others)					338,693	309,127

					1,475,696	1,663,029

				~~W~~	4,015,652	5,914,831

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won
Investees	June 30, 2020		December 31, 2019
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	30,064	33,089
Korea Gas Corporation		495,180	715,365
YTN Co., Ltd.		14,760	18,450
SPC Power Corporation		121,290	117,230
PT. Bayan Resources TBK		703,905	880,860

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won
June 30, 2020
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,693,967	—	—	(7,182)	34,139	(18,652)	(299)	1,701,973
Gemeng International Energy Co., Ltd.		670,896	—	—	—	(8,464)	16,176	(1,100)	677,508
PT. Bayan Resources TBK		445,141	—	—	—	10,251	(16,160)	(29)	439,203
Korea Power Exchange		258,899	—	—	—	8,802	—	(79)	267,622
GS Donghae Electric Power Co., Ltd.		255,983	—	—	(12,898)	7,164	—	—	250,249
Hyundai Green Power Co., Ltd.		124,253	—	—	(8,889)	4,996	—	—	120,360
PT. Cirebon Electric Power		123,425	—	—	(4,695)	3,485	3,481	—	125,696
S-Power Co., Ltd.		115,784	—	—	—	(724)	—	—	115,060
Dongducheon Dream Power Co., Ltd.		76,547	—	—	—	1,306	—	—	77,853
Xe-Pian Xe-Namnoy Power Co., Ltd.		72,935	—	—	—	(3,252)	571	—	70,254
Shin Pyeongtaek Power Co., Ltd.		66,956	—	—	—	4,153	—	—	71,109
SPC Power Corporation		63,583	—	—	(5,564)	2,649	6,790	(47)	67,411
Korea Electric Power Corporation Fund		41,126	—	—	—	(582)	608	—	41,152
YTN Co., Ltd.		39,747	—	—	(90)	331	(6)	(4)	39,978
Nepal Water & Energy Development Company Private Limited		31,145	14,697	—	—	(1,571)	1,515	—	45,786
PT. Wampu Electric Power		29,355	—	—	—	1,627	1,079	—	32,061
Others (Daeryun Power Co., Ltd. and 58 others)		142,060	7,218	(108)	(6,536)	5,823	(792)	1,180	148,845

	~~W~~	4,251,802	21,915	(108)	(45,854)	70,133	(5,390)	(378)	4,292,120

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
June 30, 2020
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Jamaica Public Service Company Limited	~~W~~	253,607	—	—	—	14,792	9,318	3,519	281,236
KEPCO SPC Power Corporation		214,794	—	—	(16,120)	28,348	8,871	(128)	235,765
Amman Asia Electric Power Company		192,164	—	—	—	10,434	(10,705)	—	191,893
Datang Chifeng Renewable Power Co., Ltd.		185,307	—	—	(13,453)	9,078	4,283	—	185,215
Rabigh Electricity Company		109,096	—	—	—	11,286	(15,865)	—	104,517
Kelar S.A.		70,462	—	—	—	9,339	(9,525)	99	70,375
Solar Philippines Calatagan Corporation		48,930	—	—	(2,872)	3,501	1,223	—	50,782
RE Barren Ridge 1 Holdings LLC		42,916	—	—	(834)	(33,341)	(1,469)	—	7,272
RE Holiday Holdings LLC		42,070	—	—	—	27,398	680	—	70,148
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		41,024	—	—	—	1,394	957	—	43,375
Chun-cheon Energy Co., Ltd.		34,872	—	—	—	(5,007)	—	—	29,865
Chile Solar JV SpA		34,859	—	—	—	152	(1,754)	—	33,257
PT. Tanjung Power Indonesia		34,327	—	—	—	5,031	(7,125)	—	32,233
Shuweihat Asia Power Investment B.V.		18,318	—	—	(1,656)	2,477	(9,414)	—	9,725
RE Pioneer Holdings LLC		31,156	—	—	(830)	21,061	302	—	51,689
Others (Daegu Green Power Co., Ltd. and 55 others)		309,127	66,598	—	(8,907)	30,454	(475)	(6)	396,791

		1,663,029	66,598	—	(44,672)	136,397	(30,698)	3,484	1,794,138

	~~W~~	5,914,831	88,513	(108)	(90,526)	206,530	(36,088)	3,106	6,086,258

In millions of won
December 31, 2019
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,701,848	—	—	(25,704)	8,511	12,687	(3,375)	1,693,967
Gemeng International Energy Co., Ltd.		647,010	—	—	(11,468)	26,300	9,209	(155)	670,896
PT. Bayan Resources TBK		511,646	—	—	(71,100)	6,181	(1,586)	—	445,141
Korea Power Exchange		251,802	—	—	—	10,907	—	(3,810)	258,899
GS Donghae Electric Power Co., Ltd.		—	—	—	—	—	—	255,983	255,983
Hyundai Green Power Co., Ltd.		127,160	—	—	(8,889)	5,982	—	—	124,253
PT. Cirebon Electric Power		108,628	—	—	—	11,079	(65)	3,783	123,425
S-Power Co., Ltd.		114,566	—	—	—	1,218	—	—	115,784
Dongducheon Dream Power Co., Ltd.		76,386	—	—	—	441	—	(280)	76,547
Xe-Pian Xe-Namnoy Power Co., Ltd.		77,165	3,052	—	—	(10,210)	2,928	—	72,935
Shin Pyeongtaek Power Co., Ltd.		67,600	—	—	—	(827)	198	(15)	66,956
SPC Power Corporation		57,558	—	—	(14,229)	5,929	14,286	39	63,583
Korea Electric Power Corporation Fund		47,189	—	—	—	(6,931)	868	—	41,126
YTN Co., Ltd.		40,338	—	—	(180)	(449)	5	33	39,747
Nepal Water & Energy Development Company Private Limited		30,961	—	—	—	(854)	1,038	—	31,145
PT. Wampu Electric Power		31,097	—	—	—	(2,867)	2	1,123	29,355
Others (Daeryun Power Co., Ltd. and 55 others)		173,866	14,607	—	(4,442)	(16,992)	(371)	(24,608)	142,060

	~~W~~	4,064,820	17,659	—	(136,012)	37,418	39,199	228,718	4,251,802

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Jamaica Public Service Company Limited	~~W~~	239,632	—	—	(4,631)	10,166	8,440	—	253,607
KEPCO SPC Power Corporation		208,306	—	—	(45,349)	48,043	3,781	13	214,794
Amman Asia Electric Power Company		177,357	—	—	—	20,648	(5,841)	—	192,164
Datang Chifeng Renewable Power Co., Ltd.		166,162	—	—	—	16,325	2,820	—	185,307
Rabigh Electricity Company		105,328	—	—	—	4,355	(1,734)	1,147	109,096
Kelar S.A.		72,824	—	—	—	3,435	(8,416)	2,619	70,462
Solar Philippines Calatagan Corporation		47,903	—	—	(4,633)	4,305	1,355	—	48,930
RE Barren Ridge 1 Holdings LLC		41,415	—	—	(1,152)	4,609	(1,957)	1	42,916
RE Holiday Holdings LLC		51,094	—	—	—	(6,525)	(2,500)	1	42,070
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		39,442	—	—	—	875	707	—	41,024
Chun-cheon Energy Co., Ltd.		42,505	—	—	—	(7,385)	—	(248)	34,872
Chile Solar JV SpA		36,865	—	—	—	842	(2,849)	1	34,859
PT. Tanjung Power Indonesia		7,081	26,146	—	—	5,601	(4,489)	(12)	34,327
Shuweihat Asia Power Investment B.V.		27,251	—	—	(2,176)	5,288	(12,045)	—	18,318
RE Pioneer Holdings LLC		38,898	—	—	(939)	(5,507)	(1,296)	—	31,156
Others (Daegu Green Power Co., Ltd. and 53 others)		511,462	64,016	(5,359)	(20,721)	24,327	1,835	(266,433)	309,127

		1,813,525	90,162	(5,359)	(79,601)	129,402	(22,189)	(262,911)	1,663,029

	~~W~~	5,878,345	107,821	(5,359)	(215,613)	166,820	17,010	(34,193)	5,914,831

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won
June 30, 2020
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation (*)	~~W~~	37,490,659	29,475,392	12,062,361	47,030
Gemeng International Energy Co., Ltd.		7,374,474	5,381,804	864,442	(7,771)
PT. Bayan Resources TBK		1,629,322	911,121	839,807	91,428
Korea Power Exchange		333,105	65,482	51,246	7,104
GS Donghae Electric Power Co., Ltd.		2,194,161	1,458,136	342,547	21,068
Hyundai Green Power Co., Ltd.		1,093,509	678,473	231,631	12,785
PT. Cirebon Electric Power		826,136	369,059	116,272	12,136
S-Power Co., Ltd.		786,079	548,070	238,966	(1,092)
Dongducheon Dream Power Co., Ltd.		1,413,034	1,141,975	242,996	3,312
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,254,566	969,091	67,835	(12,662)
Shin Pyeongtaek Power Co., Ltd.		934,124	746,397	302,580	13,448
SPC Power Corporation		269,347	20,033	23,087	21,822
Korea Electric Power Corporation Fund		42,076	126	93	(398)
YTN Co., Ltd.		283,296	96,733	54,216	1,769
Nepal Water & Energy Development Company Private Limited		85,604	12,166	—	(226)
PT. Wampu Electric Power		229,179	159,480	9,630	3,866

<Joint ventures>
Jamaica Public Service Company Limited		1,688,125	1,017,782	515,946	21,045
KEPCO SPC Power Corporation		335,206	21,689	98,236	39,541
Amman Asia Electric Power Company		851,052	531,230	11,517	17,392
Datang Chifeng Renewable Power Co., Ltd.		763,745	300,707	62,989	23,841
Rabigh Electricity Company		2,619,640	2,198,883	148,795	67,228
Kelar S.A.		652,421	548,409	49,290	9,052
Solar Philippines Calatagan Corporation		104,903	49,411	10,782	6,739
RE Barren Ridge 1 Holdings LLC		105,725	91,182	2,863	(977)
RE Holiday Holdings LLC		331,561	191,265	3,405	2,034
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		193,406	84,969	13,741	3,321
Chun-cheon Energy Co., Ltd.		610,231	509,528	126,067	(16,746)
Chile Solar JV SpA		70,296	3,781	2,547	1,407
PT. Tanjung Power Indonesia		725,540	633,446	50,106	13,348
Shuweihat Asia Power Investment B.V.		19,852	5	—	(155)
RE Pioneer Holdings LLC		247,008	143,630	3,001	2,115

(*)	The profit for the six-month period ended June 30, 2020 is reduced by the associate entity’s net income attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Korea Gas Corporation (*)	~~W~~	39,311,855	31,165,334	24,982,640	38,764
Gemeng International Energy Co., Ltd.		6,758,957	4,785,740	2,024,730	95,435
PT. Bayan Resources TBK		1,302,637	622,576	1,707,387	252,855
Korea Power Exchange		315,683	54,926	107,034	8,268
GS Donghae Electric Power Co., Ltd.		2,301,774	1,548,883	688,055	75,842
Hyundai Green Power Co., Ltd.		1,086,738	658,279	507,653	26,222
PT. Cirebon Electric Power		852,457	403,639	277,370	39,581
S-Power Co., Ltd.		805,622	566,025	576,554	2,319
Dongducheon Dream Power Co., Ltd.		1,474,224	1,206,478	689,414	2,849
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,194,125	898,023	6,731	(40,437)
Shin Pyeongtaek Power Co., Ltd.		981,387	807,107	119,162	11,847
SPC Power Corporation		250,544	22,459	63,218	39,876
Korea Electric Power Corporation Fund		42,162	239	127	(5,430)
YTN Co., Ltd.		281,699	96,211	127,782	(1,230)
Nepal Water & Energy Development Company Private Limited		78,309	26,783	—	(1,380)
PT. Wampu Electric Power		222,266	158,451	18,165	(2,315)

<Joint ventures>
Jamaica Public Service Company Limited		1,543,049	940,609	1,035,399	32,828
KEPCO SPC Power Corporation		308,274	22,643	187,867	64,152
Amman Asia Electric Power Company		821,997	501,723	23,866	34,424
Datang Chifeng Renewable Power Co., Ltd.		765,598	302,329	122,398	40,371
Rabigh Electricity Company		2,538,719	2,100,347	208,514	1,567
Kelar S.A.		634,633	530,335	86,702	8,867
Solar Philippines Calatagan Corporation		98,577	47,956	18,720	11,331
RE Barren Ridge 1 Holdings LLC		209,850	124,017	10,384	7,630
RE Holiday Holdings LLC		331,862	247,722	18,744	(345)
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		189,157	86,596	23,910	2,188
Chun-cheon Energy Co., Ltd.		607,823	490,375	313,438	(24,490)
Chile Solar JV SpA		69,903	186	591	1,686
PT. Tanjung Power Indonesia		654,365	556,287	109,825	16,489
Shuweihat Asia Power Investment B.V.		37,389	5	—	(159)
RE Pioneer Holdings LLC		246,571	184,258	12,207	(1,912)

(*)	The profit for the year ended December 31, 2019 is reduced by the associate entity’s net income attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won
June 30, 2020
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	8,015,267	22.02%	1,764,962	—	—	(62,989)	1,701,973
Gemeng International Energy Co., Ltd.		1,992,670	34.00%	677,508	—	—	—	677,508
PT. Bayan Resources TBK		718,201	20.00%	143,640	371,942	—	(76,379)	439,203
Korea Power Exchange		267,622	100.00%	267,622	—	—	—	267,622
GS Donghae Electric Power Co., Ltd.		736,025	34.00%	250,249	—	—	—	250,249
Hyundai Green Power Co., Ltd.		415,036	29.00%	120,360	—	—	—	120,360
PT. Cirebon Electric Power		457,076	27.50%	125,696	—	—	—	125,696
S-Power Co., Ltd.		238,009	49.00%	116,624	—	(1,564)	—	115,060
Dongducheon Dream Power Co., Ltd.		271,059	34.01%	92,187	1,757	(3,509)	(12,582)	77,853
Xe-Pian Xe-Namnoy Power Co., Ltd.		285,475	25.00%	71,369	305	(1,131)	(289)	70,254
Shin Pyeongtaek Power Co., Ltd.		187,727	40.00%	75,091	12,800	(16,782)	—	71,109
SPC Power Corporation		249,315	38.00%	94,740	—	—	(27,329)	67,411
Korea Electric Power Corporation Fund		41,950	98.09%	41,149	—	—	3	41,152
YTN Co., Ltd.		186,564	21.43%	39,978	—	—	—	39,978
Nepal Water & Energy Development Company Private Limited		73,438	61.02%	44,815	971	—	—	45,786
PT. Wampu Electric Power		69,699	46.00%	32,061	—	—	—	32,061

<Joint ventures>
Jamaica Public Service Company Limited		670,342	40.00%	268,136	42,937	—	(29,837)	281,236
KEPCO SPC Power Corporation		313,517	75.20%	235,765	—	—	—	235,765
Amman Asia Electric Power Company		319,822	60.00%	191,893	—	—	—	191,893
Datang Chifeng Renewable Power Co., Ltd.		463,037	40.00%	185,215	—	—	—	185,215
Rabigh Electricity Company		420,757	40.00%	168,303	—	(62,981)	(805)	104,517
Kelar S.A.		104,012	65.00%	67,608	2,767	—	—	70,375
Solar Philippines Calatagan Corporation		55,492	38.00%	21,087	29,695	—	—	50,782
RE Barren Ridge 1 Holdings LLC		14,543	50.00%	7,272	—	—	—	7,272
RE Holiday Holdings LLC		140,297	50.00%	70,148	—	—	—	70,148
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		108,438	40.00%	43,375	—	—	—	43,375
Chun-cheon Energy Co., Ltd.		100,703	29.90%	30,110	3	—	(248)	29,865
Chile Solar JV SpA		66,515	50.00%	33,257	—	—	—	33,257
PT. Tanjung Power Indonesia		92,095	35.00%	32,233	—	—	—	32,233
Shuweihat Asia Power Investment B.V.		19,848	49.00%	9,725	—	—	—	9,725
RE Pioneer Holdings LLC		103,378	50.00%	51,689	—	—	—	51,689

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of June 30, 2020 and December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	8,146,521	21.57%	1,757,205	—	—	(63,238)	1,693,967
Gemeng International Energy Co., Ltd.		1,973,217	34.00%	670,896	—	—	—	670,896
PT. Bayan Resources TBK		680,061	20.00%	136,012	385,508	—	(76,379)	445,141
Korea Power Exchange		260,757	100.00%	260,757	—	—	(1,858)	258,899
GS Donghae Electric Power Co., Ltd.		752,891	34.00%	255,983	—	—	—	255,983
Hyundai Green Power Co., Ltd.		428,459	29.00%	124,253	—	—	—	124,253
PT. Cirebon Electric Power		448,818	27.50%	123,425	—	—	—	123,425
S-Power Co., Ltd.		239,597	49.00%	117,403	—	(1,619)	—	115,784
Dongducheon Dream Power Co., Ltd.		267,746	34.01%	91,060	1,757	(3,688)	(12,582)	76,547
Xe-Pian Xe-Namnoy Power Co., Ltd.		296,102	25.00%	74,026	305	(1,106)	(290)	72,935
Shin Pyeongtaek Power Co., Ltd.		174,280	40.00%	69,712	12,800	(15,556)	—	66,956
SPC Power Corporation		228,085	38.00%	86,672	—	—	(23,089)	63,583
Korea Electric Power Corporation Fund		41,923	98.09%	41,122	—	—	4	41,126
YTN Co., Ltd.		185,488	21.43%	39,747	—	—	—	39,747
Nepal Water & Energy Development Company Private Limited		51,526	58.59%	30,173	972	—	—	31,145
PT. Wampu Electric Power		63,815	46.00%	29,355	—	—	—	29,355

<Joint ventures>
Jamaica Public Service Company Limited		602,440	40.00%	240,976	(80,161)	—	92,792	253,607
KEPCO SPC Power Corporation		285,631	75.20%	214,794	—	—	—	214,794
Amman Asia Electric Power Company		320,274	60.00%	192,164	—	—	—	192,164
Datang Chifeng Renewable Power Co., Ltd.		463,269	40.00%	185,307	—	—	—	185,307
Rabigh Electricity Company		438,372	40.00%	175,349	—	(65,450)	(803)	109,096
Kelar S.A.		104,298	65.00%	67,794	2,668	—	—	70,462
Solar Philippines Calatagan Corporation		50,621	38.00%	19,236	29,694	—	—	48,930
RE Barren Ridge 1 Holdings LLC		85,833	50.00%	42,916	—	—	—	42,916
RE Holiday Holdings LLC		84,140	50.00%	42,070	—	—	—	42,070
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		102,561	40.00%	41,024	—	—	—	41,024
Chun-cheon Energy Co., Ltd.		117,448	29.90%	35,117	—	—	(245)	34,872
Chile Solar JV SpA		69,717	50.00%	34,859	—	—	—	34,859
PT. Tanjung Power Indonesia		98,078	35.00%	34,327	—	—	—	34,327
Shuweihat Asia Power Investment B.V.		37,384	49.00%	18,318	—	—	—	18,318
RE Pioneer Holdings LLC		62,313	50.00%	31,156	—	—	—	31,156

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)

As of June 30, 2020 and December 31, 2019, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	June 30, 2020			December 31, 2019
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Hadong Mineral Fiber Co., Ltd.	~~W~~	—	2	—	2
Eurasia Energy Holdings		7	192	6	185
Gunsan Bio Energy Co., Ltd.		146	3,438	1,090	3,292
Daehan Wind Power PSC		2,618	2,618	—	—
Hyundai Energy Co., Ltd.		(2,322)	36,409	12,890	38,731
Nghi Son 2 Power LLC		110,804	213,628	61,165	102,824
Samcheok Eco Materials Co., Ltd.		(3)	785	(497)	788
Naepo Green Energy Co., Ltd.		(3,766)	5,515	9,281	9,281
Barakah One Company		(54,983)	61,113	116,096	116,096
Pioneer Gas Power Limited		7,930	8,044	114	114
Korea Nuclear Partners Co., Ltd.,		68	68	—	—
Incheon New Power Co., Ltd.		107	107	—	—
Ecollite Co., Ltd.		1,180	1,180	—	—
Green Energy Electricity Generation Co., Ltd.		199	199	—	—
Bigeum Resident Photovoltaic Power Co., Ltd		11	11	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of June 30, 2020, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd. issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Group provided a performance guarantee on this agreement.

(ii)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(iv)	Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

(v)	Jeongam Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Group is obligated to acquire those shares at fair value.

(vi)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investores at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. The Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co., Ltd. at the yield-based transfer amount agreed with the shareholders.

(vii)	Taebaek Guinemi Wind Power Co., Ltd.

At the commencement of the operation of the faciliity, the Group has a right to purchase all or part of the shares from the shareholders at fair value.

(viii)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of June 30, 2020 shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(ix)	Chester Solar I SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise. According to the shareholders’ agreement, when Sprott Chile Solar I SpA intends to sell its shares.

(x)	Chester Solar IV SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise. According to the shareholders’ agreement, when Sprott Chile Solar I SpA intends to sell its shares.

(xi)	Chester Solar V SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise. According to the shareholders’ agreement, when Sprott Chile Solar I SpA intends to sell its shares.

(xii)	Diego de Almagro Solar SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise. According to the shareholders’ agreement, when Sprott Chile Solar I SpA intends to sell its shares.

(xiii)	Laurel SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise. According to the shareholders’ agreement, when Sprott Chile Solar I SpA intends to sell its shares.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of June 30, 2020 are as follows:

Company	Nature and extent of any significant restrictions
Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.

Pyeongchang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.

Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions. Also, shares cannot be wholly or partially transferred without consent of other shareholders is obtained.

Jeongam Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and reimbursement to the lender can be restricted depending on the priority of the loans. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without consent of the board of directors is obtained.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Naepo Green Energy Co., Ltd.	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

KPGE Inc.	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Solaseado Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Diego de Almagro Solar SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of June 30, 2020 are as follows, continued:

Company	Nature and extent of any significant restrictions
GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the collateralized debt is fully repaid.

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions are obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	13,885,574	(23,464)	—	—	13,862,110
Buildings		21,274,409	(59,495)	(8,734,148)	(4,962)	12,475,804
Structures		72,010,758	(183,497)	(26,771,923)	(9,633)	45,045,705
Machinery		91,263,830	(150,084)	(41,319,022)	(461,034)	49,333,690
Ships		2,279	—	(2,128)	—	151
Vehicles		312,052	(1,319)	(246,819)	(116)	63,798
Equipment		1,786,680	(161)	(1,420,214)	(42)	366,263
Tools		1,116,433	(270)	(966,760)	(38)	149,365
Construction-in-progress		31,666,075	(77,426)	—	(158,598)	31,430,051
Right-of-use assets		7,732,107	—	(3,092,610)	—	4,639,497
Asset retirement costs		11,600,069	—	(4,378,324)	(146,423)	7,075,322
Others		13,184,845	—	(10,788,676)	—	2,396,169

	~~W~~	265,835,111	(495,716)	(97,720,624)	(780,846)	166,837,925

In millions of won	December 31, 2019
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	13,848,063	(21,817)	—	—	13,826,246
Buildings		20,756,351	(61,920)	(8,305,683)	(4,962)	12,383,786
Structures		70,900,343	(186,554)	(25,711,840)	(9,633)	44,992,316
Machinery		89,224,339	(158,907)	(38,865,392)	(451,647)	49,748,393
Ships		3,104	—	(2,903)	—	201
Vehicles		309,829	(2,275)	(239,128)	(116)	68,310
Equipment		1,716,210	(241)	(1,342,053)	(42)	373,874
Tools		1,098,127	(403)	(934,023)	(40)	163,661
Construction-in-progress		28,584,806	(61,211)	—	(165,336)	28,358,259
Right-of-use assets		7,574,010	—	(2,790,437)	—	4,783,573
Asset retirement costs		11,690,188	—	(4,169,238)	(146,423)	7,374,527
Others		12,955,782	—	(10,327,101)	—	2,628,681

	~~W~~	258,661,152	(493,328)	(92,687,798)	(778,199)	164,701,827

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Beginning balance		Acquisitions	Disposals	Depreciation	Impairment (Reversals)	Others	Ending balance
Land	~~W~~	13,848,063	51	(12,078)	(23)	—	49,561	13,885,574
(Government grants)		(21,817)	—	2	—	—	(1,649)	(23,464)
Buildings		12,445,706	394	(5,402)	(422,894)	—	517,495	12,535,299
(Government grants)		(61,920)	—	—	2,570	—	(145)	(59,495)
Structures		45,178,870	342	(184,491)	(1,204,013)	—	1,438,494	45,229,202
(Government grants)		(186,554)	—	1,048	4,748	—	(2,739)	(183,497)
Machinery		49,907,300	207,657	(88,034)	(2,720,010)	(9,162)	2,186,023	49,483,774
(Government grants)		(158,907)	—	224	8,599	—	—	(150,084)
Ships		201	—	—	(50)	—	—	151
Vehicles		70,585	1,793	(50)	(16,216)	—	9,005	65,117
(Government grants)		(2,275)	—	—	987	—	(31)	(1,319)
Equipment		374,115	33,916	(272)	(88,878)	—	47,543	366,424
(Government grants)		(241)	—	—	87	—	(7)	(161)
Tools		164,064	7,994	(11)	(37,709)	—	15,297	149,635
(Government grants)		(403)	—	—	134	—	(1)	(270)
Construction-in-progress		28,419,470	6,660,162	(163)	—	6,737	(3,578,729)	31,507,477
(Government grants)		(61,211)	4,967	—	—	—	(21,182)	(77,426)
Right-of-use assets		4,783,573	137,393	(189)	(299,281)	—	18,001	4,639,497
Asset retirement costs		7,374,527	28	—	(414,163)	—	114,930	7,075,322
Others		2,628,681	2,902	(4,329)	(458,955)	—	227,870	2,396,169

	~~W~~	164,701,827	7,057,599	(293,745)	(5,645,067)	(2,425)	1,019,736	166,837,925

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won	December 31, 2019
	Beginning balance		Effect of change in accounting policy	Acquisitions	Disposals	Depreciation	Impairment (*1, 4)	Others (*2, 3)	Ending balance
Land	~~W~~	13,554,292	—	40,752	(29,205)	—	(25,626)	307,850	13,848,063
(Government grants)		(21,968)	—	—	151	—	—	—	(21,817)
Buildings		11,933,691	—	3,195	(23,409)	(821,680)	(1,293)	1,355,202	12,445,706
(Government grants)		(63,189)	—	(592)	—	6,214	—	(4,353)	(61,920)
Structures		42,711,795	—	1,663	(470,230)	(2,399,283)	(1,234)	5,336,159	45,178,870
(Government grants)		(190,854)	—	—	2,405	9,373	—	(7,478)	(186,554)
Machinery		47,456,595	—	326,606	(248,951)	(5,452,669)	(12,247)	7,837,966	49,907,300
(Government grants)		(173,242)	—	(1,050)	635	17,993	—	(3,243)	(158,907)
Ships		302	—	—	—	(100)	—	(1)	201
Vehicles		72,189	—	3,789	4,558	(33,650)	—	23,699	70,585
(Government grants)		(4,220)	—	(228)	5	2,170	—	(2)	(2,275)
Equipment		382,859	—	47,532	(162)	(199,376)	(227)	143,489	374,115
(Government grants)		(418)	—	(81)	—	262	—	(4)	(241)
Tools		192,675	—	20,956	(31)	(87,708)	—	38,172	164,064
(Government grants)		(675)	—	—	—	281	—	(9)	(403)
Construction-in-progress		28,821,167	—	13,544,091	(199,853)	—	(8,828)	(13,737,107)	28,419,470
(Government grants)		(54,740)	—	12,338	—	—	—	(18,809)	(61,211)
Finance lease assets		195,730	(195,730)	—	—	—	—	—	—
(Government grants)		(26)	26	—	—	—	—	—	—
Right-of-use assets		—	5,143,651	220,996	—	(581,074)	—	—	4,783,573
Asset retirement costs		5,571,754	—	—	—	(626,856)	—	2,429,629	7,374,527
Others		2,359,477	—	1,388	(221)	(800,653)	(581)	1,069,271	2,628,681

	~~W~~	152,743,194	4,947,947	14,221,355	(964,308)	(10,966,756)	(50,036)	4,770,431	164,701,827

(*1)

KEPCO Bylong Australia Pty., Ltd., 100% owned subsidiary, performed an impairment test over its land and others. The Group recognized the amount of the carrying amount in excess of its recoverable amount as an impairment loss.

(*2)	‘Others’ include the amounts of assets acquired by the business combination.
(*3)

‘Others’ include the amounts reclassified from construction-in-progress to other assets during the prior year relating to the assets which became usable two years before but were considered immaterial.

(*4)	The Group recognized impairment loss of ~~W~~3,819 million related to Wolsong unit 1, Shin-Hanul unit 3 & 4 and reversal of impairment loss of ~~W~~16,693 million related to Wolsong unit 1.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

19.	Investment Properties

(1)	Investment properties as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	134,708	—	—	134,708
Buildings		58,503	(11)	(33,282)	25,210

	~~W~~	193,211	(11)	(33,282)	159,918

In millions of won	December 31, 2019
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	129,897	—	—	129,897
Buildings		64,590	(13)	(35,894)	28,683

	~~W~~	194,487	(13)	(35,894)	158,580

(2)	Changes in investment properties for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	129,897	—	4,811	134,708
Buildings		28,696	(735)	(2,740)	25,221
(Government grants)		(13)	—	2	(11)

	~~W~~	158,580	(735)	2,073	159,918

In millions of won	December 31, 2019
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	139,940	—	(10,043)	129,897
Buildings		19,669	(5,070)	14,097	28,696
(Government grants)		(50)	1	36	(13)

	~~W~~	159,559	(5,069)	4,090	158,580

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

In millions of won	June 30, 2020			June 30, 2019
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Rental income	~~W~~	2,292	3,571	2,872	5,079
Operating and maintenance expenses related to rental income		(378)	(735)	(235)	(479)
Operating and maintenance expenses not related to rental income		—	—	(3,812)	(3,812)

	~~W~~	1,914	2,836	(1,175)	788

(4)	Fair value of investment properties as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020			December 31, 2019
	Book value		Fair value	Book value	Fair value
Land	~~W~~	134,708	225,470	129,897	202,042
Buildings		25,210	34,777	28,683	38,046

	~~W~~	159,918	260,247	158,580	240,088

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined by considering fluctuations in the publicly announced individual land price after the KIFRS transition date. (January 1, 2010)

(5)	All of the Group’s investment property is held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

20.	Construction Contracts

(1)	Changes in major contract amount in which revenue is not yet recognized for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	2,735,141	1,424,548	(471,378)	3,688,311

(*)

For the six-month period ended June 30, 2020, the increase in balance of contracts from new orders and foreign exchange impact is ~~W~~1,446,846 million and the decrease in balance of contracts due to changes in scope of construction work is ~~W~~22,298 million.

In millions of won	December 31, 2019
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	3,620,788	379,269	(1,264,916)	2,735,141

(*)

For the year ended December 31, 2019, the increase in balance of contracts from new orders and foreign exchange impact is ~~W~~390,224 million and the decrease in balance of contracts due to changes in scope of construction work is ~~W~~10,955 million.

(2)	Accumulated earned revenue, costs and others related to the Group’s construction contracts as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Accumulated earned revenue		Accumulated costs	Accumulated profit
Nuclear power plant construction in UAE and others	~~W~~	21,120,127	19,698,473	1,421,654

In millions of won	December 31, 2019
	Accumulated earned revenue		Accumulated costs	Accumulated profit
Nuclear power plant construction in UAE and others	~~W~~	20,971,487	19,566,647	1,404,840

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020			December 31, 2019
	Assets (*1)		Liabilities (*2)	Assets (*1)	Liabilities (*2)
Nuclear power plant construction in UAE and others	~~W~~	54,579	3,988	53,827	73,420

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

(4)

The contract with BOC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as contract date, contractual completion date, completion progress, unbilled construction, impairment losses, etc. are not allowed without consent from the purchaser. BOC did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that BOC may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

20.	Construction Contracts, Continued

(5)

Operating segments information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the six-month period ended June 30, 2020 are as follows:

In millions of won	June 30, 2020
	Effect from changes in accounting estimates						Assets from construction contracts		Receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Changes in estimated total contract costs	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~	—	9,736	2,293	7,443	60,956	24,268	—	—	—
Plant maintenance & engineering service		997	(15,896)	(30,293)	14,397	(7,846)	30,310	170	53,422	602

	~~W~~	997	(6,160)	(28,000)	21,840	53,110	54,578	170	53,422	602

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	728,336	(181)	(578,828)	—	149,327
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		100,730	—	(45,075)	(9,178)	46,477
Mining rights		596,912	—	(32,538)	(521,505)	42,869
Development expenditures		943,013	(5,852)	(842,402)	(19)	94,740
Intangible assets under development		68,293	(6,715)	—	(12,845)	48,733
Usage rights of donated assets and others		582,825	—	(399,015)	—	183,810
Leasehold rights		27,843	—	(21,088)	—	6,755
Greenhouse gas emissions rights		160,548	—	—	—	160,548
Others		573,300	(77)	(129,048)	(15,549)	428,626

	~~W~~	3,785,198	(12,825)	(2,051,392)	(559,096)	1,161,885

In millions of won	December 31, 2019
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	707,731	(235)	(542,736)	—	164,760
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		102,828	—	(40,389)	(9,178)	53,261
Mining rights		584,969	—	(28,456)	(512,790)	43,723
Development expenditures		916,834	(1,492)	(822,972)	(19)	92,351
Intangible assets under development		73,335	(11,029)	—	(12,845)	49,461
Usage rights of donated assets and others		582,825	—	(389,664)	—	193,161
Leasehold rights		25,989	—	(20,671)	—	5,318
Greenhouse gas emissions rights		41,656	—	—	—	41,656
Others		557,749	(79)	(119,446)	(11,939)	426,285

	~~W~~	3,597,314	(12,835)	(1,967,732)	(546,771)	1,069,976

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Beginning balance		Acquisitions	Disposals	Amortization	Impairment	Others	Ending balance
Software	~~W~~	164,995	5,926	(9,271)	(34,521)	—	22,379	149,508
(Government grants)		(235)	—	—	54	—	—	(181)
Copyrights, patents rights and other industrial rights		53,261	160	—	(4,189)	—	(2,755)	46,477
Mining rights		43,723	1,622	—	(2,938)	—	462	42,869
Development expenditures		93,843	426	—	(15,511)	—	21,834	100,592
(Government grants)		(1,492)	—	—	644	—	(5,004)	(5,852)
Intangible assets under development		60,490	21,270	—	—	—	(26,312)	55,448
(Government grants)		(11,029)	—	—	—	—	4,314	(6,715)
Usage rights of donated assets and others		193,161	—	—	(9,118)	—	(233)	183,810
(Government grants)		—	—	—	—	—	—	—
Leasehold rights		5,318	—	—	(416)	—	1,853	6,755
Greenhouse gas emissions rights		41,656	62,852	(26,293)	—	—	82,333	160,548
Others		426,364	512	(45)	(11,617)	(3,505)	16,994	428,703
(Government grants)		(79)	—	—	2	—	—	(77)

	~~W~~	1,069,976	92,768	(35,609)	(77,610)	(3,505)	115,865	1,161,885

In millions of won	December 31, 2019
	Beginning balance		Acquisitions	Disposals	Amortization	Impairment (*1)	Others (*2)	Ending balance
Software	~~W~~	157,681	42,694	(774)	(81,883)	—	47,277	164,995
(Government grants)		(420)	—	—	202	—	(17)	(235)
Copyrights, patents rights and other industrial rights		67,112	171	(325)	(9,196)	—	(4,501)	53,261
Mining rights		534,524	8,742	—	(7,186)	(513,519)	21,162	43,723
Development expenditures		92,486	687	—	(28,901)	(68)	29,639	93,843
(Government grants)		(2,110)	—	—	833	—	(215)	(1,492)
Intangible assets under development		70,536	56,082	—	—	—	(66,128)	60,490
(Government grants)		(10,564)	—	—	—	—	(465)	(11,029)
Usage rights of donated assets and others		87,011	—	—	(15,632)	—	121,782	193,161
(Government grants)		—	—	—	—	—	—	—
Leasehold rights		5,552	—	—	(741)	—	507	5,318
Greenhouse gas emissions rights		7,050	118,743	(7,058)	—	—	(77,079)	41,656
Others		217,084	2,307	(164)	(14,413)	(22)	221,572	426,364
(Government grants)		—	—	—	2	—	(81)	(79)

	~~W~~	1,225,942	229,426	(8,321)	(156,915)	(513,609)	293,453	1,069,976

(*1)

KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd., 100% owned subsidiaries, performed an impairment test over the mining rights and the Group recognized the amount of the carrying amount in excess of its recoverable amount as an impairment loss.

(*2)	‘Others’ include the business rights amounting to ~~W~~172,434 million increased from the business combination between Korea East-West Power Co., Ltd. and Eumseong Natural Gas Power Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won and thousands of Australian dollars
June 30, 2020
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	257	8 months ~ 10 months
	Electricity sales information system	KRW	5,278	2 years and 5 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	5,553	2 years and 3 months
	Contributions to ARP NRC DC	KRW	31,300	7 years and 6 months
Mining rights	Mining right of Bylong mine	AUD	—	— (*)
Development expenditures	Electricity sales information system	KRW	11,756	1 year and 8 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Dangjin power plant load facility usage right	KRW KRW	29,116 4,722	6 years and 5 months 9 months
Others	Occupancy and use of public waters	KRW	89,741	16 years and 7 months
	Greenhouse gas emissions rights	KRW	160,548	—
	Business rights	KRW	169,081	29 years and 5 months

(*)	The carrying amount of mining right does not exist, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

In millions of won and thousands of Australian dollars
December 31, 2019
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	432	1 year and 2 months ~ 1 year and 4 months
	Electricity sales information system	KRW	4,824	3 years
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	6,787	2 years and 9 months
	Contributions to ARP NRC DC	KRW	34,755	8 years
Mining rights	Mining right of Bylong mine	AUD	—	— (*)
Development expenditures	Electricity sales information system	KRW	15,283	2 years and 3 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Dangjin power plant load facility usage right	KRW KRW	31,385 7,870	6 years and 11 months 1 year and 3 months
Others	Occupancy and use of public waters	KRW	92,446	17 years and 1 month
	Business rights	KRW	171,955	29 years and 11 months

(*)	The carrying amount of mining right does not exist, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For the six-month periods ended June 30, 2020 and 2019, the Group recognized research and development expenses of ~~W~~299,371 million and ~~W~~311,088 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

22.	Trade and Other Payables

Trade and other payables as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	1,675,174	—	2,859,721	—
Other trade payables		2,132,618	2,485,331	1,952,659	2,446,714
Accrued expenses		1,157,543	84,903	1,028,869	2,033
Leasehold deposits received		2,568	709	2,571	709
Other deposits received		88,421	65,780	163,382	68,702
Lease liabilities		648,003	4,398,469	635,349	4,434,784
Dividends payable		5,829	—	6,851	—
Others (*)		—	11,278	—	12,818

	~~W~~	5,710,156	7,046,470	6,649,402	6,965,760

(*)	Details of others as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	4,278	—	5,818
Others		—	7,000	—	7,000

	~~W~~	—	11,278	—	12,818

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Current liabilities
Short-term borrowings	~~W~~	1,314,562	1,098,555
Current portion of long-term borrowings		135,151	217,579
Current portion of debt securities		6,655,161	7,545,485
Less: Current portion of discount on long-term borrowings		(1,031)	(1,000)
Less: Current portion of discount on debt securities		(2,783)	(2,780)

		8,101,060	8,857,839

Non-current liabilities
Long-term borrowings		3,516,969	3,411,052
Debt securities		59,268,007	55,716,183
Less: Discount on long-term borrowings		(18,042)	(21,309)
Less: Discount on debt securities		(160,484)	(88,920)
Add: Premium on debt securities		1,593	1,696

		62,608,043	59,018,702

	~~W~~	70,709,103	67,876,541

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(2)	Repayment schedule of borrowings and debt securities as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won
June 30, 2020
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	1,449,713	6,655,161
1 ~ 5 years		2,216,228	32,001,468
Over 5 years		1,300,741	27,266,539

	~~W~~	4,966,682	65,923,168

In millions of won
December 31, 2019
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	1,316,134	7,545,485
1 ~ 5 years		2,113,404	31,552,963
Over 5 years		1,297,648	24,163,220

	~~W~~	4,727,186	63,261,668

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2020
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	DB financial investment and others	0.78 ~ 1.57	2020.07.09 ~ 2020.08.27		—	~~W~~	1,010,000
Electronic short-term bonds	KB Securities and others	0.61 ~ 0.95	2020.07.06 ~ 2020.09.04		—		180,000
Foreign short-term borrowings	Korea Development Bank and others	1.27 ~ 2.06	2020.08.24 ~ 2020.09.23	USD	21,460		25,766
Foreign short-term borrowings	Korea Development Bank and others	1M Libor + 55bp ~ 1M Libor + 125bp	2020.08.17 ~ 2020.09.02	USD	77,756		93,362
Foreign short-term borrowings	BDO Unibank	3M BVAL + 50bp	2020.12.20	PHP	225,000		5,434

						~~W~~	1,314,562

In millions of won and thousands of foreign currencies
December 31, 2019
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	DB financial investment and others	2.00 ~ 2.20	2020.01.13~2020.02.05		—	~~W~~	280,000
Foreign short-term borrowings	LG-CNS	4.60	2020.06.30	USD	23,699		27,439
Foreign short-term borrowings	BDO Unibank	3M BVAL + 50bp	2020.12.20	PHP	225,000		5,130
Foreign short-term borrowings	Mizuho Bank	4.60	2020.06.30	USD	11,027		12,767
Electronic short-term bonds	Mirae asset daewoo and others	1.72 ~ 2.20	2020.01.10~2020.02.05		—		400,000
Local bank overdraft	Korea development Bank and others	1.98 ~ 2.75	2020.01.01~2020.04.16		—		373,219

						~~W~~	1,098,555

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2020
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2020~2044		—	~~W~~	3,223
	Facility	2.50~4.60	2023~2028		—		55,671
	Operating funds	2.33~2.87	2022~2023		—		34,300
	Operating funds	1yr KoFC bond rate +0.95	2022		—		10,000
Hana Bank	Commercial Paper	3M CD+0.13~0.32	2021~2024		—		1,150,000
	Facility	4.60	2028		—		11,785
	Facility	3yr KTB rate-1.25 Standard overdraft rate+2.45	2020~2035		—		29,752
IBK	PF Refinancing	CD+1.25	2030		—		10,020
Export-Import Bank of Korea	Project loans	1.50	2026		—		17,677
	Operating funds	3.04	2023		—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025		—		3,747
	Facility	3yr KTB rate-2.25	2020~2024		—		1,792
	Project loans	—	2023		—		1,197
	Others	KTB rate-2.25	2024~2028		—		14,870
Shinhan Bank	Facility	CB rate+1.10	2028		—		17,677
	Others	3.95	2034		—		91,725
	Others	Standard overdraft rate+1.00	2034		—		91,725
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79	2023~2031		—		31,846
Others	Facility	1.75~6.80	2026~2037		—		481,465
	Facility	CB rate+1.20 3M CD+1.60 Standard overdraft rate+2.45	2023~2037		—		79,028
	PF Refinancing	4.10	2030		—		27,833
	Others	4.50~7.90	2022~2039		—		107,131

							2,288,164

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD	8,744		10,499
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD	98,818		118,651
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	140,162		237,365
	PF Loan	6M Libor+2.50~2.70	2032	USD	116,151		139,463
	Others	3.88	2021	USD	289,868		348,045
POSCO and others	Shareholder’s loan	8.00	2023	USD	12,927		15,521
	Shareholder’s loan	8.00	2031	JOD	4,853		8,218
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	4,682,816		52,263
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY	3,020,746		33,713
IFC and others	Others	6M Libor+5.00	2031	USD	233,350		280,183
Federal Financing Bank and others	PF Loan	2.39~13.00	2031~2038	USD	98,792		118,620
Others	Others	—	—	USD	1,178		1,415

							1,363,956

							3,652,120
Less: Discount on long-term borrowings							(19,073)
Less: Current portion of long-term borrowings							(135,151)
Add: Current portion of discount on long-term borrowings							1,031

						~~W~~	3,498,927

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2020 and December 31, 2019 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2019
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2020~2044		—	~~W~~	3,500
	Facility	2.50~4.60	2023~2028		—		59,845
	Operating funds	2.33~3.04	2020~2022		—		55,000
	Operating funds	1yr KoFC bond rate+0.95	2020~2022		—		24,000
Hana Bank	Commercial Paper	3M CD+0.13~0.32	2021~2024		—		1,150,000
	Facility	4.60	2028		—		12,466
	Facility	3yr KTB rate-1.25	2020~2028		—		6,699
IBK	PF Refinancing	CD+1.25	2030		—		10,497
Export-Import Bank of Korea	Project loans	1.50	2026		—		19,150
	Operating funds	2.21	2020		—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025		—		4,350
	Facility	3yr KTB rate-2.25	2020~2024		—		2,058
	Project loans	—	2023		—		1,197
	Others	KTB rate-2.25	2024~2028		—		15,696
Shinhan Bank	Facility	CB rate+1.10	2028		—		18,698
	Others	3.95	2035		—		99,146
	Others	Standard overdraft rate+1.00	2035		—		99,146
Kookmin Bank	Facility	3.16	2020		—		10,000
	Facility	MOR+0.79	2023		—		23,333
Others	Facility	1.75~6.80	2026~2036		—		390,044
	Facility	CB rate+1.10~1.60 Standard overdraft rate+2.45	2023~2036		—		111,834
	PF Refinancing	4.10	2030		—		29,159
	Others	4.50~7.90	2022~2039		—		102,348

							2,283,166

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD	8,744		10,123
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD	101,912		117,994
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	146,380		239,039
	PF Loan	6M Libor+2.50~2.70	2032	USD	118,684		137,412
	Others	3.88	2021	USD	289,709		334,685
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD	13,000		15,051
	Shareholder’s loan	8.00	2031	JOD	4,853		7,925
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	4,981,038		52,972
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY	3,213,121		34,171
IFC and others	Others	6M Libor+5.00	2031	PKR	37,252,930		278,652
Federal Financing Bank and others	PF Loan	2.39~13.00	2031~2038	USD	101,380		117,377
Others	Others	—	—	USD	57		64

							1,345,465

							3,628,631
Less: Discount on long-term borrowings							(22,309)
Less: Current portion of long-term borrowings							(217,579)
Add: Current portion of discount on long-term borrowings							1,000

						~~W~~	3,389,743

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	June 30, 2020		December 31, 2019
Electricity bonds	2010.07.08~2020.04.29	2020.07.08~2049.10.24	1.32~5.06	~~W~~	28,960,000	28,450,000
Corporate bonds (*)	2009.10.16~2020.06.18	2020.07.02~2050.06.18	1.29~6.00		25,573,577	24,463,577

					54,533,577	52,913,577
Less: Discount on local debt securities					(45,503)	(42,274)
Less: Current portion of local debt securities					(5,890,000)	(6,340,000)
Add: Current portion of discount on local debt securities					1,642	1,409

				~~W~~	48,599,716	46,532,712

(*)

Among the corporate bonds, each holder of HeeMang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ~~W~~2,697 million, may exercise the right to early redemption on the 5th year (March 31, 2021) from the date of issuance of the bond and thereafter every year on March 31, until the year immediately preceding the redemption date.

(6)	Foreign debt securities as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2020
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	278,701	~~W~~	334,636
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		377,881
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		344,505
FY-11	2011.07.13	2021.07.13	4.75	USD	500,000		600,350
FY-12	2012.09.19	2022.09.19	3.00	USD	750,000		900,525
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		268,164
FY-14	2014.07.30	2029.07.30	3.57	USD	100,000		120,070
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		360,210
FY-16	2016.01.21	2021.07.21	2.50	USD	300,000		360,210
FY-17	2017.06.19~2017.07.25	2022.06.19~2027.07.25	2.38~3.13	USD	800,000		960,560
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		54,008
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		57,924
FY-18	2018.01.29~2018.07.25	2021.01.29~2023.07.25	3.00~3.88	USD	1,800,000		2,161,260
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		255,618
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD	800,000		960,560
FY-19	2019.02.27	2024.02.27	0.13	CHF	200,000		252,446
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF	300,000		378,669
FY-19	2019.07.22	2022.07.22	2.38	USD	300,000		360,210
FY-19	2019.10.30	2024.10.30	3M BBSW+97bp	AUD	300,000		247,536
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	394,220		473,339
FY-20	2020.02.03	2025.02.23	2.13	USD	300,000		360,210
FY-20	2020.06.15	2025.06.15	1.13	USD	500,000		600,350
FY-20	2020.05.06	2025.05.06	1.75	USD	500,000		600,350

							11,389,591
Less: Discount on foreign debt securities							(117,764)
Add: Premium on foreign debt securities							1,593
Less: Current portion of foreign debt securities							(765,161)
Add: Current portion of discount on foreign debt securities							1,141

						~~W~~	10,509,400

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of June 30, 2020 and December 31, 2019 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2019
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	249,074	~~W~~	288,379
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		364,379
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		332,196
FY-11	2011.07.13	2021.07.13	4.75	USD	500,000		578,900
FY-12	2012.09.19	2022.09.19	3.00	USD	750,000		868,350
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		263,361
FY-14	2014.07.30~2014.12.02	2020.06.02~2029.07.30	2.50~3.57	USD	600,000		694,680
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		347,340
FY-16	2016.01.21	2021.07.21	2.50	USD	300,000		347,340
FY-17	2017.04.12~2017.07.25	2020.04.12~2027.07.25	2.38~3.13	USD	1,100,000		1,273,580
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		51,897
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		55,737
FY-18	2018.01.29~2018.07.25	2021.01.29~2023.07.25	3.00~3.88	USD	1,800,000		2,084,040
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		245,289
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD	800,000		926,240
FY-19	2019.02.27	2024.02.27	0.13	CHF	200,000		239,104
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF	300,000		358,656
FY-19	2019.07.22	2022.07.22	2.38	USD	300,000		347,340
FY-19	2019.10.31	2024.10.30	3M BBSW+97bp	AUD	300,000		243,102
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	378,460		438,181

							10,348,091
Less: Discount on foreign debt securities							(49,426)
Add: Premium on foreign debt securities							1,696
Less: Current portion of foreign debt securities							(1,205,485)
Add: Current portion of discount on foreign debt securities							1,371

						~~W~~	9,096,247

(7)	Changes in borrowings and debt securities for the six-month periods ended June 30, 2020 and 2019 are as follows:

In millions of won	June 30, 2020		June 30, 2019
Beginning balance	~~W~~	67,876,541	61,034,627
Cash flow		2,439,902	4,021,612
Effect of exchange rate fluctuations		461,094	469,385
Others		(68,434)	(3,666)

Ending balance	~~W~~	70,709,103	65,521,958

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

24.	Lease

1)	Group as a lessee

(1)	Lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~14,550 million as expense for the six-month period ended June 30, 2020. The Group also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e. approximately less than ~~W~~5 million), and recognized ~~W~~1,197 million as expense for the six-month period ended June 30, 2020.

The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	722,394	(74,059)	648,335
Buildings		55,650	(26,772)	28,878
Structures		28,458	(3,453)	25,005
Machinery		1,308	(548)	760
Ships		4,214,611	(643,505)	3,571,106
Vehicles		24,607	(10,634)	13,973
Others (*)		2,685,079	(2,333,639)	351,440

	~~W~~	7,732,107	(3,092,610)	4,639,497

(*)	Includes power purchase agreements (“PPA”) with GS EPS and two other LNG combined power suppliers.

In millions of won	December 31, 2019
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	693,103	(49,029)	644,074
Buildings		54,980	(20,403)	34,577
Structures		28,198	(2,554)	25,644
Machinery		1,308	(484)	824
Ships		4,113,754	(425,465)	3,688,289
Vehicles		20,817	(7,109)	13,708
Others (*)		2,661,850	(2,285,393)	376,457

	~~W~~	7,574,010	(2,790,437)	4,783,573

(*)	Includes power purchase agreements (“PPA”) with GS EPS and two other LNG combined power suppliers.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

24.	Lease, Continued

(3)	Changes in right-of-use assets for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	644,074	925	(24,794)	—	28,130	648,335
Buildings		34,577	14,690	(13,077)	—	(7,312)	28,878
Structures		25,644	260	(899)	—	—	25,005
Machinery		824	—	(64)	—	—	760
Ships		3,688,289	100,857	(218,040)	—	—	3,571,106
Vehicles		13,708	4,484	(3,790)	—	(429)	13,973
Others		376,457	16,177	(38,617)	(189)	(2,388)	351,440

	~~W~~	4,783,573	137,393	(299,281)	(189)	18,001	4,639,497

In millions of won	December 31, 2019
	Beginning balance		Changes in accounting policies (*)	Increase	Depreciation	Ending balance
Land	~~W~~	—	684,386	8,717	(49,029)	644,074
Buildings		—	36,874	18,106	(20,403)	34,577
Structures		—	20,840	7,358	(2,554)	25,644
Machinery		—	—	1,308	(484)	824
Ships		—	3,986,947	126,807	(425,465)	3,688,289
Vehicles		—	11,258	9,559	(7,109)	13,708
Others		—	403,346	49,141	(76,030)	376,457

	~~W~~	—	5,143,651	220,996	(581,074)	4,783,573

(*)	Includes transferred amount of ~~W~~195,704 million, which was classified as finance lease assets as of December 31, 2018.

(4)	Lease liabilities as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020
Less than 1 year	~~W~~	688,213
1 ~ 5 years		2,346,292
More than 5 years		2,635,507

		5,670,012
Less: Discount		(623,540)

Present value of lease payment	~~W~~	5,046,472

In millions of won	December 31, 2019
Less than 1 year	~~W~~	686,445
1 ~ 5 years		2,334,883
More than 5 years		2,735,681

		5,757,009
Less: Discount		(686,876)

Present value of lease payment	~~W~~	5,070,133

`KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

24.	Lease, Continued

(5)	The details of the liquidity classification of lease liabilities as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Current lease liabilities	~~W~~	648,003	635,349
Non-current lease liabilities		4,398,469	4,434,784

	~~W~~	5,046,472	5,070,133

(6)	Changes in lease liabilities for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	5,070,133	128,230	(410,689)	56,712	202,086	5,046,472

(*)	Includes translation effect of foreign currency lease liabilities and others.

In millions of won	December 31, 2019
	Beginning balance		Changes in accounting policies	Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	283,806	4,943,584	218,800	(659,387)	85,950	197,380	5,070,133

(*)	Including translation effect of foreign currency lease liabilities and others.

(7)	Details of expense relating to lease contracts as lessee for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

In millions of won	June 30, 2020			June 30, 2019
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Depreciation of right-of-use assets	~~W~~	150,644	299,280	138,430	273,570
Interest expenses of lease liabilities		26,266	56,712	21,824	42,205
Lease expenses for short-term leases		4,912	14,550	2,702	7,424
Lease expenses for leases of low-value assets		799	1,197	206	547
Variable lease payments		6,425	17,288	(4,361)	(8,642)

	~~W~~	189,046	389,027	158,801	315,105

(8)

For the six-month periods ended June 30, 2020 and 2019, the total cash outflow related to the lease contract, including cash outflows due to short-term leases and leases of low-value asset leases, amounts to ~~W~~443,724 million and ~~W~~306,342 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and an 89.1MW level Fujeij wind power plant over a 20 year lease term. Also, the Group has provided fly-ash pipe conduit as finance leases with an average lease term of 7 years. In addition, the Group provides 30 energy storage system installation projects and 115 energy efficiency contracts as finance leases with a lease term of 1 to 10 years. Also, the Group entered into a PPA with the Comission Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

In millions of won	June 30, 2020			June 30, 2019
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Finance income on the net investment in the lease	~~W~~	30,843	61,689	20,755	41,182

(3)	Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Less than 1 year	~~W~~	179,924	173,093
1 ~ 2 years		158,767	150,895
2 ~ 3 years		156,231	150,596
3 ~ 4 years		153,032	149,364
4 ~ 5 years		150,384	145,964
More than 5 years		1,812,436	1,740,652

		2,610,774	2,510,564
Less: Unearned finance income		(1,388,784)	(1,331,723)

Net investment in the lease (*)	~~W~~	1,221,990	1,178,841

(*)	Net investment in the lease includes present value of unguaranteed residual value amounting to ~~W~~17,304 million as of June 30, 2020.

The implicit interest rate for a lease term is determined on the lease contract date. The average implicit interest rate of the finance lease contracts is from 3.5% up to 16.74% per year as of June 30, 2020. (prior year : 3.5%~16.48%)

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Beginning balance	~~W~~	862	1,133
Bad debt expense		—	—
Reversal of allowance for doubtful accounts		(226)	(271)

Ending balance	~~W~~	636	862

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Net defined benefit asset	~~W~~	—	(1,047)
Net defined benefit obligations		2,272,642	1,925,134
Other long-term employee benefit obligations		4,447	4,720

	~~W~~	2,277,089	1,928,807

(2)	Principal assumptions on actuarial valuation as of June 30, 2020 and December 31, 2019 are as follows:

	June 30, 2020	December 31, 2019
Discount rate	1.68% ~ 1.89%	1.92% ~ 2.05%
Weighted average future salary and benefit levels	4.25%	4.39%
Weighted average duration	13.24 years	13.23 years

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

25.	Employment Benefits, Continued

(3)	Details of expense relating to defined benefit plans for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

In millions of won	June 30, 2020			June 30, 2019
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Current service cost	~~W~~	120,529	235,098	102,443	202,145
Interest cost		20,376	39,834	20,544	40,300
Expected return on plan assets		(10,387)	(20,738)	(10,203)	(20,419)
Past service cost		—	(2,027)	—	—
Loss from settlement		—	—	(243)	(478)

	~~W~~	130,518	252,167	112,541	221,548

Expenses as described above are recognized in those items below in the financial statements.

In millions of won	June 30, 2020			June 30, 2019
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Cost of sales	~~W~~	93,610	183,676	83,365	164,840
Selling and administrative expenses		22,802	41,694	14,511	28,222
Others (Construction-in-progress and others)		14,106	26,797	14,665	28,486

	~~W~~	130,518	252,167	112,541	221,548

In addition, for the six-month periods ended June 30, 2020 and 2019, employee benefit obligations expenses of ~~W~~27,336 million and ~~W~~38,008 million, respectively, are recognized as cost of sales; and ~~W~~3,847 million and ~~W~~8,579 million, respectively, are recognized as selling and administrative expenses; and ~~W~~5,364 million and ~~W~~7,365 million, respectively, are recognized as construction-in-progress and others, relates to the Group’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Present value of defined benefit obligation from funded plans	~~W~~	4,384,192	4,035,400
Fair value of plan assets		(2,111,550)	(2,111,313)

Net liabilities incurred from defined benefit plans	~~W~~	2,272,642	1,924,087

(5)	Changes in the present value of defined benefit obligations for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Beginning balance	~~W~~	4,035,400	3,414,116
Current service cost		235,098	440,300
Interest cost (*)		39,834	83,619
Remeasurement component		135,655	(93,736)
Past service cost		(2,027)	301,442
Loss (profit) from settlement		—	(2,018)
Actual payments		(60,012)	(108,057)
Others		244	(266)

Ending balance	~~W~~	4,384,192	4,035,400

(*)	Corporate bond (AAA rated) yield at year-end is applied to measure the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Beginning balance	~~W~~	2,111,313	1,775,331
Expected return		20,738	41,597
Remeasurement component		1,688	(11,186)
Contributions by the employers		3,304	348,386
Actual payments		(25,493)	(42,815)

Ending balance	~~W~~	2,111,550	2,111,313

In addition, losses on accumulated remeasurement component amounted to ~~W~~204,983 million and ~~W~~117,779 million have been recognized as other comprehensive income or loss for the six-month period ended June 30, 2020 and for the year ended December 31, 2019, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Equity instruments	~~W~~	216,244	189,235
Debt instruments		608,589	648,265
Bank deposit		232,348	199,743
Others		1,054,369	1,074,070

	~~W~~	2,111,550	2,111,313

For the six-month period ended June 30, 2020 and for the year ended December 31, 2019, actual returns on plan assets amounted to ~~W~~22,426 million and ~~W~~30,411 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Actuarial gain from changes in financial assumptions	~~W~~	89,222	(2,916)
Experience adjustments, etc.		46,433	(90,820)
Expected return		(1,688)	11,186

	~~W~~	133,967	(82,550)

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

26.	Provisions

(1)	Provisions as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
	Current	Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~1,117,596	—	975,619	—

Litigation
Litigation provisions	35,588	56,454	39,177	49,221

Decommissioning cost
Nuclear plants	—	16,170,373	—	15,994,039
Spent fuel	473,351	880,010	401,741	953,539
Radioactive waste	79,537	1,806,954	77,053	1,811,029
PCBs	—	148,252	—	152,981
Other recovery provisions	—	29,778	—	10,773

Others
Power plant regional support program	166,900	—	140,133	—
Transmission regional support program	149,777	—	139,785	—
Provisions for financial guarantee	4	77,465	111	81,246
Provisions for RPS	50,180	—	2,889	—
Provisions for greenhouse gas emissions obligations	769,240	—	682,459	—
Others	122,262	16,872	145,754	13,220

	~~W~~2,964,435	19,186,158	2,604,721	19,066,048

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Beginning balance		Increase in provision	Payments	Reversals	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	975,619	563,484	(421,509)	—	2	1,117,596

Litigation
Litigation provisions		88,398	26,420	(21,353)	(18,648)	17,225	92,042

Decommissioning cost
Nuclear plants		15,994,039	195,230	(18,896)	—	—	16,170,373
Spent fuel		1,355,280	190,329	(192,248)	—	—	1,353,361
Radioactive waste		1,888,082	21,290	(22,881)	—	—	1,886,491
PCBs		152,981	1,508	(6,237)	—	—	148,252
Other recovery provisions		10,773	18,704	—	—	301	29,778

Others
Power plant regional support program		140,133	39,445	(20,307)	—	7,629	166,900
Transmission regional support program		139,785	106,823	(96,831)	—	—	149,777
Provisions for financial guarantee		81,357	6,038	—	(9,926)	—	77,469
Provisions for RPS		2,889	207,384	(160,093)	—	—	50,180
Provisions for greenhouse gas emissions obligations		682,459	88,331	—	(23,349)	21,799	769,240
Others		158,974	15,095	(34,603)	(2,845)	2,513	139,134

	~~W~~	21,670,769	1,480,081	(994,958)	(54,768)	49,469	22,150,593

In millions of won	December 31, 2019
	Beginning balance	Increase in provision	Payments	Reversals	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~976,347	900,033	(879,980)	(20,781)	—	975,619

Litigation
Litigation provisions	77,793	59,366	(17,236)	(31,525)	—	88,398

Decommissioning cost
Nuclear plants	13,388,134	2,639,562	(33,657)	—	—	15,994,039
Spent fuel	1,291,354	440,029	(376,103)	—	—	1,355,280
Radioactive waste	1,685,008	209,551	(6,787)	—	310	1,888,082
PCBs	147,668	14,251	(8,938)	—	—	152,981
Other recovery provisions	10,477	2,020	(2,033)	—	309	10,773

Others
Power plant regional support program	137,668	41,341	(48,390)	—	9,514	140,133
Transmission regional support program	151,698	169,616	(181,529)	—	—	139,785
Provisions for tax	6,845	—	—	(6,847)	2	—
Provisions for financial guarantee	15,586	83,910	(16,589)	(1,551)	1	81,357
Provisions for RPS	93,919	222,119	(313,149)	—	—	2,889
Provisions for greenhouse gas emissions obligations	136,187	724,002	(152,463)	(25,267)	—	682,459
Others	61,862	113,751	(16,217)	(833)	411	158,974

	~~W~~18,180,546	5,619,551	(2,053,071)	(86,804)	10,547	21,670,769

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

27.	Government Grants

(1)	Government grants as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Land	~~W~~	(23,464)	(21,817)
Buildings		(59,495)	(61,920)
Structures		(183,497)	(186,554)
Machinery		(150,084)	(158,907)
Vehicles		(1,319)	(2,275)
Equipment		(161)	(241)
Tools		(270)	(403)
Construction-in-progress		(77,426)	(61,211)
Investment properties		(11)	(13)
Software		(181)	(235)
Development expenditures		(5,852)	(1,492)
Intangible assets under development		(6,715)	(11,029)
Other intangible assets		(77)	(79)

	~~W~~	(508,552)	(506,176)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Beginning balance		Receipt	Acquisitions	Offset items with depreciation expense and others	Disposals	Others	Ending balance
Cash	~~W~~	—	(21,436)	—	—	—	21,436	—
Land		(21,817)	—	—	—	2	(1,649)	(23,464)
Buildings		(61,920)	—	—	2,570	—	(145)	(59,495)
Structures		(186,554)	—	—	4,748	1,048	(2,739)	(183,497)
Machinery		(158,907)	—	—	8,599	224	—	(150,084)
Vehicles		(2,275)	—	—	987	—	(31)	(1,319)
Equipment		(241)	—	—	87	—	(7)	(161)
Tools		(403)	—	—	134	—	(1)	(270)
Construction-in-progress		(61,211)	—	4,967	—	—	(21,182)	(77,426)
Investment properties		(13)	—	—	—	—	2	(11)
Software		(235)	—	—	54	—	—	(181)
Development expenditures		(1,492)	—	—	644	—	(5,004)	(5,852)
Intangible assets under development		(11,029)	—	—	—	—	4,314	(6,715)
Other intangible assets		(79)	—	—	2	—	—	(77)

	~~W~~	(506,176)	(21,436)	4,967	17,825	1,274	(5,006)	(508,552)

In millions of won	December 31, 2019
	Beginning balance		Receipt	Acquisitions	Offset items with depreciation expense and others	Disposals	Others	Ending balance
Cash	~~W~~	—	(21,705)	—	—	—	21,705	—
Land		(21,968)	—	—	—	151	—	(21,817)
Buildings		(63,189)	—	—	6,214	—	(4,945)	(61,920)
Structures		(190,854)	—	—	9,373	2,405	(7,478)	(186,554)
Machinery		(173,242)	—	—	17,993	635	(4,293)	(158,907)
Vehicles		(4,220)	—	—	2,170	5	(230)	(2,275)
Equipment		(418)	—	—	262	—	(85)	(241)
Tools		(675)	—	—	281	—	(9)	(403)
Construction-in-progress		(54,740)	—	12,338	—	—	(18,809)	(61,211)
Finance lease assets		(26)	—	—	—	—	26	—
Investment properties		(50)	—	—	1	—	36	(13)
Software		(420)	—	—	202	—	(17)	(235)
Development expenditures		(2,110)	—	—	833	—	(215)	(1,492)
Intangible assets under development		(10,564)	—	—	—	—	(465)	(11,029)
Other intangible assets		—	—	—	2	—	(81)	(79)

	~~W~~	(522,476)	(21,705)	12,338	37,331	3,196	(14,860)	(506,176)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

28.	Deferred Revenue

Deferred revenue related to the Group’s construction contracts for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Beginning balance	~~W~~	9,201,538	8,606,563
Increase during the period		540,429	1,199,783
Recognized as revenue during the period		(308,196)	(604,808)

Ending balance	~~W~~	9,433,771	9,201,538

29.	Non-financial Liabilities

Non-financial liabilities as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Advance received	~~W~~	3,984,221	343,027	3,825,240	192,863
Unearned revenue		31,266	6,376	30,988	6,589
Deferred revenue		604,970	8,828,801	590,928	8,610,610
Withholdings		340,581	10,879	160,977	10,901
Others		1,194,461	70,419	1,080,220	13,489

	~~W~~	6,155,499	9,259,502	5,688,353	8,834,452

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

30.	Contributed Capital

(1)	Details of shares issued as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won except share information
	June 30, 2020
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	December 31, 2019
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in number of issued capital stock for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

Number of shares	June 30, 2020	December 31, 2019
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020	December 31, 2019
Share premium	~~W~~ 843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		32,179,066	34,785,425
Retained earnings before appropriations		15,509,657	12,811,798

Retained earnings	~~W~~	49,293,633	49,202,133

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		26,361,617	28,967,976
Reserve for equalizing dividends		210,000	210,000

	~~W~~	32,179,066	34,785,425

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Beginning balance	~~W~~	49,202,133	51,519,119
Net profit (loss) for the period attributed to owner of the Group		189,191	(2,345,517)
Changes in equity method retained earnings		1,118	(6,789)
Remeasurement of defined benefit liability, net of tax		(98,606)	36,160
Transfer of gain (loss) on valuation of financial assets at fair value through other comprehensive income		—	(840)
Transactions between consolidated entities		(203)	—

Ending balance	~~W~~	49,293,633	49,202,133

(4)	Dividends paid for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

In millions of won	December 31, 2019
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(5)	Changes in retained earnings of investments in associates and joint ventures for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Beginning balance	~~W~~	(2,820)	3,969
Changes		1,118	(6,789)

Ending balance	~~W~~	(1,702)	(2,820)

(6)	Changes in remeasurement components related to defined benefit liability for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Beginning balance	~~W~~	(117,779)	(219,381)
Changes		(137,015)	76,395
Income tax effect		38,409	(40,235)
Transfer to reserve for business expansion		11,402	65,442

Ending balance	~~W~~	(204,983)	(117,779)

32.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interest) as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	June 30, 2020		December 31, 2019
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38	~~W~~	170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,090)

					~~W~~	398,910	398,910

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Group’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

33.	Other Components of Equity

(1)	Other components of equity as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Other capital surplus	~~W~~	1,224,915	1,226,364
Accumulated other comprehensive loss		(327,976)	(280,730)
Other equity		13,294,973	13,294,973

	~~W~~	14,191,912	14,240,607

(2)	Changes in other capital surplus for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020				December 31, 2019
	Gain on disposal of treasury stocks		Others	Subtotal	Gain on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	838,840	1,226,364	387,524	847,301	1,234,825
Issuance of share capital of subsidiaries and others		—	(544)	(544)	—	—	—
Others		—	(905)	(905)	—	(8,461)	(8,461)

Ending balance	~~W~~	387,524	837,391	1,224,915	387,524	838,840	1,226,364

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Financial asset at fair value through other comprehensive income (loss) valuation reserve		Shares in other comprehensive income (loss) of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for income (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(92,599)	142,896	(294,898)	(36,129)	(280,730)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(40,262)	—	—	—	(40,262)
Shares in other comprehensive income (loss) of associates and joint ventures, net of tax		—	(41,743)	—	—	(41,743)
Foreign currency translation of foreign operations, net of tax		—	—	(4,067)	—	(4,067)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	38,826	38,826

Ending balance	~~W~~	(132,861)	101,153	(298,965)	2,697	(327,976)

In millions of won	December 31, 2019
	Financial asset at fair value through other comprehensive income (loss) valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for income (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(81,708)	123,553	(350,245)	(50,170)	(358,570)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(10,891)	—	—	—	(10,891)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	19,343	—	—	19,343
Foreign currency translation of foreign operations, net of tax		—	—	55,347	—	55,347
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	14,041	14,041

Ending balance	~~W~~	(92,599)	142,896	(294,898)	(36,129)	(280,730)

(4)	Other equity as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

34.	Sales

Details of sales for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

In millions of won	June 30, 2020
	Domestic			Overseas		Total
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
[Type of goods and services]
Sales of goods	~~W~~	12,468,447	27,018,682	91,207	153,816	12,559,654	27,172,498
Electricity		12,295,584	26,599,967	—	—	12,295,584	26,599,967
Heat supply		31,807	136,675	—	—	31,807	136,675
Others		141,056	282,040	91,207	153,816	232,263	435,856
Sales related to rendering of services		44,571	96,804	48,792	116,784	93,363	213,588
Sales related to construction services		42,735	70,741	221,222	400,637	263,957	471,378
Revenue related to transfer of assets from customers		155,559	308,196	—	—	155,559	308,196

	~~W~~	12,711,312	27,494,423	361,221	671,237	13,072,533	28,165,660

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	12,468,447	27,018,682	91,207	153,816	12,559,654	27,172,498
Performance obligations satisfied over time		242,865	475,741	270,014	517,421	512,879	993,162

	~~W~~	12,711,312	27,494,423	361,221	671,237	13,072,533	28,165,660

In millions of won	June 30, 2019
	Domestic			Overseas		Total
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
[Type of goods and services]
Sales of goods	~~W~~	12,486,388	27,163,089	65,480	142,791	12,551,869	27,305,880
Electricity		12,384,623	26,822,148	—	—	12,384,623	26,822,148
Heat supply		22,376	154,974	—	—	22,376	154,974
Others		79,389	185,967	65,480	142,791	144,870	328,758
Sales related to rendering of services		38,656	90,414	46,882	90,003	85,538	180,417
Sales related to construction services		31,511	49,028	256,151	494,687	287,661	543,715
Revenue related to transfer of assets from customers		145,906	289,366	—	—	145,906	289,366

	~~W~~	12,702,461	27,591,897	368,513	727,481	13,070,974	28,319,378

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	12,486,388	27,163,089	65,480	142,791	12,551,869	27,305,880
Performance obligations satisfied over time		216,073	428,808	303,033	584,690	519,105	1,013,498

	~~W~~	12,702,461	27,591,897	368,513	727,481	13,070,974	28,319,378

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

In millions of won	June 30, 2020			June 30, 2019
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Salaries	~~W~~	318,683	514,778	194,997	391,652
Retirement benefit expense		26,396	45,541	19,598	36,801
Welfare and benefit expense		38,008	66,136	31,378	59,068
Insurance expense		3,743	6,323	3,604	6,623
Depreciation		53,796	106,921	56,988	116,043
Amortization of intangible assets		18,376	35,697	26,434	40,398
Bad debt expense (reversal)		489	18,966	10,772	15,724
Commission		91,316	199,732	161,884	341,851
Advertising expense		6,952	12,361	6,894	13,777
Training expense		1,065	2,048	1,728	3,281
Vehicle maintenance expense		2,074	4,171	1,591	4,457
Publishing expense		687	1,524	32	1,471
Business promotion expense		936	1,770	722	1,493
Rent expense		7,635	13,221	7,277	14,159
Telecommunication expense		2,243	4,438	2,092	4,357
Transportation expense		232	660	242	453
Taxes and dues		50,183	57,331	37,060	41,076
Expendable supplies expense		1,957	3,897	1,454	3,207
Water, light and heating expense		2,452	6,931	2,113	6,568
Repairs and maintenance expense		16,801	30,414	16,386	29,117
Ordinary development expense		34,174	76,143	37,553	78,583
Travel expense		2,529	5,987	4,037	8,546
Clothing expense		2,585	3,281	1,693	2,136
Survey and analysis expense		191	379	212	429
Membership fee		435	976	312	746
Others		29,624	59,734	30,222	61,635

	~~W~~	713,562	1,279,360	657,275	1,283,651

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

36.	Other Non-operating Income and Expense

(1)	Other non-operating income for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

In millions of won	June 30, 2020			June 30, 2019
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Reversal of other provisions	~~W~~	18,322	19,892	—	2,186
Reversal of other allowance for doubtful accounts		2,441	2,465	960	960
Gains on government grants		58	129	67	139
Gains on assets contributed		12,047	22,484	2,707	2,771
Gains on liabilities exempted		384	1,214	616	719
Compensation and reparations revenue		20,902	40,397	19,822	38,664
Revenue from research contracts		—	682	1,427	2,577
Rental income		49,586	96,453	47,069	94,051
Others		7,268	13,816	22,786	29,090

	~~W~~	111,008	197,532	95,454	171,157

(2)	Other non-operating expense for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

In millions of won	June 30, 2020			June 30, 2019
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Compensation and reparations expenses	~~W~~	8,465	8,778	77	77
Accretion expenses of other provisions		58	114	5,225	383
Depreciation expenses on investment properties		364	735	4,047	4,291
Depreciation expenses on idle assets		1,638	3,276	1,636	3,272
Other bad debt expense		7,152	7,187	4,849	5,696
Donations		78,051	89,195	15,578	27,563
Others		4,321	7,376	4,383	9,856

	~~W~~	100,049	116,661	35,795	51,138

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

In millions of won	June 30, 2020			June 30, 2019
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Other gains
Gains on disposal of property, plant and equipment	~~W~~	—	56,163	20,353	29,187
Gains on disposal of intangible assets		1,556	1,556	—	97
Reversal of impairment losses on property, plant and equipment		6,737	6,737	—	—
Gains on foreign currency translation		4,853	16,872	13,907	10,955
Gains on foreign currency transactions		15,323	23,152	10,866	17,166
Gains on insurance proceeds		5,665	5,665	—	13
Others		112,712	173,955	43,890	110,235

Other losses

Losses on disposal of property, plant and equipment		(17,084)	(19,253)	(12,755)	(26,747)
Losses on impairment of property, plant and equipment		(9,162)	(9,162)	(27,406)	(29,685)
Losses on impairment of intangible assets		(3,505)	(3,505)	(61,696)	(61,696)
Losses on foreign currency translation		(3,080)	(11,661)	—	(51,468)
Losses on foreign currency transactions		(9,526)	(31,626)	(19,055)	(28,915)
Others		(14,919)	(57,385)	(26,496)	(37,818)

	~~W~~	89,570	151,508	(58,392)	(68,676)

38.	Finance Income

Finance income for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

In millions of won	June 30, 2020			June 30, 2019
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Interest income	~~W~~	64,069	130,576	63,275	124,579
Dividends income		4,044	4,085	2,427	3,740
Gains on disposal of financial assets		3,825	3,826	114	964
Gains on valuation of financial assets at fair value through profit or loss		3,875	10,100	3,830	8,391
Gains on valuation of derivatives		—	413,664	181,570	346,113
Gains on transaction of derivatives		67,369	107,266	30,425	65,569
Gains on foreign currency translation		264,319	116,799	57,044	86,337
Gains on foreign currency transactions		3,540	8,068	9,665	13,832
Other finance income		139	287	—	—

	~~W~~	411,180	794,671	348,350	649,525

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

39.	Finance Expenses

Finance expenses for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

In millions of won	June 30, 2020			June 30, 2019
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Interest expense	~~W~~	504,490	1,020,873	513,152	1,016,529
Losses on sale of financial assets		318	365	203	261
Losses on valuation of financial assets at fair value through profit or loss		860	1,085	—	296
Losses on valuation of derivatives		106,766	43,436	25,964	34,930
Losses on transaction of derivatives		12,473	24,455	7,145	16,807
Losses on foreign currency translation		—	537,000	264,971	434,778
Losses on foreign currency transactions		58,681	62,548	4,224	8,748
Losses on repayment of financial liabilities		30	30	—	—
Others		842	1,430	933	2,619

	~~W~~	684,460	1,691,222	816,592	1,514,968

Capitalization rates for the six-month periods ended June 30, 2020 and 2019 are 2.41%~4.00% and 1.60%~3.85% respectively.

40.	Income Taxes

Income tax expense (benefit) is calculated by adjusting adjustments recognized in the current period, changes in deferred tax assets and liabilities resulting from temporary differences, and income tax expense related to items recognized as other than profit or loss. The average effective tax rate for the current period is 29.29%, and for the previous period, the Group did not calculate the average effective tax rate, because income tax benefit occurred for the period.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

41.	Assets Held-for-Sale

Assets held-for-sale as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Land	~~W~~	23,002	23,002
Buildings		—	193
Investment stocks (*1, 2)		289	4,921

	~~W~~	23,291	28,116

(*1)

Ulleungdo Natural Energy Co., Ltd. was in the process of liquidating its business as of June 30, 2020 after the distribution of residual assets, and has been reclassified to assets held-for-sale, during the year ended December 31, 2019.

(*2)	Garolim Tidal Power Plant Co., Ltd. was in the process of liquidating its business as of June 30, 2020 and has been reclassified to assets held-for-sale, during the year ended December 31, 2019.

42.	Expenses Classified by Nature

Expenses classified by nature for the six-month periods ended June 30, 2020 and 2019 are as follows:

In millions of won	June 30, 2020
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	6,884,401	6,884,401
Salaries		514,778	2,033,503	2,548,281
Retirement benefit expense		45,541	211,012	256,553
Welfare and benefit expense		66,136	235,490	301,626
Insurance expense		6,323	46,967	53,290
Depreciation		106,921	5,534,870	5,641,791
Amortization of intangible assets		35,697	41,913	77,610
Bad debt expense		18,966	—	18,966
Commission		199,732	155,890	355,622
Advertising expense		12,361	3,179	15,540
Training expense		2,048	4,306	6,354
Vehicle maintenance expense		4,171	3,512	7,683
Publishing expense		1,524	1,482	3,006
Business promotion expense		1,770	1,818	3,588
Rent expense		13,221	82,596	95,817
Telecommunication expense		4,438	5,087	9,525
Transportation expense		660	2,498	3,158
Taxes and dues		57,331	278,455	335,786
Expendable supplies expense		3,897	20,765	24,662
Water, light and heating expense		6,931	15,483	22,414
Repairs and maintenance expense		30,414	1,119,904	1,150,318
Ordinary development expense		76,143	223,228	299,371
Travel expense		5,987	31,709	37,696
Clothing expense		3,281	3,393	6,674
Survey and analysis expense		379	1,491	1,870
Membership fee		976	6,726	7,702
Power purchase		—	8,295,057	8,295,057
Others		59,734	821,201	880,935

	~~W~~	1,279,360	26,065,936	27,345,296

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for the six-month periods ended June 30, 2020 and 2019 are as follows, continued:

In millions of won	June 30, 2019
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	8,304,989	8,304,989
Salaries		391,652	1,816,355	2,208,007
Retirement benefit expense		36,801	202,848	239,649
Welfare and benefit expense		59,068	208,297	267,365
Insurance expense		6,623	47,255	53,878
Depreciation		116,043	5,184,017	5,300,060
Amortization of intangible assets		40,398	41,997	82,395
Bad debt expense		15,724	—	15,724
Commission		341,851	174,776	516,627
Advertising expense		13,777	4,044	17,821
Training expense		3,281	6,003	9,284
Vehicle maintenance expense		4,457	3,606	8,063
Publishing expense		1,471	1,415	2,886
Business promotion expense		1,493	2,001	3,494
Rent expense		14,159	89,584	103,743
Telecommunication expense		4,357	4,170	8,527
Transportation expense		453	2,243	2,696
Taxes and dues		41,076	268,046	309,122
Expendable supplies expense		3,207	14,487	17,694
Water, light and heating expense		6,568	17,213	23,781
Repairs and maintenance expense		29,117	932,408	961,525
Ordinary development expense		78,583	232,505	311,088
Travel expense		8,546	33,900	42,446
Clothing expense		2,136	2,955	5,091
Survey and analysis expense		429	1,745	2,174
Membership fee		746	11,333	12,079
Power purchase		—	9,474,179	9,474,179
Others		61,635	881,895	943,530

	~~W~~	1,283,651	27,964,266	29,247,917

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

43.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

In won	June 30, 2020			June 30, 2019
Type	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Basic earnings (loss) per share	~~W~~	259	295	(697)	(1,924)

(2)

Net profit (loss) for the period and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

In millions of won except number of shares	June 30, 2020			June 30, 2019
Type	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Net profit (loss) attributable to controlling interest	~~W~~	166,212	189,191	(447,546)	(1,235,344)
Profit (loss) used in the calculation of total basic earnings per share		166,212	189,191	(447,546)	(1,235,344)
Weighted average number of common shares		641,964,077	641,964,077	641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

In number of shares	June 30, 2020		June 30, 2019
Type	Three- Month period ended	Six- month period ended	Three- month period ended	Six- month period ended
The number of common shares issued at beginning of the year	641,964,077	641,964,077	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077	641,964,077	641,964,077

(4)	There are no potential dilutive instruments and diluted earnings (loss) per share are same as basic earnings (loss) per share for the three and six-month periods ended June 30, 2020 and 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

44.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Total borrowings and debt securities	~~W~~	70,709,103	67,876,541
Cash and cash equivalents		1,747,240	1,810,129

Net borrowings and debt securities		68,961,863	66,066,412

Total shareholder’s equity	~~W~~	68,960,031	68,889,649

Debt to equity ratio		100.00%	95.90%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counterparty will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020		December 31, 2019
Cash and cash equivalents	~~W~~	1,747,240	1,810,129
Financial assets at fair value through profit or loss		1,276,294	747,261
Derivative assets (trading)		421,279	165,204
Financial assets at amortized cost		14,673	13,609
Loans		772,777	738,707
Long-term/short-term financial instruments		2,469,988	1,960,227
Derivative assets (applying hedge accounting)		288,991	145,829
Trade and other receivables		8,964,070	9,703,749
Financial guarantee contracts (*)		3,194,466	3,338,566

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease movements in the actuarial valuation assumptions as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won		June 30, 2020			December 31, 2019
Type	Accounts	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	491,880	(428,832)	442,748	(386,147)
Discount rate	Increase (decrease) in defined benefit obligation		(428,217)	505,402	(402,099)	475,765

Changes of employee benefits assuming a 1%p increase and decrease movements in discount rate on plan asset for the six-month periods ended June 30, 2020 and 2019 are ~~W~~10,461 million and ~~W~~8,864 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

②	Provisions

Changes in provisions due to movements in underlying assumptions as of June 30, 2020 and December 31, 2019 are as follows:

Type	Accounts	June 30, 2020	December 31, 2019
PCBs	Inflation rate	1.09%	1.09%
	Discount rate	1.97%	1.97%
Nuclear plants	Inflation rate	1.10%	1.10%
	Discount rate	2.43%	2.43%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease movements in the underlying assumptions as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won		June 30, 2020			December 31, 2019
Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease
Discount rate	PCBs	~~W~~	(454)	456	(527)	530
	Nuclear plants		(312,226)	321,666	(316,184)	325,828
	Spent fuel		(51,534)	53,545	(51,607)	53,621
Inflation rate	PCBs		460	(459)	534	(532)
	Nuclear plants		350,258	(340,239)	346,082	(336,182)
	Spent fuel		54,319	(52,350)	54,396	(52,424)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgement affected by uncertainties in underlying assumptions

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of June 30, 2020 and December 31, 2019 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
AED	31,867	57,403	15,510	40,061
AUD	141	143	623,411	1,036,785
BDT	89,186	85,547	305	635
BWP	986	1,437	251	—
CAD	216	86	41	3,112
CHF	—	—	500,741	500,753
CNY	—	—	26,140	26,140
CZK	—	—	2,201	243
EUR	674	208	42,017	111,199
GBP	—	—	58	191
HKD	—	—	1,651,488	1,648,815
IDR	155,780	376,136	5,989	219,801
INR	1,228,275	1,244,170	388,316	210,232
JOD	2,035	1,516	8	147
JPY	242,897	109,970	1,016,386	314,402
KZT	319	319	319	—
MGA	6,009,106	3,858,201	111,842	133,403
MMK	73,195	29,651	25,208	—
PHP	271,982	175,210	135,817	130,073
PKR	416,130	354,361	7,099	4,366
SAR	2,252	2,653	1,011	480
SEK	—	—	449,104	449,072
USD	1,464,874	1,227,054	10,857,516	9,963,928
UYU	129,615	58,781	5,989	8,213
VND	512,551	418,998	—	1,375
ZAR	239	450	4	6

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020			December 31, 2019
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,300,055)	1,300,055	(1,197,530)	1,197,530
Increase (decrease) of shareholder’s equity (*)		(1,300,055)	1,300,055	(1,197,530)	1,197,530

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of June 30, 2020 and December 31, 2019. To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into cross-currency swap agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1p% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won
Type	June 30, 2020		December 31, 2019
Short-term borrowings	~~W~~	98,796	—
Long-term borrowings		2,249,832	2,273,579
Debt securities		247,536	243,102

	~~W~~	2,596,164	2,516,681

A sensitivity analysis on the Group’s long-term borrowings and debt securities assuming a 1%p increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020			December 31, 2019
Type	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Increase (decrease) of profit before income tax	~~W~~	(12,981)	12,981	(25,167)	25,167
Increase (decrease) of shareholder’s equity (*)		(12,981)	12,981	(25,167)	25,167

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Group enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings. These sensitivity analyses above are conducted without consideration of hedge effect of related derivatives.

③	Electricity rates risk

The Group is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for the six-month periods ended June 30, 2020 and 2019 are as follows:

In millions of won	June 30, 2020			June 30, 2019
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	266,000	(266,000)	268,221	(268,221)
Increase (decrease) of shareholder’s equity (*)		266,000	(266,000)	268,221	(268,221)

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

In millions of won	June 30, 2020
Type	Less than 1 year		1 ~ 2 Years	2 ~ 5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	9,100,225	10,793,573	26,072,711	32,433,684	78,400,193
Lease liabilities		688,213	611,088	1,735,205	2,635,507	5,670,013
Trade and other payables		5,062,153	371,999	863,234	1,412,769	7,710,155
Financial guarantee contracts (*)		1,010,681	35,221	21,791	2,126,772	3,194,465

	~~W~~	15,861,272	11,811,881	28,692,941	38,608,732	94,974,826

In millions of won	December 31, 2019
Type	Less than 1 year		1 ~ 2 Years	2 ~ 5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	10,660,737	10,997,510	27,881,873	30,859,669	80,399,789
Lease liabilities		686,445	617,449	1,717,434	2,735,681	5,757,009
Trade and other payables		6,014,054	382,809	971,469	1,176,697	8,545,029
Financial guarantee contracts (*)		937,091	302,186	32,314	2,066,975	3,338,566

	~~W~~	18,298,327	12,299,954	30,603,090	36,839,022	98,040,393

(*)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of June 30, 2020 and December 31, 2019 are ~~W~~77,469 million and ~~W~~81,357 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

The following table shows the details of maturities of non-derivative financial liabilities as of June 30, 2020 and December 31, 2019. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

The expected maturities for non-derivative financial assets as of June 30, 2020 and December 31, 2019 in detail are as follows:

In millions of won	June 30, 2020
Type	Less than 1 year		1 ~ 5 Years	More than 5 years	Others (*)	Total
Cash and cash equivalents	~~W~~	1,747,240	—	—	—	1,747,240
Financial assets at fair value through other comprehensive income		—	—	—	322,158	322,158
Financial assets at amortized cost		13,354	31	1,288	—	14,673
Loans		71,251	308,835	426,226	—	806,312
Long-term/short-term financial instruments		1,954,619	212,729	354	302,286	2,469,988
Financial assets at fair value through profit or loss		700,808	—	6,800	626,420	1,334,028
Trade and other receivables		6,934,968	912,938	1,000,931	121,282	8,970,119

	~~W~~	11,422,240	1,434,533	1,435,599	1,372,146	15,664,518

In millions of won	December 31, 2019
Type	Less than 1 year		1 ~ 5 Years	More than 5 years	Others (*)	Total
Cash and cash equivalents	~~W~~	1,810,129	—	—	—	1,810,129
Financial assets at fair value through other comprehensive income		—	—	—	379,170	379,170
Financial assets at amortized cost		12,302	1,307	—	—	13,609
Loans		64,081	346,583	336,502	27,606	774,772
Long-term/short-term financial instruments		1,351,971	269,863	—	338,393	1,960,227
Financial assets at fair value through profit or loss		131,385	79	—	615,797	747,261
Trade and other receivables		7,703,746	980,951	818,431	207,979	9,711,107

	~~W~~	11,073,614	1,598,783	1,154,933	1,568,945	15,396,275

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods from reporting date to maturity date of contract as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020
Type	Less than 1 year		1 ~ 2 Years	2 ~ 5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading		(22,117)	(10,456)	(10,426)	(16,505)	(59,504)
- Hedging		(57,536)	(4,283)	(8,683)	(40,104)	(110,606)

	~~W~~	(79,653)	(14,739)	(19,109)	(56,609)	(170,110)

In millions of won	December 31, 2019
Type	Less than 1 year		1 ~ 2 Years	2 ~ 5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	(3,017)	—	—	—	(3,017)
Gross settlement
- Trading		(15,011)	(8,295)	(39,654)	4,235	(58,725)
- Hedging		(59,846)	(21,466)	(1,914)	(33,588)	(116,814)

	~~W~~	(77,874)	(29,761)	(41,568)	(29,353)	(178,556)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e. FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arms-length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

In the case of trade receivables and payables, the Group considers the carrying value net of impairment as fair value. For disclosure purposes, the fair value of financial liabilities is estimated by discounting financial instruments with similar contractual cash flows based on the effective interest method.

(i)	Fair value and book value of financial assets and liabilities as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020			December 31, 2019
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	322,158	322,158	379,170	379,170
Derivative assets (trading)		421,279	421,279	165,204	165,204
Derivative assets (applying hedge accounting)		288,991	288,991	145,829	145,829
Financial assets at fair value through profit or loss		1,334,028	1,334,028	747,261	747,261

	~~W~~	2,366,456	2,366,456	1,437,464	1,437,464

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	14,673	14,673	13,609	13,609
Loans and receivables		772,777	772,777	738,707	738,707
Trade and other receivables		8,964,070	8,964,070	9,703,749	9,703,749
Long-term financial instruments		515,369	515,369	608,256	608,256
Short-term financial instruments		1,954,619	1,954,619	1,351,971	1,351,971
Cash and cash equivalents		1,747,240	1,747,240	1,810,129	1,810,129

	~~W~~	13,968,748	13,968,748	14,226,421	14,226,421

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	58,898	58,898	53,147	53,147
Derivative liabilities (applying hedge accounting)		110,607	110,607	116,813	116,813

	~~W~~	169,505	169,505	169,960	169,960

Liabilities carried at amortized cost
Secured borrowings	~~W~~	66,965	66,965	227,135	227,135
Unsecured bond		65,761,494	69,850,086	63,171,664	66,917,421
Lease liabilities		5,046,472	5,046,472	5,070,133	5,070,133
Unsecured borrowings		4,880,644	4,893,884	4,104,523	4,113,955
Trade and other payables (*)		7,710,154	7,710,154	8,545,029	8,545,029
Bank overdraft		—	—	373,219	373,219

	~~W~~	83,465,729	87,567,561	81,491,703	85,246,892

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates applied to discount estimated cash flows were determined by adding a credit spread to the government yield as of the end of the reporting period.

The discount rate used for calculating fair value as of June 30, 2020 and December 31, 2019 are as follows:

Type	June 30, 2020	December 31, 2019
Derivatives	(-)0.64% ~ 4.16%	0.01% ~ 4.16%
Borrowings and debt securities	0.06% ~ 4.75%	0.17% ~ 3.90%
Leases	0.70% ~ 16.74%	1.38% ~ 10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy levels as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	141,822	—	180,336	322,158
Derivative assets		—	707,636	2,634	710,270
Financial assets at fair value through profit or loss		—	1,328,568	5,460	1,334,028

	~~W~~	141,822	2,036,204	188,430	2,366,456

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	169,505	—	169,505

In millions of won	December 31, 2019
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	201,202	—	177,968	379,170
Derivative assets		—	308,399	2,634	311,033
Financial assets at fair value through profit or loss		—	742,105	5,156	747,261

	~~W~~	201,202	1,050,504	185,758	1,437,464

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	169,960	—	169,960

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

The fair value of financial assets (FVTPL and FVOCI) publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted financial assets (FVTPL and FVOCI) is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

Changes of financial assets and liabilities which are classified as level 3 for the six-month period ended June 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	June 30, 2020
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,156	359	—	391	(446)	—	5,460
Financial assets at fair value through other comprehensive income Unlisted securities		177,968	2,900	—	(163)	(1)	(368)	180,336

In millions of won	December 31, 2019
	Beginning balance		Effect of change in accounting policy	Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,052	—	40	—	64	—	—	5,156
Financial assets at fair value through other comprehensive income Unlisted securities		189,439	—	1,876	—	3,715	(19,315)	2,253	177,968

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

45.	Service Concession Arrangements

(1)	Gas Complex - Thermal Power Plant at Ilijan, Philippines (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Group can collect the electricity rates which are composed of fixed costs and variable costs during the concession period from 2002 to 2022 after building, rehabilitating, and operating the power plant.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Group has an obligation to transfer its ownership of the power plant to NPC.

(iii)	The Group’s expected future collections of service concession arrangements as of June 30, 2020 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	125,418
1 ~ 2 years		114,967

	~~W~~	240,385

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Group has the rights to use, own and operate the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	The Group’s expected future collections of service concession arrangements as of June 30, 2020 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	29,909
1 ~ 2 years		29,942
2 ~ 3 years		29,976
Over 3 years		591,617

	~~W~~	681,444

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

46.	Related Parties

(1) Related	parties of the Group as of June 30, 2020 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (123 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte., Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., KOSEP USA, Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Whitefield, LLC, EWP Renewable Corporation, EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., VI Carbon Professional Private Special Asset Investment Trust 1, Chitose Solar Power Plant LLC., Solar School Plant Co., Ltd., KEPCO Energy Solution Co., Ltd., KOSPO Power Services Limitada, KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, KEPCO Solar of Alamosa, LLC, KEPCO-LG CNS Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO-LG CNS Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., KEPCO Mangilao America LLC, Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, TS Energy No. 25 Co., Ltd., KEPCO E&C Service Co., Ltd., KPS Partners Co., Ltd.

Associates (74 associates)

Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Taebaek Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT. Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Korea Electric Vehicle Charging Service, Korea Nuclear Partners Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., YaksuESS Co., Ltd., PND solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric. Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., Structure test network Co., Ltd., Namjeongsusang Solar Power Operation Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., KPGE Inc., Gwangbaek Solar Power Investment Co., Ltd., Goduk Clean Energy Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd.,

Jeju SolarOne Co., Ltd., Energy Innovation Growth Fund 1

Joint ventures (71 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company P.J.S.C., Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty., Ltd., Chile Solar JV SpA, Taebaek Gadeoksan Wind Power Co., Ltd., Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., HORUS SOLAR, S.A. DE C.V., RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V., SUNMEX RENOVABLES, S.A. DE C.V., Stavro Holding II AB, Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Solaseado Solar Power Co., Ltd., Sam-Yang Photovoltaic Power Co., Ltd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, Pulau Indah Power Plant Sdn. Bhd.

Others (3 others)	Korea Development Bank, Ulleungdo Natural Energy Co., Ltd., Garolim Tidal Power Plant Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

46.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in the notes.

(3)	Related party transactions for the six-month periods ended June 30, 2020 and 2019 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	June 30, 2020		June 30, 2019
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	50,712	71,793
GS Donghae Power Co., Ltd.	Electricity sales		16,120	13,057
Dongducheon Dream Power Co., Ltd.	Electricity sales		4,262	3,045
S-Power Co., Ltd.	Service		3,305	3,388
Hyundai Green Power Co., Ltd.	Design service		11,632	11,436
Korea Electric Power Industrial Development Co., Ltd.	Service		6,474	5,867
Daeryun Power Co., Ltd.	Electricity sales		978	973
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		12,174	10,178
Korea Power Exchange	Service		13,750	3,459
Cheongna Energy Co., Ltd.	Service		4,347	7,011
Gangwon Wind Power Co., Ltd.	Electricity sales		2,045	2,329
Noeul Green Energy Co., Ltd.	Electricity sales		15	15
Gosung Green Power Co., Ltd.	Electricity sales		10,313	4,306
Busan Green Energy Co., Ltd.	Electricity sales		9	9
Samcheok Eco Materials Co., Ltd.	Electricity sales		362	288
Others (Taebaek Wind Power Co., Ltd. and 20 others)	Electricity sales		26,798	15,029

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		1,328	807
Daegu Green Power Co., Ltd.	Electricity sales		715	529
KAPES, Inc.	Commission		185	227
Rabigh Electricity Company	Service		576	12,219
Nawah Energy Company P.J.S.C.	Service		66,901	47,764
KEPCO SPC Power Corporation	Others		16,879	19,397
Seokmun Energy Co., Ltd.	Service		1,255	584
Amman Asia Electric Power Company	Others		8,606	8,712
Kelar S.A.	Service		1,919	2,007
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		963	866
Yeonggwang Wind Power Co., Ltd.	Electricity sales		461	75
Others (Honam Wind Power Co., Ltd. and 24 others)	Electricity sales		392,026	23,046

<Others>
Korea Development Bank	Electricity sales		1,770	1,880
	Interest income		2,961	816

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the six-month periods ended June 30, 2020 and 2019 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	June 30, 2020		June 30, 2019
<Associates>
Korea Gas Corporation	Fuel purchase	~~W~~	1,806,750	2,173,304
GS Donghae Power Co., Ltd.	Electricity purchase		325,469	370,440
Dongducheon Dream Power Co., Ltd.	Electricity purchase		242,996	344,850
S-Power Co., Ltd.	Service		208,163	280,002
Hyundai Green Power Co., Ltd.	Design service		219,728	226,596
Korea Electric Power Industrial Development Co., Ltd.	Service		115,561	129,167
Daeryun Power Co., Ltd.	Electricity purchase		44,222	63,673
Shin Pyeongtaek Power Co., Ltd.	Electricity purchase		302,787	21
Korea Power Exchange	Service		44,372	68,748
Cheongna Energy Co., Ltd.	Service		67	58,747
Gangwon Wind Power Co., Ltd.	Electricity purchase		11,859	13,737
Noeul Green Energy Co., Ltd.	Electricity purchase		6,172	6,960
Busan Green Energy Co., Ltd.	Electricity purchase		10,918	9,566
Samcheok Eco Materials Co., Ltd.	Electricity purchase		4,793	3,889
Others (Taebaek Wind Power Co., Ltd. and 20 others)	Electricity purchase		32,058	23,473

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity purchase		126,069	172,257
Daegu Green Power Co., Ltd.	Electricity purchase		114,980	162,207
KAPES, Inc.	Commission		145,011	59,062
Seokmun Energy Co., Ltd.	Service		21,274	14,650
Amman Asia Electric Power Company	Others		102	—
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		2,931	5,039
Yeonggwang Wind Power Co., Ltd.	Electricity purchase		6,397	13,660
Others (Honam Wind Power Co., Ltd. and 24 others)	Electricity purchase		24,896	8,388

<Others>
Korea Development Bank	Interest expense		4,974	2,053
	Dividends paid		—	7

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2020		December 31, 2019	June 30, 2020	December 31, 2019
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	6,921	9,267	—	—
	Non-trade receivables and others		163	38	—	—
	Trade payables		—	—	275,498	462,138
	Non-trade payables and others		—	—	378	560
Dongducheon Dream Power Co., Ltd.	Trade receivables		381	323	—	—
	Non-trade receivables and others		213	267	—	—
	Trade payables		—	—	39,826	85,920
	Non-trade payables and others		—	—	—	12
Goseong Green Power Co., Ltd.	Trade receivables		1,148	103	—	—
	Non-trade receivables and others		—	5,285	—	—
	Non-trade payables and others		—	—	65,823	65,626
GS Donghae Electric power Co., Ltd.	Trade receivables		461	175	—	—
	Non-trade receivables and others		257	367	—	—
	Trade payables		—	—	42,943	69,811
	Non-trade payables and others		—	—	24	16
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,344	1,014	—	—
	Non-trade receivables and others		2,507	2,281	—	—
	Trade payables		—	—	37,160	64,696
	Non-trade payables and others		—	—	243	61
S-Power Co., Ltd.	Trade receivables		171	89	—	—
	Non-trade receivables and others		46	43	—	—
	Trade payables		—	—	27,063	53,705
Hyundai Green Power Co., Ltd.	Trade receivables		884	502	—	—
	Trade payables		—	—	47,670	41,587
Hyundai Energy Co., Ltd.	Trade receivables		109	128	—	—
	Non-trade receivables and others		10,400	12,532	—	—
	Trade payables		—	—	58	175
	Non-trade payables and others		—	—	9,519	9,178
Daeryun Power Co., Ltd.	Trade receivables		183	144	—	—
	Trade payables		—	—	4,831	19,843
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		731	243	—	—
	Non-trade receivables and others		17	43	—	—
	Trade payables		—	—	2,272	3,756
	Non-trade payables and others		—	—	10,633	3,827
Korea Power Exchange	Trade receivables		2,510	1,142	—	—
	Non-trade receivables and others		41	144	—	—
	Non-trade payables and others		—	—	3,558	4,160
Others (Gangwon Wind Power Co., Ltd. and 30 others)	Trade receivables		1,296	1,536	—	—
	Non-trade receivables and others		3,895	6,191	—	—
	Trade payables		—	—	3,157	4,568
	Non-trade payables and others		—	—	3,902	2,983

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2020 and December 31, 2019 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2020		December 31, 2019	June 30, 2020	December 31, 2019
<Joint ventures>
KAPES, Inc.	Trade receivables	~~W~~	1	1	—	—
	Non-trade receivables and others		86	—	—	—
	Non-trade payables and others		—	—	16,195	50,738
Nawah Energy Company P.J.S.C.	Trade receivables		71,443	43,312	—	—
	Non-trade receivables and others		587	47	—	—
Daegu Green Power Co., Ltd.	Trade receivables		156	113	—	—
	Non-trade receivables and others		16	1	—	—
	Trade payables		—	—	13,695	28,980
Chun-cheon Energy Co., Ltd.	Trade receivables		143	260	—	—
	Non-trade receivables and others		165	5,362	—	—
	Trade payables		—	—	17,080	23,438
Amman Asia Electric Power Company	Non-trade payables and others		—	—	19,355	19,096
Kelar S.A.	Trade receivables		—	1,902	—	—
	Non-trade receivables and others		9,880	7,632	—	—
Jamaica Public Service Company Limited	Trade receivables		1,914	6,476	—	—
	Non-trade payables and others		—	—	—	57
Others (Seokmun Energy Co., Ltd. and 18 others)	Trade receivables		5,771	258	—	—
	Non-trade receivables and others		74,180	8,606	—	—
	Trade payables		—	—	9,929	1,166
	Non-trade payables and others		—	—	9,782	79,369

<Others>
Korea Development Bank	Accrued interest income		284	1,630	—	—
	Non-trade receivables and others		404,974	146,416	—	—
	Non-trade payables and others		—	—	241	152
	Derivatives		70,469	41,368	1,189	6,531

(5)	Loans and others arising from related party transactions as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	28,676	54	—	981	29,711
	(Allowance for doubtful accounts)		(7,325)	—	—	(1,325)	(8,650)
Associates	PT. Cirebon Electric Power		578	—	(609)	31	—
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		20,955	—	—	776	21,731
Associates	PT. Wampu Electric Power		16,502	—	—	1,217	17,719
Associates	Gunsan Bio Energy Co., Ltd.		12,396	—	—	—	12,396
	(Allowance for doubtful accounts)		(10,128)	—	—	—	(10,128)
Associates	Hyundai Energy Co., Ltd.		2,465	—	(2,465)	—	—
	(Allowance for doubtful accounts)		(2,465)	—	2,465	—	—
Associates	Bigeum Resident Photovoltaic Power Co., Ltd.		—	1,500	—	—	1,500
Associates	Daejung Offshore Wind Power Co., Ltd.		—	1,000	—	—	1,000
Joint ventures	PT. Tanjung Power Indonesia		—	464	—	(7)	457
Joint ventures	RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		1,055	1,456	—	8	2,519
Joint ventures	HORUS SOLAR, S.A. DE C.V		3,323	10,579	—	(33)	13,869
Joint ventures	SUNMEX RENOVABLES, S.A. DE C.V.		144	180	—	2	326
Joint ventures	Kelar S.A.		42,158	—	—	1,562	43,720
Joint ventures	Chun-cheon Energy Co., Ltd.		5,057	—	(5,057)	—	—
Joint ventures	DE Energia SpA		6,632	—	—	246	6,878
Joint ventures	Daehan Wind Power PSC		—	11,852	—	—	11,852

		~~W~~	120,023	27,085	(5,666)	3,458	144,900

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

46.	Related Parties, Continued

(6)	Borrowings arising from related party transactions as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won
Related parties	Type	December 31, 2019		Borrowings	Repayment	Others	June 30, 2020
Korea Development	Facility	~~W~~	59,845	—	(4,174)	—	55,671
Bank	Others		3,500	—	(277)	—	3,223
	Operating funds		179,000	52,961	(178,306)	(542)	53,113
	Syndicated Loan		17,085	—	(1,073)	845	16,857
	EBL		—	32,232	—	(714)	31,518

(7)	Guarantees provided to related parties as of June 30, 2020 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Guarantee
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD	11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD	1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD	70,000	SMBC Ho Chi Minh and others
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD	900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD	4,439,920
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees	USD	223,000	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD	170,000	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees	USD	149,000	Firstar Development, LLC, Santander Bank and others
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR	6,508	Hana Bank
Korea Electric Power Corporation		Debt guarantees	SAR	80,000
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD	100,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD	16,800	Shinhan Bank
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.	Performance guarantees	MYR	7,500	Maybank
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	4,623	Hana Bank and others
		Guarantees for supplemental funding and others (*1)		—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	KRW	70,254
		Impounding bonus guarantees	USD	5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR	5,600	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	2,006	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*7) Debt guarantees	KRW KRW	42,653 20,300	Kookmin Bank and others BNK Securities
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW	1,589	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	215	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	71,109	Kookmin Bank
		Guarantees for supplemental funding (*1)		—	Kookmin Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of June 30, 2020 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Guarantee
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	5,130	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	17,058	Kookmin Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	29,865	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW	90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	4,182	Shinhan Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	250,249	Korea Development Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	3,285	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW	17,797	KDB Capital Corporation and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW	20,836	IBK
		Guarantees for supplemental funding (*1)	KRW	18,989	IBK
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW	8,095	Samsung Fire & Marine Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD	24,544	Sumitomo mitsui banking
		Other guarantees	USD	3,150	PT Adaro Indonesia
		Guarantees for supplemental funding (*1)		—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW	32,233	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD	14,400	Societe Generale
		Collateralized money invested	KRW	33,949	JCSD Trustee Services Limited and others
EWP Barbados 1 SRL	South Jamaica Power Company Limited	Guarantees for supplemental funding (*1, 3)		—	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW	9,743	Mirae Asset Daewoo Co., Ltd. and others
Korea East-West Power Co., Ltd.		Debt guarantees	USD	5,728
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW	2,306	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	26,469	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)	KRW	8,000
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	23,083	Shinhan Bank and others
		Performance guarantees		—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD	61,692	Hana Bank, MUFG
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Debt guarantees (*9)	USD	16,000	Shinhan Bank
		Performance guarantees	USD	3,600
		Debt guarantees (*9)	USD	240
		Performance Debt guarantees (*9)	USD	1,898	Hana Bank
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW	4,961	Woori Bank and Shinhan Bank and others
		Performance guarantees		—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of June 30, 2020 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Guarantee
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW	2,990	IBK
		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Jeongam Wind Power Co., Ltd.	Guarantees for supplemental funding (*1) and performance guarantees		—	SK Securities.Co., LTD., KDB Capital Corporation, and others
		Collateralized money invested	KRW	4,386
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*4)		—	SEM Investment Co., Ltd.
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW	6,428	Kookmin Bank and others
Kospo Chile SpA	Kelar S.A.	Collateralized money invested	KRW	70,375	Export-Import Bank of Korea and others
	Chester Solar I SpA	Collateralized money invested	KRW	1,187	IBK
	Chester Solar IV SpA	Collateralized money invested	KRW	331
	Chester Solar V SpA	Collateralized money invested	KRW	77
	Diego de Almagro Solar Spa	Collateralized money invested	KRW	685
	Laurel SpA	Collateralized money invested	KRW	467
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric. Co., Ltd.	Collateralized money invested	KRW	408	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	120,360	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD	10,560	Mizuho Bank
Korea Midland Power Co., Ltd.	PT. Wampu Electric Power	Debt guarantees	USD	5,271	SMBC
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested		—	IBK
		Guarantees for supplemental funding and others (*1)		—	IBK and others
Korea Midland Power Co., Ltd.	YaksuESS Co., Ltd.	Collateralized money invested	KRW	441	IBK
Korea Midland Power Co., Ltd.	Namjeongsusang Solar Power Operation Co., Ltd.	Collateralized money invested	KRW	523	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW	4,652	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW	1,253	IBK
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested (*5)		—	IBK
		Guarantees for supplemental funding and others (*1,6)	KRW	76,800	NH investment & securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW	115,060	Korea Development Bank and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW	15,915	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW	17,480	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding (*1, 2)	KRW	2,500	Woori Bank
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW	2,265	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW	2,398	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND solar., Ltd.	Collateralized money invested	KRW	1,157	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW	4,112	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW	2,322	IBK
Korea South-East Power Co., Ltd.	Cheongsong Myeonbongsan Wind Power Plant Co., Ltd.	Collateralized money invested	KRW	4,259	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Youngam Solar Power Co., Ltd.	Collateralized money invested	KRW	6,100	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW	2,537	Shinhan Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of June 30, 2020 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Guarantee
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW	6,709	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW	9,495	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW	3,304	Woori Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Hydro & Nuclear Power Co., Ltd.	Jeju SolarOne Co., Ltd.	Collateralized money invested	KRW	143	IBK and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested (*8)		—	Shinhan Bank
		Guarantees for supplemental funding (*1)		—

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

The Group has granted the right to Hana Financial Investment Co., Ltd., as an agent for the creditors to Expressway Solar-light Power Generation Co., Ltd. (“ESPG”), to the effect that in the event of acceleration of ESPG’s payment obligations under certain borrowings to such creditors, Hana Financial may demand the Group to dispose of shares in ESPG held by the Group and apply the resulting proceeds to repayment of ESPG’s obligations.

(*3)

This includes a guarantee for the shareholder’s capital payment in connection with the business of 190MW gas complex thermal power plant in Jamaica. EWP Barbados 1 SRL’s capital contribution amount is USD 18,400 thousand and there is no residual guarantee amount among total collateral limit.

(*4)

Controlling and non-controlling common shareholders of Samcheok Eco Materials Co., Ltd. have pre-emption rights, if preferred shareholders intend to sell their shares until December 23, 2020. And promised yield of the preferred stock is guaranteed through the transaction. As of June 30, 2020, the Group has recognized derivative liabilities of ~~W~~6,205 million related to the guarantee. Meanwhile, the Group is under an agreement with Samcheok Eco Materials Co., Ltd. that if a damage incurs related to the fulfillment of obligations pursuant to the mandatory contract of coal ash supply, compensation for the expected amount of the damage should be settled.

(*5)

The Group recognized an impairment loss on all of the equity securities of Hyundai Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*6)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~28,717 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*7)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*8)

The Group recognized an impairment loss on all of the equity securities of Incheon New Power Co., Ltd. during the year ended December 31, 2019, and the acquisition cost of the securities provided as collateral is ~~W~~461 million.

(*9)

The Group provided a payment guarantee to Daehan Wind Power PSC for reimbursement of Equity Bridge Loan(EBL), opening LC for Debt Service Reserve Account(DSRA), guarantee for the swap termination costs and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

46.	Related Parties, Continued

(8)	As of June 30, 2020, there is no financial guarantee provided by related parties.

(9)	Derivatives transactions with related parties as of June 30, 2020 are as follows:

(i)	Currency Swap

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract Amount			Contract interest rate per annum		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Korea Development Bank	2019~2024	~~W~~	177,600	USD 150,000	1.24%	2.50%	~~W~~	1,184.00
	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80

(ii)	Currency forward

In millions of won and thousands of foreign currencies
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Korea Development	2017.12.27	2021.07.12	~~W~~	104,849	USD 100,000	~~W~~	1,048.49
Bank	2020.06.29	2020.08.03		5,998	USD 5,000		1,199.55
	2020.06.19	2020.07.06		21,575	USD 17,800		1,212.10
	2020.06.23	2020.07.13		6,049	USD 5,000		1,209.85
	2020.06.26	2020.07.23		2,997	USD 2,500		1,198.65

(10)

The Group considers executive directors and executive head officer in charge of planning, operation, control of business activity as the key members of management. Salaries and other compensations to the key members of management of the Group for the three and six-month periods ended June 30, 2020 and 2019 are as follows:

In millions of won	June 30, 2020			June 30, 2019
Type	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Salaries	~~W~~	728	917	639	855
Employee benefits		18	32	2	4

	~~W~~	746	949	641	859

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

47.	Statements of Cash Flows

(1)	Significant non-cash transactions for the six-month periods ended June 30, 2020 and 2019 are as follows:

In millions of won
Transactions	June 30, 2020		June 30, 2019
Transfer from construction-in-progress to other assets	~~W~~	4,358,767	3,903,246
Recognition of asset retirement cost and related provision for decommissioning costs		114,813	140,718
Transfer from provision for disposal of used nuclear fuel to accrued expenses		192,248	151,832
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		6,786,498	8,513,498
Transfer from inventory to stored nuclear fuel		230,102	737,363
Change in accounting policy and increase in right-of-use assets		137,393	4,633,091

(2)	Changes in liabilities incurred from financing activities for the six-month periods ended June 30, 2020 and 2019 are as follows:

In millions of won	June 30, 2020
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	67,876,541	2,439,902	—	392,660	70,709,103
Lease liabilities		5,070,133	(353,977)	128,230	202,086	5,046,472

	~~W~~	72,946,674	2,085,925	128,230	594,746	75,755,575

In millions of won	June 30, 2019
				Non-cash changes
	Beginning balance		Cash flows	Increase	Changes in accounting policies	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	61,034,627	4,021,612	—	—	465,719	65,521,958
Lease liabilities		283,806	(264,809)	150,579	4,626,657	155,064	4,951,297

	~~W~~	61,318,433	3,756,803	150,579	4,626,657	620,783	70,473,255

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

48.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020			December 31, 2019
Contracts	Amounts		Balance	Amounts	Balance
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	56,574	16,038	56,408	24,721
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		45,390	32,876	45,390	32,876
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		36,143	33,020	36,143	36,143
Purchase of GIS (362kV, 6300A, 63kA) 26CB – Hwasung S/S		40,010	11,117	40,010	15,300
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	2,244	37,744	9,700
Purchase of cable (FR CNCO-W, 1C, 325SQ) 1,400,000M		59,716	37,249	59,716	37,249
Purchase of switch (Eco) 9,360 units		40,631	24,031	40,631	24,031
Purchase of cable (TR CNCE-W/AL, 1C, 400SQ) 2,654,400M		34,782	—	36,063	6,243
Purchase of cable (TR CNCE-W,1C,600SQ) 551,200M		33,019	33,019	—	—
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 4,464,000M		76,724	76,724	—	—
Purchase of cable (FR CNCO-W,1C,325SQ) 1,092,000M		37,538	37,538	—	—
Construction of Shin-Kori units (#5,6)		8,625,387	3,752,534	8,625,387	4,479,956
Construction of Shin-Hanul units (#1,2)		9,443,635	500,144	8,306,149	—
Other 29 contracts		449,581	126,023	352,710	122,890
Service of designing Seoul Combined units (#1,2)		31,515	1,153	30,778	2,119
Purchase of main machine for construction of Seoul Combined units (#1,2)		331,249	—	331,249	15,918
Construction of Seoul Combined units (#1,2)		394,655	24,999	387,722	31,150
Service of designing Shin-Boryeong units (#1,2)		121,163	521	120,668	888
Purchase of main machine for construction of Shin-Boryeong units (#1,2)		816,317	4,048	816,317	4,955
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,209	37,142	305,209	43,388
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		105,226	10,275	105,226	10,736
Electricity construction of Shin-Seocheon thermal power plant		243,324	28,148	231,196	87,874
Purchase of main machine for Jeju LNG combined		166,287	11,428	166,287	12,088
Service of designing Taean IGCC plant units		46,101	2,332	46,101	2,332
Service of designing Taean units (#9,10)		112,813	13,192	112,483	12,862
Purchase of furnace for construction of Taean units (#9,10)		556,206	20,415	556,206	17,579
Purchase of turbine generator for construction of Taean units (#9,10)		214,208	13,602	214,208	10,857
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)		205,764	282	205,764	282
Purchase of oxygen plant for construction of Taean IGCC units		97,345	1,962	97,345	1,630
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		104,600	41,840	104,600	104,600
Purchase of coal handling machine for construction of Samcheok units (#1,2)		284,497	33,689	282,927	42,785
Purchase of furnace for construction of Samcheok units (#1,2)		1,092,287	11,710	1,066,824	11,771
Purchase of turbine main equipment for Samcheok units (#1,2)		212,188	125	223,550	132
Purchase of main equipment for Namjeju		138,486	9,694	138,486	84,982

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

48.	Commitments for Expenditure, Continued

(2)	As of June 30, 2020, details of contracts for inventory purchase commitment are as follows:

The Group imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Group entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2020 ~ 2030	32,435 Ton U3O8
Transformed	2020 ~ 2030	18,088 Ton U
Enrichment	2020 ~ 2030	17,667 Ton SWU
Molded (Light)	2020	756 Ton U
Molded (Medium))	2020	401 Ton U
Molded (Initial core)	2020 ~ 2023	415 Ton U

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of June 30, 2020 and December 31, 2019 are as follows:

In millions of won	June 30, 2020			December 31, 2019
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	636	~~W~~	685,058	586	~~W~~	697,835
As the plaintiff	181		315,224	199		707,287

A group of plaintiffs (consisting of 2,167 individuals) filed a lawsuit against NSSC (Nuclear Safety and Security Commission) regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong unit 1 nuclear power plant, and NSSC won the case during the six-month period ended June 30, 2020. Also, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori unit 5 and 6 in September 12, 2016 and lost the lawsuit in February 14, 2019. They appealed the case in March 18, 2019. The Group joined these litigations as a stakeholder after obtaining permission from the court.

As of June 30, 2020, in connection with Shin-Hanul unit 3 & 4, the Group has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Group does not believe that it has a present obligation to the vendor, and that it is probable that the Group will prevail if a lawsuit is filed against the Group. In addition, the Group cannot reliably estimate the potential economic outflow related to the obligation as of June 30, 2020.

The Group is the defendant against a number of claims. The following is potentially significant ongoing claims pertaining to the Group:

①

There is an ongoing claim against the Group from a group of plaintiffs (consisting of 3,910 individuals) regarding the contribution to plan assets and payment of retirement benefits. The Group recognized ~~W~~11,730 million as litigation provisions in relation to the lawsuit as of June 30, 2020.

②

There is an ongoing claim against the Group due to disagreements over contract details regarding the construction of the waste refinement power generation plant for Next Energy Co., Ltd., including commencement of commercial operation, however, the Group has not recognized any provision, as the outcome of the lawsuit and the related amount and timing of economic benefit outflow that the Group may be liable for cannot be reasonably estimated as of June 30, 2020.

③

There are multiple ongoing claims against the Group related to ordinary wages, requesting payment of unpaid wages. The Group believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected lawsuits. For this reason, the Group recognized ~~W~~17,639 million as litigation provisions in relation to the lawsuit as of June 30, 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

49.	Contingencies and Commitments, Continued

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of June 30, 2020 and December 31, 2019 are as follows, continued:

In addition to the abovementioned significant ongoing claims, there are 9 arbitration cases pertaining to the Group as of June 30, 2020 and the significant arbitration cases for the six-month period ended June 30, 2020 are as follows:

①

KEPCO and KEPCO KDN Co., Ltd., a subsidiary of KEPCO, have been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Court of Arbitration of the International Chamber of Commerce. The Group recognized ~~W~~1,056 million of litigation provision in relation to the lawsuit during the year ended December 31, 2019.

②

In relation to the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Group to the Indian Council of Arbitration due to disagreements in the contract, but the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

③

Two companies including GE Energy Products France SNC filed an arbitration against the Group to Korea Commercial Arbitration Board regarding additional payment of construction costs, but the Group has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

(2)	Guarantees of payments and commitments provided to other companies as of June 30, 2020 are as follows:

①

The Group has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Group has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

②

The Group has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand and investment guarantee up to USD 43,500 thousand to Mizuho bank and others in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

③

The Group has provided MUFG Bank, Ltd. (MUFG) borrowing guarantee up to USD 41,258 thousand proportion to its ownership in the equity bridge loan guarantee with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

④

The Group has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank guarantee of mutual investment of USD 2,192 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

⑤	The Group provides the DekaBank with an investment guarantee of EUR 13,800 thousand to Stavro Vind AB, to enter into a loan contract for the Sweden Wind Power (Stavro) construction operation project.

⑥

The Group has provided a guarantee to complete the construction of the waste refinement power generation plant of Next Energy Co., Ltd. (contract amount : ~~W~~14.7 billion) to the financial institution agents, thus the Group is liable to compensate the financial institution agents for any damages incurred in the event of incompletion of the construction. Also, the power generation guarantee agreement was concluded in connection with the consignment service for management and operations (the repayment period of the principal of the loan) after the completion of the construction. If the amount of power generated falls short of the contracted power generation amount, the Company will be liable to pay compensation for the shortage. The Group expected outflow of resources to be highly probable due to the guarantee provided to complete the construction. Hence, the Group recognized ~~W~~13,889 million as a provision (recognized as a variable consideration for the contract amount of the project).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

49.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of June 30, 2020 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Limited amount
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,895,500
Commitments on Bank-daylight overdraft	Nonghyup Bank	KRW	280,000
Limit amount available for CP	Hana Bank	KRW	1,150,000
Limit amount available for card	Hana Bank and others	KRW	46,944
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	1,657,613
	DBS Bank and others	USD	2,262,700
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700
Certification of payment on L/C	Shinhan Bank	KRW	7,749
	Shinhan Bank and others	USD	926,934
Certification of Performance guarantee on contract	Seoul Guarantee Insurance and others	KRW	62,783
	First Abu Dhabi Bank and others	USD	729,175
	Korea Development Bank and others	JPY	637,495
	Hana Bank	EUR	2,059
	Hana Bank and others	INR	191,883
	Hana Bank	CAD	464
	Maybank	MYR	7,500
Certification of bidding	Hana Bank	USD	10,000
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	44,047
	Export-Import Bank of Korea and others	USD	603,223
	Hana Bank	SAR	86,508
Others	Nonghyup Bank and others	KRW	548,008
	Export-Import Bank of Korea and others	USD	1,652,293
	Shinhan Bank	JPY	381,210
	Standard Chartered	AED	50
Inclusive credit	Hana Bank	KRW	8,000
	Hana Bank and others	USD	30,722
	Shinhan Bank	INR	92,348
Trade finance	BNP Paribas and others	USD	700,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of June 30, 2020, blank check and assets provided as collaterals or pledges to financial institutions by the Group are as follows:

In millions of won and thousands of foreign currencies
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings (*2)
SE Green Energy Co., Ltd.	DB Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	149,500	Collateral for borrowings (*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	327,800	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery and others	KRW	110,500	Collateral for borrowings (*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	396,120	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Samsung Fire & Marine Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	110,240	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Utility plant and others	KRW	293,400	Collateral for borrowings (*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	236,570	Collateral for borrowings (*1)
KST Electric Power Company	The Export – Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings (*2)

(*1)	This is based on the amount of loan commitment limit.

(*2)	As of June 30, 2020, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from Korea Energy Agency as of June 30, 2020. The Group has provided a blank check as repayment guarantee.

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~72,468 million as of June 30, 2020 to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~15 million and depreciation on the idle assets of ~~W~~3,276 million are recorded in other expenses for the six-month period ended June 30, 2020. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of June 30, 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

49.	Contingencies and Commitments, Continued

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in the Gaeseong Industrial District as of June 30, 2020. The book value of facility is ~~W~~16,057 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ~~W~~2,911 million. The outcome of this event cannot be reasonably estimated as of June 30, 2020.

(7)

In connection with the electric power IT modernization project in Kerala, India, negotiations are underway due to disagreements in the contract regarding the existence and the scope of a warranty obligation. However, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of June 30, 2020.

(8)

In connection with the consignment of management and operation project of the 54MW solar power plant in Hitachi Chuo, Japan, negotiations with the insurance company and other stakeholders are underway due to disagreements over the method of restoration and cost burden of the facilities damaged due to the typhoon. However, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of June 30, 2020.

(9)

To prevent the spread of COVID-19, a variety of prevention and control measures, including movement restrictions, are being implemented worldwide, and as a result, the global economy is being affected extensively. In addition, various forms of government policies are being announced to cope with COVID-19. The Group was unable to reasonably estimate the impact of COVID-19 and the impact of the government support policies on the Group’s interim consolidated financial statements as of June 30, 2020, and the resulting effects have not been reflected in the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

50.	Business Combination

(1)	The details of business combinations that occurred for the year ended December 31, 2019 are as follows:

In millions of won
Company	Key operation activities	Date of merger	Transfer price
Eumseong Natural Gas Power Co., Ltd.	Power generation	2019.12.23	225,758

Eumseong Natural Gas Power Co., Ltd. was established in August 2019 by spin-off from Dangjin Eco Power Co., Ltd., and obtained the license for LNG combined power generation under the 8th Basic Plan for Long-Term Electricity Supply and Demand. Korea East-West Power Co., Ltd., a subsidiary of the Group, acquired 100% of its interest in Eumseong Natural Gas Power Co., Ltd. for stable power supply and profit generation through diversification of power sources, and merged with Eumseong Natural Gas Power Co., Ltd. on December 23, 2019.

(2)	Details of the transfer price at fair value given by the acquirer of the business combination for the year ended December 31, 2019 are as follows:

In millions of won
Type	Amounts
Cash and cash equivalents	~~W~~	166,700
Fair value of the shares owned before the acquisition		59,058

	~~W~~	225,758

(3)	The fair values of assets and liabilities acquired through the business combination at the acquisition date for the year ended December 31, 2019 are as follows:

In millions of won
Type	Amounts
Fair value of the identifiable assets	~~W~~
Current assets
Cash and cash equivalents		2,389
Trade and other receivables		55
Non-current assets
Property, plant and equipment		54
Intangible assets		172,434
Other assets		60
Fair value of the identifiable liabilities
Current liabilities
Borrowings		(2,900)
Non-current liabilities
Deferred tax liabilities		(41,729)

	~~W~~	130,363

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

50.	Business Combination, Continued

(4)	Details of goodwill resulting from the business combination for the year ended December 31, 2019 are as follows:

In millions of won
Type	Amounts
Fair value of transfer price	~~W~~	225,758
Less: Fair value of the identifiable net assets		(130,363)

	~~W~~	95,395

Goodwill arose from the business combination due to the transfer price including the premium to obtain control paid in order to acquire Eumseong Natural Gas Power Co., Ltd. It also includes expectation of synergy effect and future growth in profits derived from business combination with LNG combined power generation project. These business rights can be separated from goodwill which satisfies the recognition requirements and thus the business rights have been recognized as a separate intangible asset.

On the contrary, the expected benefits such as direct fuel acquisition and reduce costs for O&M did not satisfy the recognition requirements for identifiable intangible assets and thus were not recognized separately from the goodwill.

(5)	Net cash outflows from the business combination for the year ended December 31, 2019 are as follows:

In millions of won
Type	Amounts
Cash paid for the acquisition	~~W~~	156,700
Less: Cash and cash equivalents received		(2,389)

	~~W~~	154,311

(6)

Fees for legal service, due diligence and others relating to the business combination amounted to ~~W~~24 million. The fees were excluded from the transfer price and recognized as selling and administrative expenses in the statement of comprehensive income (loss) for the year ended December 31, 2019.

(7)

There is no sale or net profit included in the statement of comprehensive income (loss) for the year ended December 31, 2019, in relation to additional business launched by Eumseong Natural Gas Power Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

51.	Subsequent Events

(1)

Subsequent to June 30, 2020, Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea East-West Power Co., Ltd., issued a foreign bond and corporate bonds for funding debt repayment, facility investments, and operations as follows:

In millions of won and thousands of foreign currencies
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea South-East Power Co., Ltd.	Foreign corporate bond	2020.08.03	2026.08.03	1.00	USD 300,000
Korea Midland Power Co., Ltd.	#57-1 non-guaranteed corporate bond	2020.07.21	2030.07.21	1.51	KRW 90,000
	#57-2 non-guaranteed corporate bond	2020.07.21	2040.07.21	1.64	KRW 100,000
Korea East-West Power Co., Ltd.	#20-1 corporate bond	2020.07.16	2025.07.16	1.35	KRW 40,000
	#20-2 corporate bond	2020.07.16	2040.07.16	1.70	KRW 90,000
	#20-3 corporate bond	2020.07.16	2050.07.16	1.70	KRW 80,000

(2)

Korea Hydro & Nuclear Power Co., Ltd., KEPCO KPS Co., Ltd., and others, which are subsidiaries of the Group, decided to participate in the foundation, the Nuclear Power Plant Decommissioning Research Institute, to demonstrate and promote the advancement of nuclear power plant decommissioning technology, and to foster the related industry. The contribution made amounted to ~~W~~193,370 million.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2020

(Unaudited)

52.	Adjusted Operating Profit (Loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s consolidated interim statements of comprehensive income (loss) prepared in accordance with KIFRS for each of the three and six-month periods ended June 30, 2020 and 2019 to the operating profit or loss as presented in the Group’s consolidated interim statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	June 30, 2020			June 30, 2019
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Operating profit (loss) on the consolidated interim statements of comprehensive income (loss)	~~W~~	389,810	820,364	(298,659)	(928,539)
Add
Other income
Reversal of other provisions		18,322	19,892	—	2,186
Reversal of other allowance for bad debt		2,441	2,465	960	960
Gains on government grants		58	129	67	139
Gains on assets contributed		12,047	22,484	2,707	2,771
Gains on liabilities exempted		384	1,214	616	719
Compensation and reparations revenue		20,902	40,397	19,822	38,664
Revenue from research contracts		—	682	1,427	2,577
Rental income		49,586	96,453	47,069	94,051
Others		7,268	13,816	22,786	29,090
Other gains
Gains on disposal of property, plant and equipment		—	56,163	20,353	29,187
Gains on disposal of intangible assets		1,556	1,556	—	97
Reversal of impairment losses on property, plant and equipment		6,737	6,737	—	—
Gains on foreign currency translation		4,853	16,872	13,907	10,955
Gains on foreign currency transactions		15,323	23,152	10,866	17,166
Gains on insurance proceeds		5,665	5,665	—	13
Others		112,712	173,955	43,890	110,235
Deduct
Other expenses
Compensation and reparations expense		(8,465)	(8,778)	(77)	(77)
Accretion expenses of other provisions		(58)	(114)	(5,225)	(383)
Depreciation expenses on investment properties		(364)	(735)	(4,047)	(4,291)
Depreciation expenses on idle assets		(1,638)	(3,276)	(1,636)	(3,272)
Other bad debt expense		(7,152)	(7,187)	(4,849)	(5,696)
Donations		(78,051)	(89,195)	(15,578)	(27,563)
Others		(4,321)	(7,376)	(4,383)	(9,856)
Other losses
Losses on disposal of property, plant and equipment		(17,084)	(19,253)	(12,755)	(26,747)
Losses on impairment of property, plant and equipment		(9,162)	(9,162)	(27,406)	(29,685)
Losses on impairment of intangible assets		(3,505)	(3,505)	(61,696)	(61,696)
Losses on foreign currency translation		(3,080)	(11,661)	—	(51,468)
Losses on foreign currency transactions		(9,526)	(31,626)	(19,055)	(28,915)
Others		(14,919)	(57,385)	(26,496)	(37,818)

Adjusted operating profit (loss)	~~W~~	490,339	1,052,743	(297,392)	(877,196)